Exhibit 99.1

QUARTERLY REPORT

(From January 1, 2017 to September 30, 2017)

THIS IS AN ENGLISH TRANSLATION OF THE INTERIM REPORT ORIGINALLY PREPARED IN THE KOREAN LANGUAGE (IN SUCH FORM AS REQUIRED BY THE KOREAN FINANCIAL SERVICES COMMISSION). THIS ENGLISH TRANSLATION IS NOT OFFICIAL AND IS PROVIDED FOR INFORMATION PURPOSES ONLY.

UNLESS EXPRESSLY STATED OTHERWISE, ALL INFORMATION CONTAINED HEREIN IS PRESENTED ON BOTH CONSOLIDATED AND NONCONSOLIDATED BASIS IN ACCORDANCE WITH THE KOREAN-INTERNATIONAL FINANCIAL REPORTING STANDARDS (K-IFRS) WHICH DIFFER IN CERTAIN RESPECTS FROM GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CERTAIN OTHER COUNTRIES, INCLUDING THE UNITED STATES. WE HAVE MADE NO ATTEMPT TO IDENTIFY OR QUANTIFY THE IMPACT OF THESE DIFFERENCES.

QUARTERLY REPORT

(From January 1, 2017 to September 30, 2017)

To:	Korean Financial Services Commission and Korea Exchange

/s/ Choi, Jeong-Woo
Choi, Jeong-Woo
President and Representative Director
POSCO
6261 Donghaean-ro (Goedong-dong), Pohang-si, Nam-gu, Gyungsangbuk-do, Korea
Telephone: +82-54-220-0114

/s/ Yoon, Duk-Il
Yoon, Duk-Il
Senior Vice President
POSCO
6261 Donghaean-ro (Goedong-dong), Pohang-si, Nam-gu, Gyungsangbuk-do, Korea
Telephone: +82-2-3457-0114

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Attachment:	Independent Auditors’ Review Report
(Consolidated and Separate)

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I. OVERVIEW

1. Scope of Business

A. POSCO (the “Company”)

Business

(1) Production and sale of crude steel and stainless steel products

(2) Port/harbor loading/unloading, warehousing and packaging

(3) Management of professional athletic organizations

(4) Power generation, renewable energy projects, liquefied natural gas logistics and exploration and other incidental businesses

(5) Real property lease business

(6) Public energy services and distribution system

(7) Marine transportation of mineral resources; domestic and overseas processing and sales of mineral resources

(8) Educational services and other incidental services

(9) Production and sale of non-ferrous metals

(10) Technology license sales and engineering business

(11) Other businesses incidental or related, directly or indirectly, to the foregoing businesses

B. POSCO Business Group

(1)	Name of the Business Group: POSCO

(2)	Companies Belonging to the Business Group

POSCO, POSCO COATED & COLOR STEEL Co., Ltd., POSCO Daewoo Corporation, POSCO ICT, POSCO CHEMTECH, POSCO M-TECH, MegaAsset Co., Ltd., Busan E&E Co., Ltd., Suncheon Eco Trans Co., Ltd., SNNC, eNtoB Corporation, UITrans LRT Co. Ltd., POSMATE, POSCO Humans, POSCO ENGINEERING & CONSTRUCTION CO., LTD., POSCO Research Institute, POSCO A&C, Poscoene, POSCO Processing&Service, Pohang Scrap Recycling Distribution Center Co., Ltd., POSCO NIPPON STEEL RHF JOINT VENTURE CO., Ltd., POSCO-TERMINAL Co., Ltd., POSCO ENERGY CO., LTD., PSC Energy Global Co., Ltd., Gale International Korea, LLC, BLUE O&M Co., Ltd., POSCO Venture Capital Co., Ltd., POSCO ES MATERIALS, Pohang Special Welding Co., Ltd., POSCO MITSUBISHI CARBON TECHNOLOGY, POSPOWER CO., LTD., Songdo POSCO Family Housing, HOTEL LAONZENA CO., LTD., POSCO Group University, POSCO PLANTEC Co., Ltd., POSCO E&C Songdo International Building, POCA STEM Co., Ltd., POSCO Research & Technology

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(a)	Changes in Companies Belonging to the Business Group

•	Inclusion of the Business Group: POCA STEM Co., Ltd. (March 22, 2017)

POSCO Research & Technology(July 1, 2017)

•	Exclusion of the Business Group: POSCO ENGINEERING CO., Ltd. (March 23, 2017)

METAPOLIS Co., Ltd.(September 12, 2017)

(3)	Related Laws and Regulations

The Korea Fair Trade Commission has designated POSCO as a company subject to the limitations on Cross Shareholding and Debt Guarantee for Affiliates under the Monopoly Regulation and Fair Trade Act (the “MRFTA”).

Details

(a)	Prohibition on Cross Shareholdings (Article 9 (1) of the MRFTA)

(b)	Prohibition on Debt Guarantees for Affiliated Corporations (Article 10-2 of the MRFTA)

(c)	Prohibition on Shareholding of Venture Capitals for Subsidiaries (Article 9 (3) of the MRFTA)

(d)	Limitation of Voting Rights of Financial or Insurance Companies (Article 11 of the MRFTA)

(e)	Resolution of the Board of Directors and Publication on Large-Scale Intra-Group Transaction (Article 11-2 of the MRFTA)

(f)	Disclosure of Important Facts such as Unlisted Shares (Article 11-3 of the MRFTA)

(g)	Disclosure of a corporate group (Article 11-4 of the MRFTA)

(h)	Report on Status of Shareholding (Article 13 of the MRFTA)

2. Business Organization

A. Highlights of the Company’s Business Organization

(1)	Location of the Headquarters: 6261 Donghaean-ro (Goedong-dong), Nam-gu, Pohang-si, Gyeongsangbuk -do, Korea

(2)	Steel Works and Offices

(a)	Pohang Steel Works: 6262 Donghaean-ro (Dongchon-dong), Nam-gu, Pohang-si, Gyeongsangbuk -do, Korea

(b)	Gwangyang Steel Works: 20-26 Pokposarang-gil (Kumho-dong), Gwangyang-si, Jeollanam -do, Korea

(c)	Principal Executive Office: POSCO Center, 440 Teheran-ro (Daechi-dong), Gangnam-gu, Seoul, Korea

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(d)	Overseas Offices: For the purpose of supporting international business transactions, the Company operates five overseas offices as follows:

United Arab Emirates (Dubai), Iran(Teheran), European Union (Dusseldorf, Germany),

Brazil (Rio de Janeiro), Australia (Perth), Argentina (Jujuy), and Russia (Moscow).

(3)	Major Changes in the Board of Directors (as of March 10, 2017)

(a)	Inside Directors

•	New members : Chang, In-Hwa, Yu, Seong (1 year)

•	Reelected members : Kwon, Oh-Joon (3 years), Oh, In-Hwan, Choi, Jeong-Woo (1 year)

(b)	Outside Directors

•	New members : Chang, Seung-Wha (3 years), Kim, Shin-Bae, Chung, Moon-Ki (2 years)

(c)	Representative Directors

•	Prior to March 10, 2017: Kwon, Oh-Joon, and Kim, Jin-Il

•	As of March 10, 2017: Kwon, Oh-Joon, Oh, In-Hwan, and Choi, Jeong-Woo

(4)	Changes of the Major Shareholders of POSCO

(a)	National Pension Service holds the largest number of shares of POSCO.

(b)	Date of Disclosure: January 30, 2007

(For further reference, please refer to the public disclosures regarding the change of the major shareholders on January 30, 2007, July 27, 2007, January 29, 2008, July 25, 2008, January 21, 2009, March 2, 2009, July 22, 2009, October 9, 2009, January 26, 2010, July 20, 2010, January 28, 2011, July 22, 2011, January 31, 2012, August 1, 2012, February 1, 2013, August 1, 2013, January 14, 2014, January 23, 2014, July 29, 2014,January 23, 2015, August 5, 2015, January 6, 2016, January 26, 2016, March 15, 2016, April 12, 2016, July 4, 2016, July 5, 2016, July 21, 2016, October 7, 2016, October 11, 2016, January 10, 2017, April 10, 2017, July 12, 2017, and October 13, 2017)

B. Merger, Acquisition and Handover of Businesses

(1)	Small scale merger of POSHIMETAL Co., Ltd into POSCO was completed on March 15, 2016

•	Date of merger : March 1, 2016

(2)	Small scale merger of POSCO Green Gas Technology into POSCO was completed on May 16, 2016

•	Date of merger : May 1, 2016

The purpose of both mergers is to enhance the shareholders’ value by increasing operational efficiency and creating synergies between businesses.

POSCO holds a 100% stake in POSHIMETAL Co., Ltd. and a 100% stake in POSCO Green Gas Technology. For both small scale mergers, the merger ratio is 1:0 and POSCO does not issue new shares. On the completion of mergers, POSCO remains as a surviving company.

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C. Major Changes in Production Facilities

Refer to the ‘II. Business (5. Production and Facilities)’

3. Equity Capital

A. New Issuance of Registered Common Stock

There was no new issuance of registered common stock in the last five years.

B. Convertible Bonds

[None]

C. Bonds with Warrant

[None]

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4. Other Information Regarding Shares

A. Total Number of Shares

(As of September 30, 2017)
Authorized Shares	Outstanding Shares
200,000,000	87,186,835

Currency of the Republic of Korea is Korean Won (“KRW”).
Par Value: KRW 5,000 per share

B. Treasury Stock Holding and Cancellation

(As of September 30, 2017)
Method of Purchase	Type	Beginning*	Increased	Decreased	Cancelled	Balance
Direct	Registered Common	7,189,170	—	1,164	—	7,188,006
Special Money Trust		—	—	—	—	—
Total		7,189,170	—	1,164	—	7,188,006

*	Beginning Balance: as of December 31, 2016

Board of Directors approved the ‘Disposal of Treasury Stocks as Employee Award’ at the Meeting held on February 7, 2013, where the execution and responsibility of the disposal of the treasury stocks were delegated to the Executive Management Committee.

On January 23, 2017, the Executive Management Committee resolved its plan to dispose the treasury stocks and the actual disposal of 30 treasury stocks was completed on January 24, 2017.

On April 18, 2017, the Executive Management Committee resolved its plan to dispose the treasury stocks and the actual disposal of 974 treasury stocks was completed on April 19, 2017.

On July 18, 2017, the Executive Management Committee resolved its plan to dispose the treasury stocks and the actual disposal of 160 treasury stocks was completed on July 19, 2017.

Changes after September 30, 2017

On October 20, 2017, the Executive Management Committee resolved its plan to dispose the treasury stocks and the actual disposal of 775 treasury stocks was completed on October 23, 2017.

5. Voting Rights

(As of September 30, 2017)
Classification of Shares	Number of Shares	Remarks
(1) Number of Outstanding Shares	87,186,835	—
(2) Shares without Voting Rights *	7,188,006	*Treasury Stock 7,188,006 shares
(3) Shares with Voting Rights	79,998,829	—

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6. Earnings and Dividend

(In millions of KRW)
	2017 3Q (January 1, 2017 ~ September 30, 2017)	2016	2015
(Consolidated) Net Profit	2,233,159	1,363,310	180,647
Earnings per Share (KRW)	27,607	16,627	1,845
Cash Dividend Paid	359,993	639,978	639,961
(Consolidated) Pay-out Ratio (%)	16.1	46.9	354.3
Dividend per Share (KRW)	4,500	8,000	8,000
Dividend Yield (%)	1.4	3.1	4.5

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II. BUSINESS

1. Overview

A. Classification of Business

We classify our business into four segments;

Steel, Trading, Engineering & Construction, and Others.

B. Segment Results

					(In millions of KRW)
Category	2017 3Q (January 1, 2017 ~ September 30, 2017)		2016		2015
	Sales	Operating Income (Loss)	Sales	Operating Income (Loss)	Sales	Operating Income (Loss)
Steel	22,389,467	2,674,061	26,844,154	2,946,533	28,292,824	1,875,891
Trading	15,583,799	238,958	16,774,078	249,196	18,315,487	191,800
Engineering & Construction	5,066,419	314,213	6,768,348	(514,561)	8,515,780	265,891
Others	2,018,020	242,537	2,696,933	163,157	3,068,254	76,461

Total	45,057,705	3,469,769	53,083,513	2,844,325	58,192,345	2,410,043

2. Current Situation

1) Steel

A. Domestic Market Share

							(Millions of Tons, %)
Category	2017 3Q (January 1, 2017 ~ September 30, 2017)		2016		2015		2014
	Production	Market share	Production	Market share	Production	Market share	Production	Market share
Crude Steel Production	52.8	100	68.6	100	69.7	100	71.5	100
POSCO	27.6	52.3	37.5	54.7	38.0	54.5	37.7	52.7
Others	25.2	47.7	31.1	45.3	31.7	45.5	33.8	47.3

Source: Korea Iron and Steel Association

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B. Characteristics of the Steel Market

The steel industry supplies materials to major industries such as the automobile, shipbuilding and electronic appliance industries.

C. Summary and Prospect of New Businesses

1)	Establishment of Steelworks in India

(a)	Company entered into a memorandum of understanding with the Orissa state government for the development of iron ore captive mines and for the development and construction of an integrated steelworks facility with an annual production capacity of 12 million tons. (June, 2005)

(1-1) Development of Iron Ore Captive Mines

(a)	POSCO-India filed applications for mining exploration licenses for certain iron ore mines in the region of Khandadhar, Orissa (the “Khandadhar Licenses”). (September, 2005)

(b)	Orissa State Government recommended the approval of the Khandadhar Licenses on behalf of POSCO-India to the Indian central government. (December, 2006)

(c)	Indian central government denied the approval for the Khandadhar Licenses and remanded the matter to the Orissa State Government for further consideration. (July, 2007)

(d)	Orissa State Government resubmitted its recommendation for the approval of the Khandadhar Licenses on behalf of POSCO-India to the Indian central government. (January, 2009)

(e)	Orissa High Court set aside the Orissa State Government’s recommendation to grant the approval of the Khandadhar Licenses to POSCO-India. (July, 2010)

(f)	Orissa State Government filed a special leave petition with the Indian Supreme Court. (November, 2010)

(g)	Indian Supreme Court ordered to nullify judgment of the Orissa High Court regarding the right to explore the iron ore mines in the region of Kandahar; and the Indian central government reinitiated the approval procedures for right to explore Kandahar. (May, 2013)

(h)	The project was temporarily suspended because India Government announced an Administrative Order of the auction system for assignment of mine. (January, 2015)

(1-2) Establishment of Steelworks

(a)	Indian central government granted the approval for the environmental impact assessment for the construction of a captive port. (May, 2007)

(b)	Indian central government granted the approval for the environmental impact assessment for the construction of steel mills. (July, 2007)

(c)	Indian Supreme Court granted the transformation of the forest land on the steel mill construction site. (August, 2008)

(d)	Indian central government granted the final approval for the deforestation of steel mill construction sites. (December, 2009)

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(e)	Final plans for the rehabilitation and resettlement of indigenous population were approved by the Rehabilitation and Peripheral Development Advisory Committee (constituted by the Orissa state government). (July, 2010)

(f)	Forest Advisory Committee acting under the Ministry of Environment and Forest temporarily suspended activities at the construction site pending investigation into alleged violation of the Forest Regulation Act. (August, 2010)

(g)	Ministry of Environment and Forest of the Indian central government granted a conditional approval on the construction of the steel mills and the port. (January, 2011)

(h)	Ministry of Environment and Forest of the Indian central government granted the final approval on the construction of the steel mills and the port. (May, 2011)

(i)	Company cleared the crop fields designated for the construction of its steel mill site within the state owned property. (May, 2011).

(j)	An environmental organization filed a lawsuit to nullify the approval for the environmental impact assessment in the National Green Tribunal. (August, 2011)

(k)	National Green Tribunal dismissed the lawsuit of nullifying the approval for the environmental impact assessment and ruled that the Ministry of Environment and Forest should reassess the conditions on which clearance was permitted for the project. (March, 2012)

(l)	Procurement of the possessory right over 1,704 acres of the steel mill construction site. (March, 2013)

(m)	Ministry of Environment and Forest of the Indian central government approved to gain environmental license for building the steel mill (January, 2014)

(2)	Establishment of the Steelworks in Brazil

(a)	Board of Directors resolved to invest a 20% interest in CSP Joint Venture established by POSCO, VALE S.A. and DONGKUK STEEL MILL CO., LTD. (May, 2011)

(b)	CSP Joint Venture entered into an Engineering Procurement Construction contract with POSCO E&C. (December, 2011)

(c)	Construction of a steelwork with an annual capacity of 3 million tons initiated. (September, 2012)

(d)	Build 4 pillars sustaining the furnace (March, 2014)

(e)	Receiving electrical power (July, 2015)

(f)	Construction completed and production of slabs commenced (June, 2016)

(3)	Establishment of a Continuous Galvanizing Line in Thailand

(a)	Approval of the Board of Directors (November, 2013)

(b)	Contract of the Site Sales (March, 2014)

(c)	Acquisition of the Land Use Rights (June, 2014)

(d)	Construction of a steelwork with an annual capacity of 0.45 million tons commenced (September, 2014)

(e)	Electric generation work commenced (July, 2015)

(f)	Test run of operation (December, 2015)

(g)	Construction of Continuous Galvanizing Line completed (June, 2016)

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(4)	Establishment of No.7 Continuous Galvanizing Line at Gwangyang Works

(a)	Board of Directors resolved to construct a Continuous Galvanizing Line at Gwangyang Works (December, 2014)

(b)	Construction of a steelwork with an annual capacity of 0.5 million tons commenced (September, 2015)

(c)	Steel-frame work commenced (January, 2016)

(d)	Electric generation work commenced (May, 2016)

(e)	Test run of operation (December, 2016)

(f)	Construction of No.7 Continuous Galvanizing Line completed (April, 2017)

(5)	Increase capability of non-oriented electrical steel at Pohang Works

(a)	Board of Directors resolved to increase capability of non-oriented electrical steel at Pohang Works (May, 2015)

(b)	Construction of a steelwork with an annual capacity of 0.1 million tons commenced (March, 2016)

(c)	Electric generation work commenced (September, 2016)

(d)	Test run of operation (December, 2016)

(e)	Construction completed (February, 2017)

(6)	Joint venture with Chongqing Iron and Steel (Group) Company Limited in China

(a)	Board of Directors resolved to invest in JV with Chongqing Iron and Steel (January, 2016)

(b)	Execution of JV Agreements (April, 2016) – Construction of Steel mills for 1) cold rolled steel products and 2) plated steel products (June, 2016)

(c)	Termination JV Agreements (September, 2017)

2) Trading

A. Market Share

(Millions of Dollars)
Category	2017.3Q	2016.3Q	Growth rate
All Trading Companies in Korea	430,185	363,065	18.5%
POSCO Daewoo	5,356	4,356	23.0%

Source: Korea International Trade Association

B. Summary and Prospect of New Businesses

POSCO Daewoo Corporation (“POSCO Daewoo”) is playing a leading role in Korean export industry as the number one trading company based on its wide range of trading network worldwide including about 100 overseas trading subsidiaries, overseas branches and representative offices through intermediary trading and exporting various products including steel, non-ferrous metals, and chemical products. Moreover, POSCO Daewoo is making tangible progress in resource development through Myanmar gas field. POSCO Daewoo has newly entered into the food and forestry development business to secure the future food resources and green energy resources. POSCO Daewoo will aggressively drive this successful momentum of active investment and trading by establishing plantations for agro-resources such as rice, soybean, wheat and corn as well as oil palm and afforestation businesses.

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3) Engineering & Construction

A. Summary and Prospect of New Businesses

POSCO Engineering & Construction Co. Ltd. (“POSCO Engineering & Construction”), established in February 1982, is currently expanding its business areas to civil engineering, architectural works, energy, urban development and low carbon & green growth businesses. In reference to the number of the overseas contracts signed by POSCO Engineering & Construction in 2011, the business performance of the POSCO Engineering & Construction in the global market has been satisfactory.

POSCO ENGINEERING CO., LTD. succeeded in the development of a management system for the global market and the Engineering, Procurement & Construction (“EPC”) business. In December 2016, POSCO ENGINEERING CO., LTD. entered into an agreement of merger with its parent company, POSCO Engineering & Construction Co. Ltd., to create synergies in an increasingly competitive construction industry through complementary cooperation between the companies.

4) Others

A. POSCO ENERGY CO., LTD

POSCO ENERGY CO., LTD. (“POSCO ENERGY”) started its commercial operation in February, 1972 as the only privately-owned power plant in Korea. Since the early 90’s, POSCO ENERGY continuously remodeled and built additional power plants meeting the increased demand of electricity in Korea. POSCO ENERGY started its fuel cell business in 2007 and continuously develops, manufactures and provides the operation and management services for fuel cell plants globally.

B. POSCO ICT

POSCO ICT is established in November, 1989 for the purpose of providing services in software development, data processing, and info-communications business. It has an expertise in IT and engineering, which was made in an effort to lead the trend of green growth and convergence. POSCO ICT has provided total solution to overseas existing steel mills and other solution systems through application of optimal information technology. Currently, POSCO ICT applies its developed ICT technology at Smart Factory by applying the industrial IoT and big data at industrial sites. Based on its key technologies, POSCO ICT has been putting efforts to enhance competitiveness of the industries, in areas such as smart factory, smart IT, energy, SOC (railroad/transportation), and environment. POSCO ICT will continue to support to strengthen the core business of POSCO Group and enhance its business competency globally.

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C. POSCO CHEMTECH

POSCO CHEMTECH, founded in 1963, specializes in manufacturing of refractories, lime used in steel manufacturing processes as well as a wide range of chemical and environmentally friendly products. POSCO CHEMTECH provides refractories to a wide range of industries including steel, cement, and glass companies. POSCO CHEMTECH is currently expanding its comprehensive chemical and carbon material business in the secondary cell, anode materials and needle coke graphites.

D. POSCO M-TECH

POSCO M-TECH started its operation in 1973 as a specialized supplier of steel supplementary materials, including aluminum deoxidizers and molybdenum and steel products packagings. POSCO M-TECH expanded its ferro/nonferrous alloy refining business through consigned operation and management of the magnesium plants, ferrosilicon plants, Fe power plants and FeMn plants. POSCO M-TECH makes its utmost efforts to stronghold its ground as a steel packaging and up-stream material-specialized company.

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3. Key Products

A. Sales of Key Products

(In hundred millions of KRW, %)
Business Area	Item	Specific Use	Total Sales	Ratio
Steel	Hot-rolled Product (HR)	Steel pipe, Shipbuilding, etc.	57,579	16.30%
	Cold-rolled Product (CR)	Automobile , Home appliances, etc.	125,070	34.81%
	Stainless Steel Products	Western tableware, etc.	75,190	21.12%
	By-Product	Plates, Wire rods, etc.	99,922	27.77%
	Gross Sum		357,761	100.00%
	Deduction of Internal Trade		(133,866)
	Sub Total		223,895

Trading	Steel, Metal		210,563	78.93%
	Chemical, Strategic Item, Energy		7,197	3.09%
	Others		45,660	17.99%
	Gross Sum		263,420	100.00%
	Deduction of Internal Trade		(107,582)
	Sub Total		155,838

Engineering & Construction	Domestic Construction	Architecture	23,507	41.58%
		Plant	5,294	10.49%
		Civil Engineering	5,026	9.39%
	Overseas Construction		10,593	21.66%
	Owned Construction		5,731	10.34%
	Others		3,518	6.54%
	Gross Sum		53,669	100.00%
	Deduction of Internal Trade		(3,005)
	Sub Total		50,664

Others	Electricity Sales, etc.		38,750	100.00%
	Deduction of Internal Trade		(18,570)
	Sub Total		20,180

Total Sum			450,577

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B. Price Fluctuation Trend of Key Products

	(In thousands of KRW/ Tons, kWh)
Business Area	Products	2017 3Q (January 1, 2017 ~ September 30, 2017)	2016	2015
Steel	Hot-rolled Product (HR)	634	510	553
	Cold-rolled Product (CR)	789	677	719

Others	Electric Power	90	86	105
	Lime	106	113	117

Figures for the trading and engineering & construction businesses are not reflected on the table.

[Steel]

(1)	Criteria for Calculation

(a)	Subjects for Calculation: unit prices of the standard hot-rolled product and cold-rolled product

(b)	Calculation Method and Unit: The average price of each product based on its total sales including the freight during the given period.

(2)	Factors of Price Fluctuations

The price for steel products has increased during the 2017 primarily due to an increase in the price of raw materials in the second half of 2016.

[Others]

(1)	Criteria for Calculation

(a)	Electric Power = price of electric power/total amount of generated power

(b)	Lime: average sales price including shipping cost

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4. Major Raw Materials

A. Current Status of Major Raw Materials

(In hundred millions of KRW)
Business Area	Type of Purchase	Item	Specific Use	Purchase Amount (Portion)	Remarks
Steel	Raw Materials	Materials for Iron-making,	Iron Ore for Blast Furnaces	83,103 (44.2%)	Iron Ore, Coal
		Sub-materials	Sub-materials for Iron-making, Steelmaking	60,290 (32.1%)	Iron Material, Alloy Iron, Non-ferrous Metal, Limestone, etc.
		Stainless Steel Materials	Key Materials for STS Production	44,616 (23.7%)	Nickel, Ferrochrome, STS Scrap Iron, etc.

Engineering & Construction	Raw Materials	Ready-mixed Concrete	Construction of Structure	1,585 (18.9%)
		Steel Pile	Foundation of Structure	64 (0.8%)
		Steel Reinforcement	Strengthening Concrete	1,242 (14.8%)
		Cable	Electricity Transfer	117 (1.4%)
		Others	Construction of Pipe and Structure etc.	5,378 (64.1%)

Others	Raw Materials	LNG	Material for Power Generation	6,265 (41.7%)
		Limestone	Production of Lime	744 (5.0%)
		Others	Engineering business etc.	8,007 (53.3%)

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B. Price Fluctuation Trend of Major Raw Materials

	(In thousands of KRW)
Business Area	Category	2017 3Q (January 1, 2017 ~September 30, 2017)	2016	2015
Steel	Iron Ore(per ton)	83	68	63
	Coal(per ton)	253	133	116
	Scrap Iron(per ton)	331	262	274
	Nickel(per ton)	11,400	11,151	13,392

Engineering & Construction	Ready-mixed Concrete (per m3)	61	61	59
	Steel Pile (per m)	50	49	39
	Steel Reinforcement (per kg)	1.0	1.0	1.0
	Cable (per m)	1.0	1.0	1.0

Others	LNG (per ton)	660	592	760
	Lime (per ton)	19	20	20

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[Steel]

Key Factors in Price Fluctuations

(1)	Iron Ore

	(In US Dollars/ Tons)
	‘17 3Q	‘17 2Q	‘17 1Q	‘16 4Q	‘16 3Q	‘16 2Q	‘16 1Q	’15 4Q	’15 3Q	’15 2Q	‘15 1Q	‘14 4Q
Trend of International Benchmark Price (Free On Board, “FOB”)	64	57	79	65	53	51	45	42	49	54	58	66

(2)	Coal

	(In US Dollars/ Tons)
	‘17 3Q	’17 2Q	‘17 1Q	‘16 4Q	‘16 3Q	‘16 2Q	‘16 1Q	’15 4Q	’15 3Q	‘15 2Q	‘15 1Q	‘14 4Q
Trend of International Benchmark Price (FOB)	189	191	285	200	92.5	84	81	89	93	109.5	117	119

(3)	Scrap Iron

	(In US Dollars/ Tons)
	‘17 3Q	‘17 2Q	‘17 1Q	‘16 4Q	‘16 3Q	‘16 2Q	‘16 1Q	’15 4Q	’15 3Q	‘15 2Q	‘15 1Q	‘14 4Q
Trend of Purchase Price (Cost and Freight, “CFR”)	322	268	284	253	227	235	187	219	225	256	268	331

(4)	Nickel

	‘17 3Q	‘17 2Q	‘17 1Q	‘16 4Q	‘16 3Q	‘16 2Q	‘16 1Q	’15 4Q	’15 3Q	15 2Q	‘15 1Q	‘14 4Q
Trend of London Metal Exchange ( “LME”) Cash Price	USD 4.78/lb USD 10,528/ton	USD 4.18/lb USD 9,225/ton	USD 4.66/lb USD 10,271/ton	USD 4.90/lb USD 10,810/ton	USD 4.66/lb USD 10,265/ton	USD 4.00/lb USD 8,823/ton	USD 3.86/lb USD 8,499/ton	USD 4.28/lb USD 9,437/ton	USD 4.79/lb USD 10,561/ton	USD 5.90/lb USD 13,008/ton	USD 6.50/lb USD 14,338/ton	USD 7.17/lb USD 15,799/ton

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[Engineering and Construction]

(1)	Criteria for Calculation

Products	Criteria for Calculation

Ready-mixed Concrete	Standard 25-210-15

Steel Pile	SPS400 406.4x7.9T

Steel Reinforcement	High Tensile Deformed Bar SD40 D10

Cable	TFR-CV, 0.6/1KV, 2.5SQ, 2core

[Others]

(1)	Criteria for Calculation

(a)	Electric Power: purchase price of electricity from Korea Gas Corporation

*	Electricity price is affected by the raw material cost and foreign exchange rate.

(b)	Lime: purchase price of lime and transportation fees

21

5. Production and Facilities

A. Production Capacity

[Steel]

(Thousands of Tons)

Business Area	Products	2017 3Q (January 1, 2017 ~ September 30, 2017)	2016	2015
Steel	Crude Steel	35,880	47,590	47,610

[Others]

(Electric Power-MW per year, Lime-Thousands of Tons per year)

Business Area	Products		2017 3Q (January 1, 2017 ~ September 30, 2017)	2016	2015
Power Generation	Electric Power	Inchon	3,412	3,412	3,412
		Gwangyang	284	284	284
		Pohang	290	290	290

Lime	Lime		1,638	2,190	2,190

B. Production Result and Capacity Utilization Rate

[Steel]

(1)	Production

	(Thousands of Tons)
Products		2017 3Q (January 1, 2017 ~ September 30, 2017)	2016	2015
Crude Steel		31,373	42,199	42,027

Products	Hot-Rolled Products	6,442	10,560	9,399
	Plate	4,771	6,429	6,471
	Wire Rod	2,121	2,803	2,771
	Pickled-Oiled Steel Sheets	2,206	3,022	2,816
	Cold-Rolled Products	7,165	8,462	9,219
	Coated Steel	4,930	6,510	6,170
	Electrical Steel	850	1,080	1,170
	Stainless Steel	2,003	2,571	2,401
	Others	3,388	4,327	3,775
	Total	33,876	45,764	44,192

The amount of products is the aggregate of the amount of products of POSCO and subsidiaries of POSCO, which may include interested party transactions.

22

(2)	Capacity Utilization Rate for the for the third quarter of fiscal year of 2017

	(Thousands of Tons)
	Company	Capacity	Production	Utilization Rate
Crude Steel Production	POSCO	31,705	27,633	87.2%
	Zhangjiagang Pohang Stainless Steel	1,100	874	79.5%
	PT.KRAKATAU POSCO	2,250	2,220	98.7%
	POSCO SS-VINA	825	646	78.3%
	Total	35,880	31,373	87.4%

Trade and engineering & construction businesses are not reflected on the table due to difficulties in measuring capacity, production and utilization rate of such businesses.

[Others]

(1)	Production Result

	(Gwh, Thousands of Tons)
Business Area	Products	2017 3Q (January 1, 2017 ~ September 30, 2017)	2016	2015
Power Generation	Electric Power	10,345	15,362	15,754
Lime	Lime	1,793	2,472	2,437

(2)	Capacity Utilization Rate for the third quarter of fiscal year of 2017

	(Electric Power-hr, Lime-Thousands of Tons)
Business Area	Products		Capacity	Production	Utilization Rate
Power Generation	Electric Power	Inchon	6,552	3,076	47.0%
		Gwangyang	6,552	6,029	92.0%
		Pohang	6,552	5,278	80.6%
Lime	Lime		1,638	1,793	109%

23

C. Production Facilities

[Land]

	(In millions of KRW)
Business Area	Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel	2,125,327	17,099	(153,209)	—	1,989,217
Trade	27,221	116,338	(870)	—	142,689
Engineering & Construction	40,467	689	(15,074)	—	26,082
Others	408,193	4,673	(11,037)	—	401,829

[Building]

	(In millions of KRW)
Business Area	Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel	4,313,396	255,620	(283,935)	(236,376)	4,048,705
Trade	92,227	399,428	(65,350)	(4,479)	421,826
Engineering & Construction	104,816	360,913	(362,377)	(3,865)	99,487
Others	485,192	19,153	(13,539)	(19,808)	470,998

[Structures]

	(In millions of KRW)
Business Area	Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel	2,631,013	101,636	(61,639)	(146,031)	2,524,979
Trade	1,765	31,919	(11,817)	(662)	21,205
Engineering & Construction	49,082	230	(498)	(1,349)	47,465
Others	226,620	17,714	(4,722)	(11,814)	227,798

[Machinery and Equipments]

	(In millions of KRW)
Business Area	Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel	17,570,993	2,959,994	(2,032,218)	(1,503,244)	16,995,525
Trade	278,206	339,442	(188,805)	(23,079)	405,764
Engineering & Construction	26,909	5,970	(18,287)	(2,003)	12,589
Others	2,442,283	73,819	(39,085)	(118,239)	2,358,778

[Vehicles]

	(In millions of KRW)
Business Area	Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel	28,916	13,776	(8,985)	(9,873)	23,834
Trade	4,651	5,613	(3,969)	(1,074)	5,221
Engineering & Construction	8,090	5,367	(5,264)	(1,111)	7,082
Others	5,042	2,197	(1,823)	(1,487)	3,929

24

[Tools and Fixtures]

	(In millions of KRW)
Business Area	Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel	58,887	69,861	(67,663)	(15,293)	45,792
Trade	1,555	52,905	(43,019)	(2,513)	8,928
Engineering & Construction	1,327	4,521	(4,049)	(577)	1,222
Others	9,611	2,932	(1,450)	(3,573)	7,520

[Equipment]

	(In millions of KRW)
Business Area	Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel	81,636	52,819	(46,108)	(18,542)	69,805
Trade	13,171	44,695	(14,709)	(5,203)	37,954
Engineering & Construction	6,264	34,396	(33,745)	(2,462)	4,453
Others	31,335	14,085	(4,476)	(10,190)	30,754

[Financial Lease Assets]

	(In millions of KRW)
Business Area	Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel	92,142	87	(7,796)	(4,588)	79,845
Trade	17,736	8,237	(1,826)	(2,559)	21,588
Engineering & Construction	1,152	4,705	(1,039)	(649)	4,169
Others	47,983	—	(1)	(3,359)	44,623

[Biological Assets]

(In millions of KRW)
Business Area	Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel	—	—	—	—	—
Trade	—	61,587	(1)	(3,947)	57,639
Engineering & Construction	—	—	—	—	—
Others	—	—	—	—	—

[Assets under Construction]

	(In millions of KRW)
Business Area	Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel	2,009,648	1,182,176	(1,510,862)	—	1,680,962
Trade	404,989	172,335	(454,631)	—	122,693
Engineering & Construction	17,888	28,163	(4,758)	—	41,293
Others	104,607	117,502	(102,781)	—	119,328

25

(2)	Major Capital Expenditures

(a)	Investments under Construction

[Steel]

	(In hundred millions of KRW)
Company		Date	Project	Total Investment	Invested Amount	Amount to Be Invested
POSCO	Expansion/ Establishment	April, 2014 ~ December, 2018	Establishment of SNG Plant	11,940	11,552	388
		December, 2015 ~ December, 2017	P) Installation of the LICC Continuous Casting Machine	654	384	270
		February, 2017 ~ June, 2020	P, G) Expansion of the Capacity of the Raw Material Treatment Facilities, etc.	16,584	6,045	10,539
POSCO COATED & COLOR STEEL Co., Ltd.	Establishment	March, 2017 ~ December, 2018	Installation of no.4 CCL	390	55	335

POSCO AMERICA ALABAMA PROCESSING CENTER CO., LTD.	Establishment	April, 2016 ~September, 2017	Establishment of no.2 Wire rod processing facility	240	229	11

P stands for Pohang Steel Works.

G stands for Gwangyang Steel Works.

[Trade]

	(In hundred millions of KRW)
Company		Date	Project	Total Investment	Invested Amount	Amount to Be Invested
PT.BIO Inti Agrindo	Expansion	December, 2014 ~ December, 2019	CPO Mill	382	162	220

[Others]

	(In hundred millions of KRW)
Company		Date	Project	Total Investment	Invested Amount	Amount to Be Invested
POSCO ICT	Expansion	January, 2017 ~ December, 2017	Expansion of Smart Management Server For Smart Management Operation Efficiency	261	111	150
POSCO- TERMINAL Co., Ltd.	Expansion	January, 2016 ~ December, 2017	Investment in Silo	616	474	142

POSCO ES MATERIALS	Expansion	December, 2016 ~ September, 2017	Investment in production line of cathode materials for secondary battery	331	331	—

The investments over KRW 10 billion are listed on the table while equity investment is not reflected thereon.

26

(b)	Future Investment Plans

	(In hundred millions of KRW)
Business	Company	Project		Planned Investments
				2017	2018	2019
Steel	POSCO	Expansion, Renovation and Replacement of Existing Facilities	Renovation of Existing Facilities Capacity Increase	—	1,312	7,284
				—	2,031	7,810
	POSCO Thainox Public Company Limited	Expansion, Renovation and Replacement of Existing Facilities	Manufacture Process	39	58	29
	POSCO SS VINA CO., LTD..	Expansion, Renovation and Replacement of Existing Facilities	Renovation of Existing Facilities	43	79	161
Trade	POSCO Daewoo Corporation	Expansion, Renovation and Replacement of Existing Facilities	Establishment of Facilities	36	150	55
	PT. BIO INTI AGRINDO	Expansion, Renovation and Replacement of Existing Facilities	Establishment of Facilities	28	79	113
	DAEWOO TEXTILE LLC	Expansion, Renovation and Replacement of Existing Facilities	Establishment of Facilities	16	94	58
Others	POSCO ICT	Expansion, Renovation and Replacement of Existing Facilities	Investment in Smart IT business	262	316	—
			Discover new business opportunities-	32	100	—
	POSMATE	Expansion, Renovation and Replacement of Existing Facilities	Renovation of Existing Facilities	51	71	98

The investments over KRW 10 billion are listed on the table while equity investment is not reflected thereon.

27

6. Product Sales

[Steel]

	(In hundred millions of KRW)
Items		2017 3Q (January 1, 2017 ~ September 30, 2017)	2016	2015
Domestic	Hot-Rolled Products	31,773	33,178	30,799
	Cold-Rolled Products	28,994	34,869	38,418
	Stainless Steel	18,925	22,733	22,365
	Others	47,331	69,133	79,113

Export	Hot-Rolled Products	25,806	36,143	41,505
	Cold-Rolled Products	96,076	109,514	100,565
	Stainless Steel	56,265	69,535	71,530
	Others	52,590	53,957	64,073

Total	Gross Sum	357,760	429,062	448,368
	Internal Transaction	(133,866)	(160,620)	(165,440)
	Total	223,895	268,442	282,928

[Trading]

	(In hundred millions of KRW)
Items		2017 3Q (January 1, 2017 ~ September 30, 2017)	2016	2015
Domestic	Merchandise	16,753	6,026	6,833
	Product	2,902	—	—
	Others	991	397	244

Export	Merchandise	64,809	74,529	81,379
	Product	632	126	57
	Others	800	498	606

Trades among Korea, China & Japan		176,533	182,625	180,956

Gross Sum		263,420	264,201	270,075

Internal Transaction		(107,582)	(96,460)	(86,920)

Total		155,838	167,741	183,155

28

[Engineering & Construction]

(In hundred millions of KRW)
Items	2017 3Q (January 1, 2017~ September 30, 2017)	2016	2015
Construction Contract Revenue	Domestic	Architecture	23,507	24,964	25,302
Plant	5,294	14,104	15,381
Civil Engineering	5,026	6,699	8,653
Overseas	10,593	15,951	39,001

Own Construction	5,731	6,048	7,187

Other Subsidiary company sales	3,518	7,054	3,154

Gross Sum	53,669	74,820	98,678

Internal Transaction	(3,005)	(7,137)	(13,521)

Total	50,664	67,683	85,157

[Others]

	(In hundred millions of KRW)
Items	2017 3Q (January 1, 2017~ September 30, 2017)	2016	2015
Electric Power	20,180	26,970	30,683

7. Derivatives

We utilize derivatives contracts to hedge the exchange rate risk and interest rate risk, and we also possess other option contracts. As of September 30, 2017, we had derivatives assets of USD 0.7 billion and derivatives liabilities of USD 0.55 billion related to forward exchanges. During the nine months ended September 30, 2017, we recognized KRW 63,125 million of net losses on valuation of derivatives related to the above-mentioned derivatives contracts.

29

8. Significant Contracts

Company	Contract	Date	Remarks
POSCO	Cooperation Agreement with Roy Hill Co., Ltd.	January, 2010	The purpose of the Cooperation Agreement was to obtain 15% stake in Roy Hill Holdings Pty. Ltd. which was pursuing the development of Roy Hill iron ore mine in Western Australia.
		January, 2012	POSCO decided to acquire certain additional equity interest in Roy Hill Holdings Pty. Ltd. (2nd phase), which amounts to approximately KRW 1,779 billion.
		March, 2012	POSCO entered into a contract in March 2012 to invest an additional A$ 1,495 million to increase its interest to 15% of the total outstanding and common stocks of Roy Hill Holdings Pty. Ltd.
		April, 2012	POSCO entered into a contract to dispose its 2.5% interest in the total outstanding common stocks of Roy Hill Holdings Pty. Ltd. to China Steel Corporation for A$ 305 million.
	Sales of shares in POSCO Specialty Steel Co., Ltd.	March, 2015

POSCO entered into a contract to sell its 52.3% interest in the total outstanding common stocks of POSCO Specialty Steel Co., Ltd. to SeAH Besteel Corp., Shinyoung Securities Co., Ltd., and Shinhan Investment Corp, which amounts to approximately KRW 418.5 billion.

	Sales of shares in POSCO ENGINEERING & CONSTRUCTION	June, 2015

•       POSCO entered into a contract to sell its 38% interest in the total outstanding common stocks of POSCO Engineering & Construction Co., Ltd. to Public Investment Fund of the Ministry of Finance in Saudi Arabia(PIF) for the (i)sale of POSCO’s common stock (10,802,850 shares) in POSCO E&C to PIF, and (ii)POSCO E&C’s issuance and sale of new shares of common stock (5,083,694 shares) to PIF

•       Sale of shares of POSCO E&C to PIF was completed (September 30).

	Small scale merger with POSHIMETAL Co.,Ltd.	December, 2015

1) Purpose: Enhancing the shareholders’ value by increasing operational efficiency and creating synergies between businesses

2) Information: POSCO holds a 100% stake in POSHIMETAL Co.,Ltd. The merger ratio is 1:0, and POSCO will not be issuing new shares

3) Conclusion of a contract: December 23, 2015

4) Date of merger: March 1, 2016

5) Registration of merger: March 15, 2016

	Small scale merger with POSCO GREEN GAS TECHNOLOGY	February, 2016

1) Purpose: Enhancing the shareholders’ value by increasing operational efficiency and creating synergies between businesses

2) Information: POSCO holds a 100% stake in POSCO GREEN GAS TECHNOLOGY. The merger ratio is 1:0, and POSCO will not be issuing new shares

3) Conclusion of a contract: February 26, 2016

4) Date of merger: May 1, 2016

5) Registration of merger(expected): May 16, 2016

30

POSCO DAEWOO CORPORATION	Gas Sales and Purchase Agreement (“GSPA”) Regarding Shwe, Shwe Phyu and Mya gas field in Myanmar	December, 2008

1) Contract Parties

•       Seller: POSCO Daewoo (51%), ONGC Videsh Limited (17%), Myanmar Oil and Gas Enterprise (15%), GAIL (India) Limited (8.5%) and Korea Gas Corporation (8.5%)

•       Buyer: China National United Oil Company (“CNUOC”)

2) Signed Date: December 24, 2008

3) Summary of the GSPA

•       Gas produced from Shwe and Shwe Phyu gas field in Block A-1 and Mya field in Block A-3 in Myanmar will be transported via the offshore and onshore gas pipelines to CNUOC in China.

•       Gas production period is expected to be approximately 30 years.

•       Gas sales price will be fluctuated and recalculated quarterly in accordance with the contractual base price, averaged oil price and consumer price.

4) Remarks

•       CNUOC is one of subsidiaries of China National Petroleum Corporation (“CNPC”) and CNPC guarantees CNUOC’s contractual obligations under gas sales and purchase agreement.

•       Related Public Announcements: December 26, 2008; December 3, 2008; June 23, 2008; June 4, 2008; December 5, 2007; June 5, 2007; December 7, 2006; June 8, 2006; December 8, 2005; June 9, 2005; December 10, 2004; and June 11, 2004

	Investment for Construction of Facilities (Offshore Gas Production Platform and Onshore Gas Pipelines, etc.)	August, 2009

1) Total Investment: KRW 2,095,727,800,000

2) Purpose of Investment: construction of new facilities for gas production, processing and transportation

3) Total Period of Investment: October 1, 2009 ~ September 30, 2014

4) Remarks

•       Location: the north-western offshore and onshore in Myanmar

•       Main facilities: offshore platform (gas production capacity: 64,000ft3/day), offshore pipeline (diameter: 32inch, length: 110km), onshore pipeline (diameter: 40 inch, length: 825km)

•       Date of Gas Supply: May 1, 2013; daily gas production rate during the plateau period: 50,000ft3/day

•       The aforementioned investment is for the phase 1 development; the phase 2 ~ 4 developments will commence consequently approximately 10 years after the completion of the phase 1 development.

•       Main business areas: Upstream offshore business (offshore platform, subsea system), Middle stream offshore business (gas pipeline, onshore gas terminal)

•       Participants: POSCO Daewoo (51%), ONGC Videsh Limited (17%), Myanmar Oil and Gas Enterprise (15%), GAIL (India) Limited (8.5%) and Korean Gas Corporation (8.5%)

31

Sale of Daewoo Cement (Shandong) Company Limited	July, 2011

1) Purpose of the Sale : sale of non-core business, divestiture and collection of long term debt

2) Other information

•       The sale price of all of the shares of Daewoo Cement (Shandong) Company Limited has not been determined; the separate disclosure regarding the sale price of Daewoo Cement (Shandong) Company Limited will be made when such information is available.

•       The sale price of all of the shares of Daewoo Cement (Shandong) Company Limited is KRW 37,422,000,000 as of December 27, 2000. At the end of March, 2012, the book value of all of the shares of Daewoo Cement (Shandong) Company Limited was KRW 41,600 million under the K-IFRS.

•       The official sale date of all of the shares of Daewoo Cement (Shandong) Company Limited has not been determined; actual sale date of all of the shares of Daewoo Cement (Shandong) Company Limited shall be set when the condition precedents of the share purchase agreement between Daewoo Cement (Shandong) Company Limited and a purchaser are satisfied.

•       Sale agreement can be nullified when condition precedents of the contract (i.e. government approvals, etc) are not satisfied.

Sale of Kyobo Life Insurance Co., Ltd. stake	August, 2012

1) Purpose of the sale was to strengthen financial structure and secure the core investment plan

2) Other information

•       The board of Directors resolved to sell the Kyobo Life Insurance Co., Ltd.’s stake, which amounts to KRW 1,205,400 million on August 8, 2012.

Acquisition of NEATT (North East Asia Trade Tower) in Songdo, Incheon	July, 2013

1) Building

•       Name: NEATT (North East Asia Trade Tower)

•       Location: Songdo, Incheon, Korea

2) Purchase Price: KRW 207,600,000,000 (2.8% of the total assets on consolidated basis as of the end of year 2012)

3) Closing Date: July 31, 2014 (tentative)

4) Miscellaneous

•       Building is expected to be purchased by Daewoo International (60%) and POSCO E&C (40%)

Small scale merger with Steel segment after spinoff from POSCO Processing &Service	November, 2016

1) Purpose: Expanding the company’s capabilities in steel trading business and enhancing global competitiveness of the company’s steel business

2) Information: POSCO Daewoo merges with the steel segment and others of POSCO P&S at the merger ratio of 1: 0.4387662, after the spinoff from POSCO P&S

3) Conclusion of a contract: November 4, 2016

4) Date of merger: March 1, 2017

5) Registration of merger: March 2, 2017

32

POSCO ENGINEERING & CONSTRUCTION	Small scale merger with POSCO ENGINEERING CO., LTD.	November, 2016

1) Purpose: Achieving sustainable profit and growth by enhancing competitiveness

2) Information: POSCO E&C merges with POSCO Engineering at the merger ratio of 1:0, and POSCO E&C will not be issuing new shares

3) Conclusion of a contract: November 23, 2016

4) Date of merger: February 1, 2017

5) Registration of merger: February 14, 2017

POSCO ENERGY	Agreement of stock acquisition	June, 2014

1) Contract Parties: TONGYANG Cement & Energy Corp., TONGYANG Leisure, and TONGYANG Inc.

2) Signed Date : June 25, 2014

3) Amount : KRW 431,093 million

4) Purpose : Agreement of stock acquisition in order to acquire 100% stake of TONGYANG Power

	Contract on Off-gas Power Plant	February, 2015

1) Contract Parties: Purchaser of electric power (Korea Electric Power Corp. etc.)

2) Signed Date : February 26, 2015

3) Information: Contract of adjusting difference of time-based electric power price between a purchaser of electric power and a power producer

9. Research and Development

A. Research and Development (“R&D”) Organization

Business Area	Company		Organization
Steel	POSCO	POSCO’s Relevant Departments	Technical Research Laboratory
Engineering Solution Center
Pohang Research Laboratory
Gwangyang Research Laboratory
Steel Solution Center
Steel Planning Department
New Business Planning Department
Environment, Energy, Social responsibility Department
	POSCO COATED & COLOR STEEL		R&D Center
	Zhangjiagang Pohang Stainless Steel Co., Ltd.		Product Development Group
	POSCO Thainox Public Company Ltd.		Product Testing Laboratory(LAB) Team
Trading	POSCO Daewoo Corporation		Electric Power Train Development Group
Stainless Quality Technology Group
Engineering & Construction	POSCO Engineering & Construction		R&D Center
	POSCO A&C		R&D Center
Others	POSCO ENERGY		Technology Strategy Department, Fuel Cell Department
	POSCO ICT		R&D Center
	POSCO CHEMTECH		R&D Center, Cathode Material Research Department
	POSCO M-TECH CO., LTD.		R&D Center
	PNR CO., Ltd.		Quality Innovation Department
	POSCO ESM		R&D Center

33

B. R&D Expenses for the third quarter of fiscal year of 2017

	(In millions of KRW)
Category	Business Area
	Steel	Trade	Engineering & Construction	Others	Total
Selling and Administrative Cost	57,416	1,588	2,883	20,109	81,996
Manufacturing Cost	248,329	—	229	2,100	250,658
R&D Cost (Intangible Assets)	17,674	(1)	(2)	3,555	21,226
Total	323,419	1,587	3,110	25,764	353,880
R&D/Sales Ratio	1.44%	0.01%	0.06%	1.28%	0.79%

III. Financial Statements

1. Consolidated Financial Statements

A. Summary of Fiscal Years of 2015, 2016 and the third quarter of 2017

	(In millions of KRW)
Account	2017 3Q (January 1, 2017 ~ September 30, 2017)	2016	2015
[Current Assets]	30,895,291	29,303,834	29,180,889
Cash & Cash equivalents	2,955,477	2,447,619	4,870,185
Other Receivables, net	1,813,717	1,539,742	1,679,879
Other Short-term Financial Assets	5,625,867	5,224,911	3,910,387
Accounts Receivables, net	9,759,151	9,786,927	9,595,935
Inventories	9,819,917	9,051,721	8,225,205
Other Current Assets	921,162	1,252,914	899,298
[Non-current Assets]	49,085,444	50,459,161	51,227,870
Other Receivables, net	1,003,735	762,912	863,258
Other Long-term Financial Assets	2,148,648	2,657,692	2,341,460
Investments in Associates and Joint Ventures	3,779,992	3,882,389	3,945,333
Tangible Assets, net	32,613,570	33,770,339	34,522,855
Good Will & Other Intangible Assets, net	6,082,264	6,088,729	6,405,754
Other Non-current Assets	3,457,235	3,297,100	3,149,210
Total Assets	79,980,735	79,762,995	80,408,759
[Current Liabilities]	18,422,612	18,915,396	20,130,926
[Non-current Liabilities]	13,984,527	15,009,204	15,207,611

34

	(In millions of KRW)
Account	2017 3Q (January 1, 2017 ~ September 30, 2017)	2016	2015
Total Liabilities	32,407,139	33,924,600	35,338,537
[Controlling Interest]	43,774,226	42,373,438	41,235,350
Capital Stock	482,403	482,403	482,403
Capital Surplus	1,401,872	1,397,791	1,383,623
Hybrid bond	996,919	996,919	996,919
Retained Earnings	42,667,117	41,173,778	40,501,059
Other Controlling Interest	(1,774,085)	(1,677,453)	(2,128,654)
[Minority Interest]	3,799,370	3,464,957	3,834,872
Total Shareholders’ Equity	47,573,596	45,838,395	45,070,222
Total Sales	45,057,705	53,083,513	58,192,345
Operating Income	3,469,769	2,844,325	2,410,043
Consolidated Net Profit	2,413,561	1,048,169	(96,181)
[Controlling Interest]	2,233,159	1,363,310	180,647
[Minority Interest]	180,402	(315,141)	(276,828)
Consolidated Total Comprehensive Income	2,312,807	1,502,416	(258,311)
[Controlling Interest]	2,128,647	1,822,533	33,016
[Minority Interest]	184,160	(320,117)	(291,327)
Earnings Per Share	27,607	16,627	1,845
Number of Consolidated Companies	181	199	214

B. The Standards Used for Reporting the Financial Statements

The Company prepared its financial statements in accordance with the Korean-International Financial Reporting Standards (the “K-IFRS”) and applied it to each Company’s final financial statements.

C. Consolidated Interim Financial Statements

Refer to the attached Condensed Consolidated Interim Financial Statements for the Condensed Consolidated Interim Statements of Financial Position as of September 30, 2017, Condensed Consolidated Interim Statements of Comprehensive Income (loss), Condensed Consolidated Interim Statements of Changes in Equity, Condensed Consolidated Interim Statements of Cash Flows for the nine-month period ended September 30, 2017, and Notes

35

2. Separate Financial Statements

A. Summary of Fiscal Years of 2015, 2016 and the third quarter of 2017

	(In millions of KRW)
Account	2017 3Q (January 1, 2017 ~ September 30, 2017)	2016	2015
[Current Assets]	13,775,678	11,732,676	11,427,639
Cash & Cash equivalents	443,725	120,529	1,634,106
Trade Accounts & Notes Receivable(net)	4,069,438	3,216,209	2,740,104
Other Receivables, net	209,330	246,061	246,431
Other Short-term Financial Assets	4,826,525	4,130,963	3,326,012
Inventories	4,125,047	3,995,291	3,427,011
Other Current Assets	101,613	23,623	53,975
[Non-current Assets]	39,317,913	40,323,077	39,881,770
Other Receivables, net	87,577	87,669	93,757
Other Long-term Financial Assets	1,628,933	2,145,570	1,804,374
Investments in Subsidiaries, Associates, and Joint Ventures	15,163,336	15,031,385	15,737,287
Tangible Assets, net	21,706,836	22,257,409	21,514,149
Good Will & Other Intangible Assets, net	527,353	508,890	490,762
Other Non-current Assets	203,878	292,154	241,441
Total Assets	53,093,591	52,055,753	51,309,409
[Current Liabilities]	2,425,977	2,697,252	3,817,678
[Non-current Liabilities]	5,012,706	5,029,054	4,466,173
Total Liabilities	7,438,683	7,726,306	8,283,851
[Capital Stock]	482,403	482,403	482,403
[Capital Surplus]	1,156,356	1,156,303	1,247,581
[Hybrid bond]	996,919	996,919	996,919
[Retained Earnings]	44,281,295	42,943,050	41,862,570
[Other Equity]	(1,262,065)	(1,249,228)	(1,563,915)
Total Shareholders’ Equity	45,654,908	44,329,447	43,025,558
Total Sales	21,456,837	24,324,933	25,607,221
Operating Income	2,102,188	2,635,337	2,238,249
Net Income	2,078,723	1,785,046	1,318,271
Earnings per share(KRW)	25,677	21,899	16,067

B. The Standards Used for Reporting the Financial Statements

The company prepared its financial statements and its Certified Public Accountant’s audit opinions on financial statements in accordance with the Korean - International Financial Reporting Standards (the “K-IFRS”).

C. Separate Interim Financial Statements

Refer to the attached Condensed Separate Interim Financial Statements for the Condensed Separate Interim Statements of Financial Position as of September 30, 2017, Condensed Separate Interim Statements of Comprehensive Income (loss), Condensed Separate Interim Statements of Changes in Equity, Condensed Separate Interim Statements of Cash Flows for the nine-month period ended September 30, 2017, and Notes.

36

IV. CORPORATE GOVERNANCE AND COMPANY AFFILIATES

1. Overview of Corporate Governance

A. Board of Directors

(1)	Board of Directors

Our board of directors has the ultimate responsibility for management of our business affairs. Under our Articles of Incorporation, the board shall consist of five directors who also act as the executive officers (the “Inside Directors”) and seven directors who are to be outside directors (the “Outside Directors”). Our shareholders elect both Inside Directors and Outside Directors at a General Meeting of Shareholders. Candidates for the Inside Directors are recommended to shareholders by the board of directors after the board reviews such candidates’ qualifications; candidates for the Outside Directors are recommended to the shareholders by a separate board committee consisted of three Outside Directors and one Inside Director (the “Director Candidate Recommendation Committee”) after the committee reviews such candidates’ qualifications. Any shareholder holding an aggregate of 0.5% or more of our outstanding shares with voting rights for at least six months may recommend candidates for Outside Directors to the Director Candidate Recommendation Committee.

Our board of directors maintains the following six special committees:

(a)	Director Candidate Recommendation Committee;

(b)	Evaluation and Compensation Committee;

(c)	Finance and Operation Committee;

(d)	Executive Management Committee;

(e)	Audit Committee; and

(f)	Related Party Transaction Committee.

37

Composition of the Special Committees under the Board of Directors and their Functions (as of September 30, 2017)

Category	Composition	Directors	Major Functions
Director Candidate Recommendation Committee	3 Outside Directors; 1 Inside Director	Lee, Myung-Woo (Chairman) Kim, Shin-Bae Chang, Seung-Wha Choi, Jeong-Woo

•       Reviews the qualifications of potential candidates for Directors

•       Proposes nominees for the Outside Directors

•       Advances the nomination process for the CEO among the Inside Directors and members of the special committees

Evaluation and Compensation Committee	4 Outside Directors	Shin, Chae Chol (Chairman) Kim, Joo-Hyun Kim, Shin-Bae Chung, Moon-Ki	• Executes management succession and development plans • Establishes evaluation procedures of directors • Reviews the retirement procedures and distribution of the allowance for directors

Finance and Operation Committee	3 Outside Directors; 2 Inside Directors	Lee, Myung-Woo (Chairman) Shin, Chae Chol Bahk, Byong-Won Oh, In-Hwan Chang, In-Hwa

•       Advances deliberation of new investments in other companies

•       Revises the internal regulations regarding the operation of the Board of Directors

•       Deliberates financial matters and donations from the range of KRW 100 million and KRW 1 billion

Audit Committee	3 Outside Directors	Kim, Joo-Hyun (Chairman) Chung, Moon-Ki Chang, Seung-Wha

•       Audits the accounting system and business operations

•       Examines the agenda for financial statements and other reports to be submitted by the Board of Directors at each general meeting of shareholders

Related Party Transactions Committee	3 Outside Directors	Kim, Joo-Hyun (Chairman) Chung, Moon-Ki Chang, Seung-Wha

•       Reviews matters related to the internal transactions under the MRFTA.

•       Holds preliminary review on internal transactions exceeding the amount of KRW 10 billion.

•       Holds a deliberation hearing on internal transactions exceeding KRW 3 billion but less than 10 billion.

Executive Management Committee	5 Inside Directors	Kwon, Oh-Joon (Chairman) Oh, In-Hwan Choi, Jeong-Woo Chang, In-Hwa, Yu, Seong

•       Oversees decisions with respect to our operational and management matters

•       Reviews management’s proposal for new strategic initiatives

•       Reviews deliberation over critical internal matters related to the organization structure and development of personnel

•       Reviews and revises work and welfare policies

(2)	Establishment and Composition of the Director Candidate Recommendation Committee

(a)	Established the Director Candidate Recommendation Committee (March 17, 2000)

(b)	Changed the name from the Director Candidate Recommendation Committee to the Director Candidate Recommendation and Evaluation Committee (March 15, 2002)

(c)	Changed the name from the Director Candidate Recommendation and Evaluation Committee to the Director Candidate Recommendation Committee (March 12, 2004)

38

(3)	List of Outside Directors (as of September 30, 2017)

Name	Experience	Relation with Majority Shareholder	Remarks
Bahk, Byong-Won	• (Present) Chairman , Korea Employer’s Federation • President, National Happiness Fund • Chairman, Korea Federation Bank	None	Chairman of Board of Directors

Shin, Chae-Chol	• President and Representative Director, LG CNS • President and Representative Director, IBM Korea	None

Lee, Myoung-Woo	• (Present) President and Representative Director, Dongwon Industry • Vice Chairman, Iriver • CEO and Representative Director, SONY Korea	None

Kim, Joo-Hyun	• (Present) President, Financial News • Head of Korea Institute of Future, Kookmin University • President&CEO and Head of Business Strategy Division, Hyundai Research Institute	None

Kim, Shin-Bae	• (Present) Advisor, DAERYOOK & AJU Law Firm • Vice Chairman, SK Group • President and CEO, SK Telecom	None

Chung, Moon-Ki	• (Present) Associate Professor in Accounting, Sungkyunkwan University • Partner and Chief Quality Officer, Samil PwC • Committee Member, Accounting Review Committee of Financial Supervisory Service	None

Chang, Seung-Wha	• (Present) Professor of Law, Seoul National University • (Present) Member, International Chamber of Commerce (ICC) Court of Arbitration • Appellate Body Member, World Trade Organization (WTO)	None

(4)	List of Key Activities of the Board of Directors (January 1, 2017 ~ November 14, 2017)

Session	Date	Agenda	Approval
2017-1	January 25

1. Approval of the financial statements for the 49th fiscal year and the convocation schedule for the 49th General Meeting of Shareholders

2. Recommendation of a candidate for the Inside Director position (Candidate for the Chief Executive Officer)

All 2 Cases Approved

2017-2	February 17	1. Agenda for the 49th General Meeting of Shareholders 2. Recommendation of candidates for the Inside Director position (Excluding the candidate for the Chief Executive Officer)	All 2 Cases Approved

2017-3	March 10

1. Appointment of the Chairman of the Board of Directors

2. Appointment of the Special Committee Members

3. Appointment of the Chief Executive Officer

4. Designation of Representative Directors and presenting positions to Inside Directors

All 4 Cases Approved

39

Session	Date	Agenda	Approval

2017-4	May 12

1. Disposal of the investment purpose available-for-sale stocks

2. Dividend policy and declaration of first quarter dividend for the fiscal year of 2017*

3. Disposal of shares of POSCO Thainox

4. Contribution to POSCO Educational Foundation

5. FY 2017 Transaction Plans with affiliates

6. Modification on Directors’ compensation system and performance evaluation

All 6 Cases Approved (*Amended)
2017-5	August 1	1. Declaration of the second quarter dividend for the fiscal year of 2017 2.Improvement of operation of the Board of the Directors* 3.Acquisition of a certain number of a lithium company’s shares	All 3 Cases Approved (*Amended)
2017-6	November 3

1. Declaration of the third quarter dividend for the fiscal year of 2017

2. Lease contract of Limestone Calcinations Facility between POSCO and POSCO Chemtech

3. Supplementation of #4 hot rolled facilities in Gwangyang Works

4. Improvement of operation of the Board of the Directors

All 4 Cases Approved

Major Activities of the Outside Directors on the Board of Directors (January 1, 2017 ~ November 14, 2017)

Session	Date	Participation of the Outside Directors (the Number of total members)	Remarks
2017-1	January 25	6 (6)
2017-2	February 17	6 (6)
2017-3	March 10	7 (7)
2017-4	May 12	7 (7)
2017-5	August 1	7 (7)
2017-6	November 3	7 (7)

(5)	Composition of the Special Committees and their Activities

(a)	Major Activities of Director Candidate Recommendation Committee (January 1, 2017 ~ March 10, 2017)

Date	Agenda	Approval
February 2, February 15, February 17, 2017	1. Qualification Assessment and Recommendation of Outside Director Candidates	Approved

February 17, 2017	2. Qualification Assessment of Inside Director Candidates (Excluding the candidate for the CEO)	—

March 10, 2017	1. Appointment of Special Committee Members 2. Appointment of the Representative Directors	— —

Major Activities of Director Candidate Recommendation Committee (March 10, 2017~November 14, 2017)

Date	Agenda	Approval
March 10, 2017	1. Appointment of the Chairman of Director Candidate Recommendation Committee	Approved

(b)	Major Activities of Evaluation and Compensation Committee (January 1, 2017 ~ November 14, 2017)

Date	Agenda	Approval
January 25, 2017	1. Evaluation of the management result for the fiscal year of 2016	Approved

February 17, 2017	1. Amendment of the limit of the total remuneration for the Directors for the fiscal year of 2017	—

May 12, 2017	1. Modification on Directors’ compensation system and performance evaluation	—

40

(c)	Major Activities of Finance and Operation Committee (January 1, 2017 ~ November 14, 2017)

Date	Agenda	Approval
May 12, 2017	1. Disposal of the investment purpose available-for-sale stocks 2. Plan for the payment guarantee for NMC 3. Approval of extension of the payment guarantee for POSUK.	- Approved Approved

August 1, 2017	1.Improvement of operation of the Board of the Directors 2.Acquisition of a certain number of a lithium company’s shares	- -

November 3, 2017	1. Improvement of operation of the Board of the Directors 2. Donation of shares of Songdo POSCO Family Housing	- Approved

(d)	Major Activities of Related Party Transaction Committee (January 1, 2017 ~ November 14, 2017)

Date	Agenda	Approval
January 24, 2017	1. Review of and Plan for the operation of the Fair Trading Program	-

February 16, 2017	1. Change in Director for voluntary compliance of Fair Trade	Approved

May 8, 2017	1. Contribution to POSCO Educational Foundation	-

July 17, 2017	1. Review of operation of the Fair Trading Compliance Program for the first half of 2017	-

November 1, 2017	1. Lease contract of Limestone Calcinations Facility between POSCO and POSCO Chemtech	-

(e)	Major Activities of Executive Management Committee (January 1, 2017 ~ November 14, 2017)

Session	Date	Agenda	Approval
2017-1	January 23

1. Sale of shares in Dongkuk Industries

2. Disposal of treasury stocks as Employee Award

3. Improvement of waste heat energy recovery for sintering cooling facility #3 in Pohang Works

4. Improvement of Converter flue gas processing facility in #1 Steelmaking Plant in Gwangyang Works

Apporved Apporved Apporved Approved

2017-2	March 16	1. Closure of the shareholders’ registry for dividends for the first quarter of 2017	Approved

2017-3	March 21	1. Phase 2 Sale of automotive steel processing facility	Approved

2017-4	April 18	1. Disposal of treasury stocks as Employee Award 2. Rationalization of FINEX #2 in Pohang Works	Apporved Apporved

2017-5	May 10	1. Disposal of shares of POSCO Thainox	-

2017-6	May 29

1. Implementation of a slab scarfing machine in #3 steel casting line in Pohang Works

2. Stabilizing the structures of #5 coke manufacturing factory in Gwangyang Works

3. Implementation of the enterprise system for processing companies

4. Closure of the shareholders’ registry for dividends for the second quarter of 2017

Apporved Apporved Apporved Apporved

2017-7	June 20

1. R&D investment of the powder inserting process for a convertor

2.Maintenance of a hot stove facility of #2 furnace in Pohang Works

3.Replacement of deteriorated facilities of #1 continuous annealing line in #4 cold roll factory in Gwangyang Works

4. Rationalization of a LNG power generator in Gwangyang Works

Apporved Apporved Apporved Apporved

2017-8	July 18	1. Disposal of treasury stocks for the employee awards 2. Carbon emissions trading.	Apporved Apporved

41

Session	Date	Agenda	Approval

2017-9	August 23	1. Closure of the shareholders’ registry for dividends for the third quarter of 2017 2. Change of facility investment plan of PosLX C0 3. Disposal of non-operating facilities in Fe-powder factory	Apporved Apporved Apporved

2017-10	September 19	1. Improvement of quality level of #2 wire rod in Pohang Works	Apporved

2017-11	October 20	1. Disposal of treasury stocks for the employee awards 2. Replacement of equipment of the wharf in Pohang and Gwangyang Works 3. Supplementation of #4 hot rolled facilities in Gwangyang Works	Apporved Apporved -

B. Audit Committee

Under the Korean laws and our Articles of Incorporation, we are required to have an audit committee (the “(the eation, we areThe Audit Committee may be composed of three or more directors; all members of the Audit Committee must be of Outside Directors. Members of the Audit Committee must also meet the applicable independent criteria set forth under the rules and regulations of the Financial Investment Services and Capital Markets Act. Members of the Audit Committee are elected by the shareholders at the general meeting of shareholders. Our current Audit Committee is composed of three Outside Directors.

The duties of the Audit Committee include:

•	Engaging independent auditors;

•	Approving independent audit fees;

•	Approving audit and non-audit services;

•	Reviewing annual financial statements;

•	Reviewing audit results and reports, including management comments and recommendations;

•	Reviewing our system of controls and policies, including those covering conflicts of interest and business ethics; and

•	Examining improprieties or suspected improprieties.

Moreover, in connection with the general meeting of shareholders, the Audit Committee examines the agenda, financial statements and other reports to be submitted by the Board of Directors at each general meeting of stockholders. Our internal and external auditors report directly to the Audit Committee. The committee holds its regular meetings at least once each quarter and more frequently if needed.

(1)	Composition of the Audit Committee (Auditors)

Name	Qualifications	Remarks
Kim, Joo-Hyun Chung, Moon-Ki Chang, Seung-Wha	Satisfies the requirements stipulated in the Articles of Incorporation	Chairman — —

42

(2)	Major Activities of the Audit Committee (Auditors) (January 1, 2017 ~ November 14, 2017)

Session	Date	Agenda	Approval
2017-1	January 24

•       Deliberation Agenda

•       Pre-approval of audit and non-audit services for POSCO P&S

•       Assessment of the Audit Committee

•       Report Agenda

•       Report on the operation of the internal accounting control system for the fiscal year of 2016

•       The result of internal audit for the fiscal year of 2016 and audit plans for the fiscal year of 2017

Approved Approved

2017-2	February 16

•       Deliberation Agenda

•       Approval of designation of the director for the internal audit department

•       Internal audit result for the fiscal year of 2016

•       Assessment of the operation of the internal accounting control system for the fiscal year of 2016

•       Approval of the appointment of the external auditor

•       Report Agenda

•       External audit result for the fiscal year of 2016

Approved Approved Approved Approved

2017-3	March 29

•       Deliberation Agenda

•       Appointment of the Chairman of the Audit Committee

•       Approval of audit and non-audit services for POSCO and its subsidiaries

•       Report Agenda

•       Report on the operation of the internal accounting control system on a consolidated basis for the fiscal year of 2016

Approved Approved

2017-4	April 25

•       Deliberation Agenda

•       Audit report on Form 20-F for the fiscal year 2016

•       Report Agenda

•       Report on the result of operation of the internal accounting control system on a consolidated basis for the fiscal year of 2016

Approved

2017-5	May 8	• Report Agenda • External auditors’ review result on the Consolidated Financial Statements for the first quarter of 2017

2017-6	July 26

•       Report Agenda

•       Internal audit result on the Consolidated Financial Statements for the first half of 2017

•       External auditors’ review result on the Consolidated Financial Statements for the first half of 2017

•       The result of internal audit for the first half of 2017 and audit plans for the sencond half of 2017

43

Session	Date	Agenda	Approval

2017-7	November 1

•       Deliberation Agenda

•       Approval of audit services for POSCO-ICPC

•       Approval of non-audit services for POSCO Daewoo Corporation

•       Report Agenda

•       Internal audit on the Consolidated Financial Statements for the third quarter of 2017

•       External auditors’ review on the Consolidated Financial Statements for the third quarter of 2017

Approved Approved

C. Voting Rights by Shareholders

(1)	The Cumulative Voting System: The cumulative voting system was introduced at the thirty sixth general meeting of shareholders on March 12, 2004.

(2)	Voting by Mail: The voting-by-mail system was introduced at the thirty sixth general meeting of shareholders on March 12, 2004.

D. Compensation of Directors and Officers

(1)	Directors’ (including Outside Directors) and the Audit Committee members’ (Auditors’) Salaries

(In millions KRW)

Category	Total Numbers	Total Payment	Average Payment	Ceiling Amount Approved at the Shareholders Meeting	Remarks
Inside Director	5	6,172	909	10,000	-
Outside Director	4	184	46		-
Members of the Audit Committee	3	157	41		-
Total	12	6,512	405		-

Payment Period: January 1, 2017 ~September 30, 2017

Outside Directors also serving as the members of the Audit Committee are excluded in the count for the

Outside Directors.

(2)	Individual remuneration amount

•	N/A

(3)	List of Stock Options Presented to the Executives (As of September 30, 2017)

•	Exercise of the stock option ended on the final day of the stock options exercise period (April 28, 2012).

44

POSCO

and Subsidiaries

Condensed Consolidated Interim Financial Statements

(Unaudited)

September 30, 2017

(With Independent Auditors’ Review Report Thereon)

Independent Auditors’ Review Report

Based on a report originally issued in Korean

The Board of Directors and Shareholders

POSCO:

Reviewed financial statements

We have reviewed the accompanying condensed consolidated interim financial statements of POSCO and its subsidiaries (the “Company”), which comprise the condensed consolidated interim statement of financial position as of September 30, 2017, the condensed consolidated interim statements of comprehensive income for the three-month and nine-month periods ended September 30, 2017 and 2016, the condensed consolidated interim statements of changes in equity and cash flows for the nine-month periods ended September 30, 2017 and 2016 and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s responsibility

Management is responsible for the preparation and fair presentation of these condensed consolidated interim financial statements in accordance with Korean International Financial Reporting Standard (“K-IFRS”) No. 1034 “Interim Financial Reporting”. The Company’s management is also responsible for the internal controls determined necessary to prepare condensed consolidated interim financial statements free of material misstatements due to error or fraud.

Auditor’s review responsibility

Our responsibility is to issue a report on the condensed consolidated interim financial statements based on our reviews.

We conducted our reviews in accordance with the Review Standards for Quarterly and Semiannual Financial Statements established by the Securities and Futures Commission of the Republic of Korea. A review of interim financial statements consists of making inquiries primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures.A review is substantially less in scope than an audit conducted in accordance with Korean Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our reviews, nothing has come to our attention that causes us to believe that the accompanying condensed consolidated interim financial statements referred to above are not prepared, in all material respects, in accordance with K-IFRS No. 1034 “Interim Financial Reporting”.

Emphasis of matter

Without qualifying our opinion, we draw attention to the following key audit matters related to production-to-order transactions.

Pursuant to “Practical Guide to Korean Standards on Auditing 2016-1”, audit matters related to entities engaged in production-to-order transactions are of significance in our review of the condensed consolidated financial statements, which determination is based on our professional judgment and communications with those charged with governance. These matters were addressed in the context of our review of the condensed consolidated financial statements as of and for the nine-month period ended September 30, 2017 as a whole, and we do not provide a separate opinion on these matters.

In addition, as mentioned in “Auditors’ Review Responsibility” section, our responsibility is to issue a report on these condensed consolidated interim financial statements based on our reviews in accordance with Review Standards for Quarterly and Semi-annual Financial Statements established by the Securities and Futures Commission of the Republic of Korea. We have inquired primarily of personnel responsible for financial and accounting matters, and applied analytical and other review procedures on the review matter in connection with production-to-order transactions.

(a) Overview

An overview of key audit matters related to the industry with production-to-order transactions described in this review report is as follows.

Certain subsidiaries including POSCO ENGINEERING & CONSTRUCTION CO., LTD. and POSCO ICT are engaged in production-to-order transactions. Sales in relation to production-to-order transactions are approximately 11% of consolidated sales for the nine-month period ended September 30, 2017.

When the outcome of a construction contract can be estimated reliably, the Company recognizes contract revenues and contract costs associated with the construction contract as revenue and expenses, respectively, based on the percentage-of-completion method at the end of the reporting period. The percentage-of-completion is calculated based on the ratio of contract costs incurred for work performed to date to estimated total contract costs. The gross amount due from customers for contract work is presented for all contracts in which costs incurred plus recognized profits (less recognized losses)exceeded progress billings. The gross amount due to customers for contract work is presented for all contracts in which progress billings exceed costs incurred plus recognized profits (less recognized losses).

(b) Identification of significant risks and review procedures

We identified the significant risks through discussions with auditors of certain subsidiaries in industry with production-to-order transactions and review of their review documentation of identified significant risks. We also reviewed their review procedures in responding to those significant risks, which were conducted based on their professional judgments.Our procedures include the review of the subsidiary auditors’ review results, inquiries and application of analytical and other procedures on their review results. The identified significant risks and major review procedures for the Company’s production-to-order transactions are as follows:

1) Revenues recognized by the input method

We identified significant risks associated with revenues recognized by the input method. The variation of estimated amounts has significant impact on profit for the nine-month period ended September 30, 2017 and future periods because the uncertainty of estimated total contract revenues and costs is high for large-scale development constructions at initial stage, constructions with delays and possibility of being discontinued.

The following review procedures were performed regarding revenues recognized by the input method.

•	Review of appropriateness of accounting treatments in relation to revenue recognition by the input method

•	Obtain and review the contracts for major construction contracts which are newly commenced

•	Analytical review and inquiries of construction progress and significant changes of major construction contracts

•	Analytical review of key financial indicators (contract amounts, estimated costs, ratio of costs, ratio of due from customer for contract work, and others)

2) Uncertainty of estimated total contract costs

Construction contracts are generally performed for long-term duration, and total contract costs are estimated based on future estimated figures such as material costs, labor costs, outsourcing costs and others which are expected to be incurred during construction duration. The estimated total contract costs have uncertainty and changed by ~~W~~117,280 million for the nine-month period ended September 30, 2017 (see note 26(d) to the condensed consolidated financial statements). We identified significant risks regarding uncertainty of estimated total contract costs based on the impact on profit or loss for the nine-month period ended September 30, 2017.

The following review procedures were performed regarding the impact of uncertainty of estimated total contract costs on the condensed consolidated interim financial statements.

•	Inquiries as to the cause of the changes for projects in which significant changes in estimated total contract costs were made

•	Inquiries and inspection of document for construction projects which were completed if there was a significant difference between the rate of actual costs and the rate of estimated costs

•	Inquiries regarding whether there are construction projects in which the probability that the estimated total contact costs will be increased due to delay or extension of construction duration

•	Inquiries and analytical review to identify construction sites where input costs exceed the estimated contract cost for each cost element

3) Assessment of the percentage-of-completion

The changes in the percentage-of-completion have significant influence on current and future profit of construction contract and may result in misstatement of profit or loss of construction contact. We identified significant risks regarding assessment of the percentage-of-completion as uncertainty of assessment of the percentage-of-completion has significant influence on profit or loss of construction contract in case the Company fails to assess the percentage-of-completion reliably.

The following review procedures were performed regarding total contract costs and cumulative incurred contract costs in assessment of the percentage-of-completion.

•	Identify whether there were construction contracts that the percentage-of-completion has changed and inquiries of the cause of the change

•	Inquiries whether there were costs incurred but excluded when calculating the percentage-of-completion and accounting treatment regarding such excluded costs

•	Recalculation of the percentage-of-completion of major projects

•	Comparison of the difference between the percentage-of-completion confirmed by other available information obtained and the actual percentage-of-completion used in the calculation and review the appropriateness of the rationale of the difference

4) Recoverability of due from customers for contract work

As of September 30, 2017 and December 31, 2016, the amounts of due from customers for contract work are ~~W~~915,160 million and ~~W~~964,304 million, respectively, or approximately 9% and 10% of consolidated trade accounts and note receivable (note 26(b) to the condensed consolidated financial statements). We identified significant risks regarding the recoverability of due from customers for contract work as the amounts of due from customers for contract work are significant.

The following review procedures were performed regarding the recoverability of due from customers for contract work.

•	Identify whether there were any construction sites which indicates abnormally significant amount of due from customers for contract work as compared to billing and payment conditions in the construction contracts

•	Inquiries of the cause of a significant difference between the percentage-of-completion and the billing rate of construction contract

•	Inquiries and identify of the possibility of financial risk of customers through obtaining of other related information

•	Inquiries whether there were specific reasons such as litigation and others for the construction site which shows that the amount of due from customers for contract work has not changed for an extended period

5) Accounting for the variation of construction work

The variation of construction contracts has occurred during the nine-month period ended September 30, 2017 and had significant impact on profits or loss of the construction (see note 26(d) to the condensed consolidated financial statements). We identified significant risks regarding the accounting for the variation of construction work.

The following review procedures were performed regarding accounting of the variation of construction work and disclosures.

•	Inquiries of the cause on significant changes in contract revenue of construction contracts

•	Inquiries of the possibility of penalties incurred for the sites of which the completion of construction was delayed or completion due date is approaching

•	Inquiries whether the customer is likely to approve the change of the contract amount due to changes in construction

•	Confirm whether the additional estimated contract costs incurred due to the changes in construction are appropriately reflected in the estimated total contract costs and calculation of the percentage-of-completion

Other matters

The procedures and practices utilized in the Republic of Korea to review such condensed consolidated interim financial statements may differ from those generally accepted and applied in other countries.

The consolidated statement of financial position of the Company as of December 31, 2016, and the related consolidated statements of comprehensive income, changes in equity and cash flows for the year then ended, which are not accompanying this report, were audited by us in accordance with Korean Standards on Auditing and our report thereon, dated March 2, 2017, expressed an unqualified opinion. The accompanying condensed consolidated statement of financial position of the Company as of December 31, 2016, presented for comparative purposes, is consistent, in all material respects, with the audited consolidated financial statements from which it has been derived.

Seoul, Korea

November 14, 2017

This report is effective as of November 14, 2017,the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying condensed consolidated interim financial statements.Accordingly, the readers of the review report should understand that the above review report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

POSCO and Subsidiaries

Condensed Consolidated Interim Statements of Financial Position

As of September 30, 2017 and December 31, 2016

(Unaudited)

(in millions of Won)	Notes	September 30, 2017		December 31, 2016
Assets
Cash and cash equivalents	21	~~W~~	2,955,477	2,447,619
Trade accounts and notes receivable, net	4,21,26,33		9,759,151	9,786,927
Other receivables, net	5,21,33		1,813,717	1,539,742
Other short-term financial assets	6,21		5,625,867	5,224,911
Inventories	7		9,819,917	9,051,721
Current income tax assets			45,142	46,473
Assets held for sale	8		428	311,958
Other current assets	14		875,592	894,484

Total current assets			30,895,291	29,303,835

Long-term trade accounts and notes receivable, net	4,21		386,420	51,124
Other receivables, net	5,21		1,003,735	762,912
Other long-term financial assets	6,21		2,148,648	2,657,692
Investments in associates and joint ventures	9		3,779,992	3,882,389
Investment property, net	11		1,117,886	1,117,720
Property, plant and equipment, net	12		32,613,570	33,770,339
Intangible assets, net	13		6,082,264	6,088,729
Defined benefit assets, net	19		1,456	83,702
Deferred tax assets			1,396,555	1,476,873
Other non-current assets	14		554,918	567,680

Total non-current assets			49,085,444	50,459,160

Total assets		~~W~~	79,980,735	79,762,995

See accompanying notes to the condensed consolidated interim financial statements.

POSCO and Subsidiaries

Condensed Consolidated Interim Statements of Financial Position, Continued

As of September 30, 2017 and December 31, 2016

(Unaudited)

(in millions of Won)	Notes	September 30, 2017		December 31, 2016
Liabilities
Trade accounts and notes payable	21,33	~~W~~	3,283,212	4,073,286
Short-term borrowings and current installments of long-term borrowings	4,15,21		11,157,949	10,194,807
Other payables	16,21,33		1,572,856	1,851,659
Other short-term financial liabilities	17,21		115,151	149,748
Current income tax liabilities			479,588	446,071
Provisions	18,34		105,899	114,865
Other current liabilities	20,26		1,707,957	2,084,961

Total current liabilities			18,422,612	18,915,397

Long-term trade accounts and notes payable	21		30,876	44,512
Long-term borrowings, excluding current installments	15,21		11,311,914	12,510,191
Other payables	16,21		184,799	208,559
Other long-term financial liabilities	17,21		49,207	81,309
Defined benefit liabilities, net	19		153,654	123,604
Deferred tax liabilities			1,807,634	1,642,939
Long-term provisions	18,34		390,928	337,739
Other non-current liabilities	20		55,515	60,351

Total non-current liabilities			13,984,527	15,009,204

Total liabilities			32,407,139	33,924,601

Equity
Share capital	22		482,403	482,403
Capital surplus	22		1,401,872	1,397,791
Hybrid bonds	23		996,919	996,919
Reserves	24		(240,865)	(143,985)
Treasury shares	25		(1,533,220)	(1,533,468)
Retained earnings			42,667,117	41,173,778

Equity attributable to owners of the controlling company			43,774,226	42,373,438
Non-controlling interests	22,23		3,799,370	3,464,956

Total equity			47,573,596	45,838,394

Total liabilities and equity		~~W~~	79,980,735	79,762,995

See accompanying notes to the condensed consolidated interim financial statements.

POSCO and Subsidiaries

Condensed Consolidated Interim Statements of Comprehensive Income

For the three-month and nine-month periods ended September 30, 2017 and 2016

(Unaudited)

		For the three-month periods			For the nine-month periods
		ended September 30			ended September 30
(in millions of Won, except per share information)	Notes	2017		2016	2017	2016
Revenue	26,33,36	~~W~~	15,036,118	12,747,560	45,057,705	38,066,142
Cost of sales	7,26,30,33		(13,037,442)	(10,785,558)	(38,932,047)	(32,993,682)

Gross profit			1,998,676	1,962,002	6,125,658	5,072,460
Selling and administrative expenses	27,30
Administrative expenses			(491,695)	(561,799)	(1,529,893)	(1,585,197)
Selling expenses			(381,289)	(365,907)	(1,125,996)	(1,114,688)

Operating profit			1,125,692	1,034,296	3,469,769	2,372,575
Share of profit (loss) of equity-accounted investees, net	9		54,188	(71,134)	61,553	90,622
Finance income and costs	21,28
Finance income			624,776	585,673	1,737,412	1,674,086
Finance costs			(521,951)	(713,705)	(1,783,837)	(2,464,056)
Other non-operating income and expenses	29
Other non-operating income			22,710	31,277	146,805	156,795
Other non-operating expenses	30		(74,134)	(203,063)	(301,807)	(353,331)

Profit before income tax	36		1,231,281	663,344	3,329,895	1,476,691
Income tax expense	31,36		(324,658)	(187,807)	(916,334)	(442,249)

Profit			906,623	475,537	2,413,561	1,034,442
Other comprehensive income (loss)
Items that will not be reclassified subsequently to profit or loss:
Remeasurements of defined benefit plans	19		1,298	14,057	(7,135)	(59,425)
Items that are or may be reclassified subsequently to profit or loss:
Capital adjustment arising from investments in equity-accounted investees			64,447	(154,627)	(82,621)	(96,515)
Net changes in unrealized fair value of available-for-sale investments	21		(231,029)	89,272	(6,670)	217,520
Foreign currency translation differences			80,978	(227,268)	(3,989)	(255,620)
Gain or losses on valuation of derivatives	21		(339)	—	(339)	—

Other comprehensive income (loss), net of tax			(84,645)	(278,566)	(100,754)	(194,040)

Total comprehensive income		~~W~~	821,978	196,971	2,312,807	840,402

Profit attributable to:
Owners of the controlling company		~~W~~	869,422	545,689	2,233,159	1,197,014
Non-controlling interests			37,201	(70,152)	180,402	(162,572)

Profit		~~W~~	906,623	475,537	2,413,561	1,034,442

Total comprehensive income attributable to :
Owners of the controlling company		~~W~~	780,579	301,715	2,128,647	1,062,204
Non-controlling interests			41,399	(104,744)	184,160	(221,802)

Total comprehensive income		~~W~~	821,978	196,971	2,312,807	840,402

Basic and diluted earnings per share (in Won)	32	~~W~~	10,764	6,717	27,607	14,653

See accompanying notes to the condensed consolidated interim financial statements.

POSCO and Subsidiaries

Condensed Consolidated Interim Statements of Changes in Equity

For the nine-month periods ended September 30, 2017 and 2016

(Unaudited)

(in millions of Won)	Attributable to owners of the controlling company								Non-
	Share		Capital	Hybrid		Treasury	Retained		controlling
	capital		surplus	bonds	Reserves	shares	earnings	Subtotal	interests	Total
Balance as of January 1, 2016	~~W~~	482,403	1,383,623	996,919	(594,756)	(1,533,898)	40,501,059	41,235,350	3,834,872	45,070,222
Comprehensive income:
Profit		—	—	—	—	—	1,197,014	1,197,014	(162,572)	1,034,442
Other comprehensive income (loss)
Remeasurements of defined benefit pension plans, net of tax		—	—	—	—	—	(51,006)	(51,006)	(8,419)	(59,425)
Capital adjustment arising from investments in equity-accounted Investees, net of tax		—	—	—	(80,192)	—	—	(80,192)	(16,323)	(96,515)
Net changes in unrealized fair value of available-for-sale investments, net of tax		—	—	—	219,029	—	—	219,029	(1,509)	217,520
Foreign currency translation differences, net of tax		—	—	—	(222,641)	—	—	(222,641)	(32,979)	(255,620)

Total comprehensive income		—	—	—	(83,804)	—	1,146,008	1,062,204	(221,802)	840,402

Transactions with owners of the controlling company, recognized directly in equity:
Year-end dividends		—	—	—	—	—	(479,974)	(479,974)	(50,333)	(530,307)
Interim dividends		—	—	—	—	—	(119,994)	(119,994)	—	(119,994)
Changes in subsidiaries		—	—	—	—	—	—	—	6,898	6,898
Changes in ownership interest in subsidiaries		—	5,019	—	—	—	—	5,019	(5,982)	(963)
Interest of hybrid bonds		—	—	—	—	—	(32,724)	(32,724)	(18,156)	(50,880)
Disposal of treasury shares		—	6	—	—	150	—	156	—	156
Others		—	150	—	1,184	—	(42)	1,292	(3,797)	(2,505)

Total transactions with owners of the controlling company		—	5,175	—	1,184	150	(632,734)	(626,225)	(71,370)	(697,595)

Balance as of September 30, 2016	~~W~~	482,403	1,388,798	996,919	(677,376)	(1,533,748)	41,014,333	41,671,329	3,541,700	45,213,029

See accompanying notes to the condensed consolidated interim financial statements.

POSCO and Subsidiaries

Condensed Consolidated Interim Statements of Changes in Equity, Continued

For the nine-month periods ended September 30, 2017 and 2016

(Unaudited)

(in millions of Won)	Attributable to owners of the controlling company								Non-
	Share		Capital	Hybrid		Treasury	Retained		controlling
	capital		surplus	bonds	Reserves	shares	earnings	Subtotal	interests	Total
Balance as of January 1, 2017	~~W~~	482,403	1,397,791	996,919	(143,985)	(1,533,468)	41,173,778	42,373,438	3,464,956	45,838,394
Comprehensive income:
Profit		—	—	—	—	—	2,233,159	2,233,159	180,402	2,413,561
Other comprehensive income (loss)
Remeasurements of defined benefit plans, net of tax		—	—	—	—	—	(8,301)	(8,301)	1,166	(7,135)
Capital adjustment arising from investments in equity-accounted Investees, net of tax		—	—	—	(67,188)	—	—	(67,188)	(15,433)	(82,621)
Net changes in unrealized fair value of available-for-sale investments, net of tax		—	—	—	(6,034)	—	—	(6,034)	(636)	(6,670)
Foreign currency translation differences, net of tax		—	—	—	(22,667)	—	—	(22,667)	18,678	(3,989)
Gain or losses on valuation of derivatives		—	—	—	(322)	—	—	(322)	(17)	(339)

Total comprehensive income		—	—	—	(96,211)	—	2,224,858	2,128,647	184,160	2,312,807

Transactions with owners of the controlling company, recognized directly in equity:
Year-end dividends		—	—	—	—	—	(459,987)	(459,987)	(42,152)	(502,139)
Interim dividends		—	—	—	—	—	(239,995)	(239,995)	—	(239,995)
Changes in subsidiaries		—	—	—	—	—	—	—	(4,277)	(4,277)
Changes in ownership interest in subsidiaries		—	5,972	—	—	—	—	5,972	213,276	219,248
Interest of hybrid bonds		—	—	—	—	—	(32,490)	(32,490)	(18,091)	(50,581)
Disposal of treasury shares		—	53	—	—	248	—	301	—	301
Others		—	(1,944)	—	(669)	—	953	(1,660)	1,498	(162)

Total transactions with owners of the controlling company		—	4,081	—	(669)	248	(731,519)	(727,859)	150,254	(577,605)

Balance as of September 30, 2017	~~W~~	482,403	1,401,872	996,919	(240,865)	(1,533,220)	42,667,117	43,774,226	3,799,370	47,573,596

See accompanying notes to the condensed consolidated interim financial statements.

POSCO and Subsidiaries

Condensed Consolidated Interim Statements of Cash Flows

For the nine-month periods ended September 30, 2017 and 2016

(Unaudited)

(in millions of Won)	Notes	September 30, 2017		September 30, 2016
Cash flows from operating activities
Profit		~~W~~	2,413,561	1,034,442
Adjustments for:
Depreciation			2,168,576	2,142,737
Amortization			293,555	276,615
Finance income			(989,761)	(646,857)
Finance costs			993,822	1,354,590
Income tax expense			916,334	442,249
Impairment losses on property, plant and equipment			7,426	74,026
Gain on disposal of property, plant and equipment			(26,254)	(22,467)
Loss on disposal of property, plant and equipment			115,498	61,073
Impairment losses on goodwill and intangible assets			24,898	14,660
Gain on disposal of investments in subsidiaries, associates and joint ventures			(55,565)	(8,592)
Loss on disposal of investments in subsidiaries, associates and joint ventures			20,967	1,505
Share of profit of equity-accounted investees			(61,553)	(90,622)
Impairment losses on assets held for sale			—	24,759
Gain on disposal of assets held for sale			(1,180)	(22,269)
Expenses related to post-employment benefits			148,735	219,713
Bad debt expenses			95,662	80,028
Loss on valuation of inventories			91,325	128,621
Increase to provisions			112,609	152,143
Others, net			(16,618)	9,934

			3,838,476	4,191,846

Changes in operating assets and liabilities	35		(2,351,747)	759,528
Interest received			116,098	152,563
Interest paid			(471,785)	(472,339)
Dividends received			146,249	107,380
Income taxes paid			(636,053)	(579,842)

Net cash provided by operating activities		~~W~~	3,054,799	5,193,578

See accompanying notes to the condensed consolidated interim financial statements.

POSCO and Subsidiaries

Condensed Consolidated Interim Statements of Cash Flows, Continued

For the nine-month periods ended September 30, 2017 and 2016

(Unaudited)

(in millions of Won)	Notes	September 30, 2017		September 30, 2016
Cash flows from investing activities
Acquisitions of short-term financial instruments		~~W~~	(15,270,479)	(14,479,425)
Proceeds from disposal of short-term financial instruments			14,856,312	13,627,927
Increase in loans			(919,634)	(720,280)
Collection of loans			312,201	290,596
Acquisitions of available-for-sale investments			(47,964)	(87,081)
Proceeds from disposal of available-for-sale investments			774,336	24,208
Acquisitions of investment in associates and joint ventures			(24,671)	(169,084)
Proceeds from disposal of
investment in associates and joint ventures investment in associates and joint ventures			33,354	4,754
Acquisitions of investment property			(17,084)	(36,012)
Proceeds from disposal of investment property			977	9,735
Acquisitions of property, plant and equipment			(1,561,790)	(1,991,060)
Proceeds from disposal of property, plant and equipment			27,710	36,020
Acquisitions of intangible assets			(254,268)	(106,826)
Proceeds from disposal of intangible assets			26,135	7,810
Proceeds from disposal of assets held for sale			203,958	174,993
Cash received (decrease in cash) from disposal of business, net of cash transferred			(53,075)	17,021
Others, net			(28,657)	35,583

Net cash used in investing activities			(1,942,639)	(3,361,121)

Cash flows from financing activities
Proceeds from borrowings			989,803	1,888,899
Repayment of borrowings			(2,118,070)	(3,520,653)
Proceeds from (repayment of) short-term borrowings, net			1,074,920	(887,631)
Capital contribution from non-controlling interests			254,407	24,422
Payment of cash dividends			(742,726)	(643,045)
Payment of interest of hybrid bonds			(50,820)	(51,135)
Others, net			(17,807)	(33,884)

Net cash used in financing activities			(610,293)	(3,223,027)

Effect of exchange rate fluctuation			5,991	(79,317)

Net increase (decrease) in cash and cash equivalents			507,858	(1,469,887)
Cash and cash equivalents at beginning of the period			2,447,619	4,871,184

Cash and cash equivalents at end of the period		~~W~~	2,955,477	3,401,297

See accompanying notes to the condensed consolidated interim financial statements.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

As of September 30, 2017

(Unaudited)

1. General Information

General information about POSCO, its 38 domestic subsidiaries including POSCO ENGINEERING & CONSTRUCTION CO., LTD., 142 foreign subsidiaries including POSCO America Corporation (collectively, “the Company”) and its 109 associates and joint ventures are as follows:

(a)	The controlling company

POSCO, the controlling company, was incorporated on April 1, 1968, to manufacture and sell steel rolled products and plates in the domestic and overseas markets.

The shares of POSCO have been listed on the Korea Exchange since 1988. POSCO owns and operates two steel plants (Pohang and Gwangyang) and one office in Korea and it also operates internationally through seven of its overseas liaison offices.

As of September 30, 2017, the shares of the POSCO are listed on the Korea Exchange, while its depository receipts are listed on the New York Stock Exchange.

(b)	Consolidated subsidiaries included for the first time during the nine-month period ended September 30, 2017 were as follows:

Company	Date of inclusion	Ownership (%)	Reason
POSCO RU Limited Liability Company	January 2017	100.00	New establishment
Golden Lace DAEWOO Company Limited	April 2017	100.00	New establishment
POSCO Research & Technology	June 2017	100.00	New establishment
POSCO DAEWOO UKRAINE LLC	July 2017	100.00	New establishment
Zhangjiagang Pohang Refractories Co., Ltd.	July 2017	51.00	Reclassification from associate

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2017

(Unaudited)

(c)	Subsidiaries excluded from consolidation during the nine-month period ended September 30, 2017 were as follows:

Company	Date of exclusion	Reason
POSCO MAPC SA DE CV	January 2017	Merged into POSCO MPPC S.A de C.V.
POSCO (Zhangjiagang) STS Processing Center Co., Ltd	January 2017	Merged into Zhangjjagang Pohang Stainless Steel So., Ltd
POSCO ENGINEERING CO., LTD	February 2017	Merged into POSCO ENGINEERING & CONSTRUCTION CO., LTD.
POSCO YongXin Rare Earth Metal Co., Ltd.	March 2017	Disposal
SANTOS CMI S.A.	March 2017	Disposal
EPC EQUITIES LLP	March 2017	Disposal
SANTOS CMI Guatemala S.A.	March 2017	Disposal
COINSA INGENIERIA Y PETROQUIMICA S.R.L	March 2017	Disposal
SANTOS CMI CONSTRUCTION TRADING LLP	March 2017	Disposal
SANTOS CMI INC. USA	March 2017	Disposal
SANTOS CMI ENGENHARIA E CONSTRUCORES LTDA	March 2017	Disposal
SANTOS CMI PERU S.A.	March 2017	Disposal
SANTOS CMI CONSTRUCCIONES S.A.	March 2017	Disposal
GENTECH INTERNATIONAL INC.	March 2017	Disposal
SANTOS CMI CONSTRUCCIONES DE CHILE S.A	March 2017	Disposal
COMPANIADEAUTOMATIZACION & CONTROL, GENESYS S.A	March 2017	Disposal
POSCO Electrical Steel India Private Limited	March 2017	Merged into POSCO Maharashtra Steel Private Limited
POSEC Hawaii, Inc.	May 2017	Liquidation
PT. POSCO MTECH INDONESIA	May 2017	Disposal
POSCO VIETNAM HOLDINGS CO., LTD	July 2017	Merged into POSCO VIETNAM HOLDINGS CO., LTD(formerly, POSCO-VNPC(VIETNAM HANOI PROCESSING CENTER) CO., LTD.)
POSCO-Vietnam Processing Center Co., Ltd.	July 2017	Merged into POSCO VIETNAM HOLDINGS CO., LTD(formerly, POSCO-VNPC(VIETNAM HANOI PROCESSING CENTER) CO., LTD.)
Yingkou Puxiang Trade Co.,Ltd.	July 2017	Merged into Zhangjiagang Pohang Refractories Co., Ltd
Chongqing POSCO CISL Automotive Steel Co., Ltd.	September 2017	Loss of control

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2017

(Unaudited)

2. Statement of Compliance

Statement of compliance

The condensed consolidated interim financial statements have been prepared in accordance with Korean International Financial Reporting Standards (“K-IFRS”), as prescribed in the Act on External Audit of Corporations.

These condensed consolidated interim financial statements have been prepared in accordance with K-IFRS No. 1034 “Interim Financial Reporting” as part of the period covered by the Company’s K-IFRS annual financial statements. Selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in financial position and performance of the Company since the last annual consolidated financial statements as of and for the year ended December 31, 2016.These condensed consolidated interim financial statements do not include all of the disclosures required for full annual financial statements.

Use of estimates and judgments

(a)	Judgments, assumptions and estimation uncertainties

The preparation of the condensed consolidated interim financial statements in conformity with K-IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses.Actual results may differ from these estimates.

In preparing these condensed consolidated interim financial statements, the significant judgments made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements as of and for the year ended December 31, 2016.

(b)	Measurement of fair value

The Company’s accounting policies and disclosures require the measurement of fair values, for both financial and non-financial assets and liabilities. The Company has an established control framework with respect to the measurement of fair values. This includes a valuation team that has overall responsibility for overseeing all significant fair value measurements, including Level 3 fair values, and reports directly to the financial officer.

The valuation team regularly reviews significant unobservable inputs and valuation adjustments. If third party information, such as broker quotes or pricing services, is used to measure fair values, then the valuation team assesses the evidence obtained from the third parties to support the conclusion that such valuations meet the requirements of K-IFRS including the level in the fair value hierarchy in which such valuation techniques should be classified.

Significant valuation issues are reported to the Company’s Audit Committee.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2017

(Unaudited)

When measuring the fair value of an asset or a liability, the Company uses market observable data as far as possible. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows.

•	Level 1 - unadjusted quoted prices in active markets for identical assets or liabilities.

•	Level 2 - inputs other than quoted prices included in Level 1 that are observable for the assets or liabilities, either directly or indirectly.

•	Level 3 - inputs for the assets or liabilities that are not based on observable market data.

If the inputs used to measure the fair value of an asset or a liability might be categorized in different levels of the fair value hierarchy, then the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement. The Company recognizes transfers between levels of the fair value hierarchy at the end of the reporting period during which the change has occurred.

Information about the assumptions made in measuring fair value is included in note 21.

3. Summary of Significant Accounting Policies

Except as described in K-IFRS No. 1034 “Interim Financial Reporting” and below, the accounting policies applied by the Company in these condensed consolidated interim financial statements are the same as those applied by the Company in its consolidated financial statements as of and for the year ended December 31, 2016.

Changes in Accounting Policies

The Company has applied the following amendments to standards for the first time for their interim reporting period beginning on January 1, 2017.The Company will apply the accounting policies set out below for their annual reporting period ending December 31, 2017.

(a)	Amendments to K-IFRS No. 1007 “Statement of Cash Flows”

For the year beginning on January 1, 2017, the Company applied the amendments to K-IFRS No. 1007 “Statement of Cash Flows”. K-IFRS No. 1007 requires liabilities related to the cash flows that were classified as a financing activity in the statement of cash flows or will be classified as a financing activity in the future should be disclosed as follows:

•	Fluctuations in financing cash flows

•	Changes in the acquisition or loss of control of a subsidiary or other business

•	Exchange rate effect

•	Fair value changes

•	Other changes

K-IFRS No. 1007 does not require the disclosure of comparative information of prior period, and the Company will disclose the related disclosures in its annual financial statements for the year ending December 31, 2017.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2017

(Unaudited)

(b)	Amendments to K-IFRS No. 1012 “Income Taxes”

For the year beginning on January 1, 2017, the Company applied the amendments to K-IFRS No. 1012 “Income Taxes”. In accordance with K-IFRS No. 1012, in the case of debt instruments measured at fair value, deferred tax accounting treatment is clarified. The difference between the carrying amount and taxable base amount of the debt liabilities is considered as temporary differences, regardless of the expected recovery method. When reviewing the recoverability of deferred tax assets, the estimated of probable future taxable income may include the recovery of some of the Company’s assets for more than their carrying amount if there is sufficient evidence that it is probable that the Company will recover the asset for more than its carrying amount. In addition, the estimated of probable future taxable income are determined as the amount before considering the deductible effect from reversal of the deductible temporary differences.

The Company believes that the effect of the amendments to the consolidated financial statements is not significant. Therefore, the Company has not retrospectively applied the amendments in accordance with the transitional requirements.

New standards and interpretations not yet adopted

The following new standards, interpretations and amendments to existing standards have been published but are not mandatory for the Company for annual period beginning on January 1, 2017, and the Company has not early adopted them.

(a)	K-IFRS No. 1109 “Financial Instruments”

K-IFRS No. 1109 “Financial Instruments”, published on September 25, 2015, is effective for annual period beginning on or after January 1, 2018, with earlier adoption permitted. It replaces existing guidance in K-IFRS No. 1039 “Financial Instruments: Recognition and Measurement”. The Company plans to adopt K-IFRS No. 1109 for the year beginning on January 1, 2018.

K-IFRS No. 1109 will generally be applied retrospectively, however the Company plans to take advantage of the exemption allowing it not to restate the comparative information for prior periods with respect to classification and measurement including impairment changes. New hedge accounting requirements will generally be applied prospectively except for certain exemptions including the accounting for the time value of options.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2017

(Unaudited)

Key features of the new standard, K-IFRS No. 1109, are 1) classification and measurement of financial assets that reflects the business model in which the assets are managed and their cash flow characteristics, 2) impairment methodology that reflects ‘expected credit loss’ (ECL) model for financial assets, and 3) expanded scope of hedged items and hedging instruments which qualify for hedge accounting and changes in assessment method for effect of hedging relationships.

The Company has initiated procedures to prepare for changes related to K-IFRS No. 1109, and the Company is proceeding analysis of the impact on the financial statements resulting from the application of K-IFRS No. 1109. The Company will complete the analysis of financial impacts arising from applying this standard in 2017.

(b)	K-IFRS No. 1115 “Revenue from Contracts with Customers”

K-IFRS No. 1115 “Revenue from Contracts with Customers”, published on November 6, 2015, is effective for annual period beginning on or after January 1, 2018, with earlier adoption permitted. It replaces existing revenue recognition guidance, including K-IFRS No. 1018 “Revenue”, K-IFRS No. 1011 “Construction Contracts”, K-IFRS No. 2031 “Revenue-Barter transactions involving advertising services”, K-IFRS No. 2113 “Customer Loyalty Programs”, K-IFRS No. 2115 “Agreements for the construction of real estate”, and K-IFRS No. 2118 “Transfers of assets from customers”. The Company shall apply this standard using one of the following two methods; (a) retrospectively to each prior reporting period presented in accordance with K-IFRS No. 1008 “Accounting Policies, Changes in Accounting Estimates and Errors” but using the practical expedients for completed contracts- i.e. completed contracts for the earliest prior period presented are not restated; or (b) retrospectively with the cumulative effect of initially applying this standard recognized at the date of initial application. The Company plans to adopt K-IFRS No. 1115 in its consolidated financial statements for the year ending December 31, 2018, applying retrospectively with the cumulative effect of initially applying this standard recognized at the date of initial application.

Existing K-IFRS standards and interpretations including K-IFRS No. 1018 provide revenue recognition guidance by transaction types such as sales of goods, rendering of services, interest income, royalty income, dividend income and construction revenue; however, under the new standard, K-IFRS No. 1115, the five-step approach (Step 1: Identify the contract(s) with a customer, Step 2: Identify the performance obligations in the contract, Step 3: Determine the transaction price, Step 4: Allocate the transaction price to the performance obligations in the contract, Step 5: Recognize revenue when the entity satisfied a performance obligation) is applied for all types of contracts or agreements.

The Company has initiated procedures to prepare for changes related to K-IFRS No. 1115, and the Company is proceeding analysis of the impact on the financial statements resulting from the application of K-IFRS No. 1115. The Company will complete the analysis of financial impacts arising from applying this standard in 2017.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2017

(Unaudited)

4. Trade Accounts and Notes Receivable

Trade accounts and notes receivable as of September 30, 2017 and December 31, 2016 are as follows:

(in millions of Won)	September 30, 2017		December 31, 2016
Current
Trade accounts and notes receivable	~~W~~	9,363,473	9,329,799
Finance lease receivables		10,511	10,300
Due from customers for contract work		915,160	964,304
Less: Allowance for doubtful accounts		(529,993)	(517,476)

	~~W~~	9,759,151	9,786,927

Non-current
Trade accounts and notes receivable	~~W~~	444,060	80,447
Finance lease receivables		3,389	11,326
Less: Allowance for doubtful accounts		(61,029)	(40,649)

	~~W~~	386,420	51,124

Trade accounts and notes receivable sold to financial institutions, for which the derecognition conditions were not met, amounted to ~~W~~458,953 million and ~~W~~344,410 million as of September 30, 2017 and December 31, 2016, respectively. The fair value of trade accounts and notes receivable approximates the carrying amounts and recognized as short-term borrowings from financial institutions (Note 15).

5. Other Receivables

Other receivables as of September 30, 2017 and December 31, 2016 are as follows:

(in millions of Won)	September 30, 2017		December 31, 2016
Current
Loans	~~W~~	724,112	421,818
Other accounts receivable		1,092,425	1,131,492
Accrued income		176,212	139,618
Deposits		102,304	93,891
Others		14,249	13,606
Less: Allowance for doubtful accounts		(295,585)	(260,683)

	~~W~~	1,813,717	1,539,742

Non-current
Loans	~~W~~	958,615	733,974
Other accounts receivable		87,079	81,938
Accrued income		1,743	1,746
Deposits		124,539	104,217
Less: Allowance for doubtful accounts		(168,241)	(158,963)

	~~W~~	1,003,735	762,912

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2017

(Unaudited)

6. Other Financial Assets

Other financial assets as of September 30, 2017 and December 31, 2016 are as follows:

(in millions of Won)	September 30, 2017		December 31, 2016
Current
Derivative assets	~~W~~	30,655	49,281
Available-for-sale securities (bonds)		4,702	2,952
Current portion of held-to-maturity securities		418	422
Short-term financial instruments(*1,2)		5,590,092	5,172,256

	~~W~~	5,625,867	5,224,911

Non-current
Derivative assets	~~W~~	25,363	98,301
Available-for-sale securities (equity instruments)(*3,4)		1,949,503	2,392,534
Available-for-sale securities (bonds)		46,591	46,330
Available-for-sale securities (others)		63,038	73,108
Held-to-maturity securities		4,104	2,048
Long-term financial instruments(*2)		60,049	45,371

	~~W~~	2,148,648	2,657,692

(*1)	As of September 30, 2017 and December 31, 2016, ~~W~~10,079 million and ~~W~~6,813 million, respectively, are restricted for the use in a government project.
(*2)	As of September 30, 2017 and December 31, 2016, financial instruments amounting to ~~W~~87,335 million and ~~W~~82,008 million, respectively, are restricted for use in financial arrangements, pledge and others.
(*3)	During the nine-month period ended September 30, 2017, there were objective evidences of impairment for listed equity securities such as FINEBESTEEL CO., LTD and others, and for non-listed equity securities such as Congonhas Minerios S.A and others due to the significant or prolonged decline in the fair value of the shares. As a result, impairment losses of ~~W~~106,203 million were recognized in profit or loss during the nine-month period ended September 30, 2017.
(*4)	As of September 30, 2017 and December 31, 2016, ~~W~~134,226 million and ~~W~~123,220 million of available-for-sale securities, respectively, have been provided as collateral for borrowings, construction projects and others.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2017

(Unaudited)

7. Inventories

Inventories as of September 30, 2017 and December 31, 2016 are as follows:

(in millions of Won)	September 30, 2017		December 31, 2016
Finished goods	~~W~~	1,341,370	1,200,344
Merchandise		930,642	851,325
Semi-finished goods		1,695,283	1,552,988
Raw materials		2,327,241	1,939,539
Fuel and materials		838,634	817,397
Construction inventories		849,746	990,941
Materials-in-transit		1,881,633	1,807,816
Others		90,025	94,535

		9,954,574	9,254,885

Less: Allowance for inventories valuation		(134,657)	(203,164)

	~~W~~	9,819,917	9,051,721

The amounts of loss on valuation of inventories recognized within cost of sales during the nine-month period ended September 30, 2017 and the year ended December 31, 2016 were ~~W~~91,325 million and ~~W~~152,249 million, respectively.

8. Assets Held for Sale

Details of assets held for sale as of September 30, 2017 and December 31, 2016 are as follows:

(in millions of Won)	September 30, 2017				December 31, 2016
	The controlling company		Subsidiaries	Total	The controlling company	Subsidiaries (*1)	Total
Assets
Property, plant and equipment	~~W~~	392	—	392	764	305,864	306,628
Other assets		—	36	36	—	5,330	5,330

	~~W~~	392	36	428	764	311,194	311,958

(*1)	During the year ended December 31, 2016, Posco e&c Songdo International Building, a subsidiary of the Company, entered into the disposal contract for the office building of POSCO ENGINEERING & CONSTRUCTION CO., LTD. in Songdo and classified the related property, plant and equipment as assets held for sale. During the nine-month period ended September 30, 2017, disposal of the assets held for sale was completed.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2017

(Unaudited)

9. Investments in Associates and Joint Ventures

(a)	Details of investments in associates as of September 30, 2017 and December 31, 2016 are as follows:

(in millions of Won)	September 30, 2017					December 31, 2016
Company	Number of shares	Ownership (%)	Acquisition cost	Book value		Book value
[Domestic]
EQP POSCO Global NO1 Natural Resources PEF	178,713,975,892	31.14	~~W~~178,787	~~W~~	175,937	175,690
SNNC	18,130,000	49.00	90,650		103,676	107,859
QSONE Co., Ltd.	200,000	50.00	84,395		85,083	84,799
Chun-cheon Energy Corp.(*1)	10,539,989	29.90	52,700		47,813	45,077
Incheon-Gimpo Expressway Co., Ltd(*1,3)	9,032,539	18.26	45,163		33,471	37,372
BLUE OCEAN Private Equity Fund	333	27.52	33,300		25,951	35,752
UITrans LRT Co., Ltd(*1)	7,714,380	38.19	38,572		16,434	17,851
CHUNGJU ENTERPRISE CITY DEVELOPMENT Co., Ltd.	2,008,000	29.53	10,040		19,613	12,551
Daesung Steel(*3)	108,038	17.54	14,000		14,957	12,302
Keystone-HYUNDAI SECURITIES NO. 1. Private Equity Fund	13,800,000	40.45	13,800		12,903	13,314
KoFC POSCO HANWHA KB Shared Growth NO.2. Private Equity Fund(*3)	11,350	12.50	11,350		11,516	11,890
KONES, Corp.	3,250,000	41.67	6,893		2,774	5,641
Others (39 companies)(*1)					69,299	55,061

					619,427	615,159

[Foreign]
South-East Asia Gas Pipeline Company Ltd.	135,219,000	25.04	150,779		205,629	215,996
AES-VCM Mong Duong Power Company Limited(*2)	—	30.00	164,303		158,776	167,141
7623704 Canada Inc.(*3)	114,452,000	10.40	124,341		130,882	137,512
Eureka Moly LLC	—	20.00	240,123		84,991	89,601
AMCI (WA) PTY LTD.	49	49.00	209,664		69,814	70,501
KOREA LNG LTD.	2,400	20.00	135,205		51,240	63,058
Nickel Mining Company SAS	3,234,698	49.00	157,585		46,442	45,138
NCR LLC	—	29.41	37,564		36,212	36,738
PT. Batutua Tembaga Raya	128,285	22.00	21,824		21,563	22,723
Zhongyue POSCO (Qinhuangdao) Tinplate Industrial Co., Ltd	10,200,000	34.00	9,517		16,663	18,008
PT. Wampu Electric Power(*1)	8,708,400	20.00	10,054		10,291	8,706
POSCO SeAH Steel Wire(Nantong) Co., Ltd.	50	25.00	4,723		7,039	6,840
Others (27 companies)(*1)					118,357	98,320

					957,899	980,282

				~~W~~	1,577,326	1,595,441

(*1)	Investments in associates are provided as collateral related to associates’ borrowings amounting to ~~W~~130,782 million and ~~W~~124,963 million as of September 30, 2017 and December 31, 2016, respectively.
(*2)	Shares of PSC Energy Global Co., Ltd., a subsidiary of the Company, is provided as collateral related to associates’ borrowings as of September 30, 2017 and December 31, 2016.
(*3)	As of September 30, 2017, it was classified as an associate even though the Company’s ownership percentage is less than 20% of ownership percentage since the Company has significant influence over the investee when considering its structure of the Board of Directors and others.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2017

(Unaudited)

(b)	Details of investments in joint ventures as of September 30, 2017 and December 31, 2016 are as follows:

(in millions of Won)	September 30, 2017						December 31, 2016
Company	Number of shares	Ownership (%)	Acquisition cost		Book value		Book value
[Domestic]
POSCO MITSUBISHI CARBON TECHNOLOGY	11,568,000	60.00	~~W~~	115,680	~~W~~	90,143	83,113
[Foreign]
Roy Hill Holdings Pty Ltd(*1)	13,117,972	12.50		1,528,672		1,232,186	1,186,859
POSCO-NPS Niobium LLC	325,050,000	50.00		364,609		372,795	393,570
CSP - Compania Siderurgica do Pecem	1,108,696,532	20.00		558,821		215,548	330,463
BX STEEL POSCO Cold Rolled Sheet Co., Ltd.	—	25.00		61,961		92,503	97,369
KOBRASCO	2,010,719,185	50.00		32,950		103,543	88,308
DMSA/AMSA(*2)	—	4.00		299,492		58,259	74,935
Others (12 companies)						37,689	32,331

						2,112,523	2,203,835

					~~W~~	2,202,666	2,286,948

(*1)	As of September 30, 2017 and December 31, 2016, investments in joint ventures amounting to ~~W~~1,232,186 million and ~~W~~1,186,859 million, respectively, are provided as collateral in relation to borrowings of the joint venture.
(*2)	As of September 30, 2017 and December 31, 2016, investments in joint ventures amounting to ~~W~~58,259 million and ~~W~~74,935 million, respectively, are provided as collateral for guarantees.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2017

(Unaudited)

(c)	The movements of investments in associates and joint ventures for the nine-month period ended September 30, 2017 and the year ended December 31, 2016 were as follows:

1)	For the nine-month period ended September 30, 2017

(in millions of Won)
Company	December 31, 2016 Book value		Acquisition	Dividend	Share of profits (losses)	Other increase (decrease)(*1)	September 30, 2017 Book value
[Domestic]
EQP POSCO Global NO1 Natural Resources PEF	~~W~~	175,690	—	—	802	(555)	175,937
SNNC		107,859	—	—	(4,142)	(41)	103,676
QSONE Co., Ltd.		84,799	—	(368)	652	—	85,083
Chun-cheon Energy Corp.		45,077	—	—	2,736	—	47,813
Incheon-Gimpo Expressway Co., Ltd		37,372	—	—	(4,652)	751	33,471
BLUE OCEAN Private Equity Fund		35,752	—	—	(6,848)	(2,953)	25,951
UITrans LRT Co., Ltd.		17,851	—	—	(1,417)	—	16,434
CHUNGJU ENTERPRISE CITY DEVELOPMENT Co., Ltd.		12,551	—	—	7,062	—	19,613
Daesung Steel		12,302	—	—	2,655	—	14,957
Keystone-HYUNDAI SECURITIES NO. 1. Private Equity Fund		13,314	—	—	(362)	(49)	12,903
KoFC POSCO HANHWA KB Shared Growth NO. 2. Private Equity Fund		11,890	—	—	(374)	—	11,516
KONES, Corp.		5,641	—	—	(2,867)	—	2,774
POSCO MITSUBISHI CARBON TECHNOLOGY		83,113	—	—	7,030	—	90,143
Others (39 companies)		55,061	21,954	—	(6,396)	(1,320)	69,299

		698,272	21,954	(368)	(6,121)	(4,167)	709,570

[Foreign]
South-East Asia Gas Pipeline Company Ltd.		215,996	—	(21,677)	22,415	(11,105)	205,629
AES-VCM Mong Duong Power Company Limited		167,141	—	(15,090)	14,178	(7,453)	158,776
7623704 Canada Inc.		137,512	—	(7,563)	8,060	(7,127)	130,882
Eureka Moly LLC		89,601	—	—	(23)	(4,587)	84,991
AMCI (WA) PTY LTD.		70,501	—	—	(2,858)	2,171	69,814
KOREA LNG LTD.		63,058	—	(5,004)	5,613	(12,427)	51,240
Nickel Mining Company SAS		45,138	—	—	(1,403)	2,707	46,442
NCR LLC		36,738	206	—	(43)	(689)	36,212
PT. Batutua Tembaga Raya		22,723	—	—	(898)	(262)	21,563
Zhongyue POSCO (Qinhuangdao) Tinplate Industrial Co., Ltd		18,008	—	—	(1,201)	(144)	16,663
PT. Wampu Electric Power		8,706	—	—	1,992	(407)	10,291
POSCO SeAH Steel Wire(Nantong) Co., Ltd.		6,840	—	—	251	(52)	7,039
Roy Hill Holdings Pty Ltd		1,186,859	—	—	44,090	1,237	1,232,186
POSCO-NPS Niobium LLC		393,570	—	(17,277)	16,734	(20,232)	372,795
CSP - Compania Siderurgica do Pecem		330,463	—	—	(98,616)	(16,299)	215,548
BX STEEL POSCO Cold Rolled Sheet Co., Ltd.		97,369	—	(5,542)	1,430	(754)	92,503
KOBRASCO		88,308	—	(22,135)	39,915	(2,545)	103,543
DMSA/AMSA		74,935	8,615	—	(19,720)	(5,571)	58,259
Others (39 companies)		130,651	13,892	(2,064)	37,758	(24,191)	156,046

		3,184,117	22,713	(96,352)	67,674	(107,730)	3,070,422

	~~W~~	3,882,389	44,667	(96,720)	61,553	(111,897)	3,779,992

(*1)	Other increase or decrease represents the changes in investments in associates and joint ventures due to disposals and change in capital adjustments arising from translations of financial statements of foreign investees and others.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2017

(Unaudited)

2)	For the year ended December 31, 2016

(in millions of Won)
Company	December 31, 2015 Book value		Acquisition	Dividends	Share of profits (losses)	Other increase (decrease)(*1)	December 31, 2016 Book value
[Domestic]
EQP POSCO Global NO1 Natual Resources PEF	~~W~~	175,676	222	—	(399)	191	175,690
POSCO PLANTEC Co., Ltd.		171,218	—	—	(171,927)	709	—
SeAH Changw on Integrated Special Steel		165,754	—	—	4,797	(170,551)	—
SNNC		111,326	—	—	(3,417)	(50)	107,859
QSONE Co., Ltd.		83,919	—	—	880	—	84,799
Chun-cheon Energy Co., Ltd		30,420	19,832	—	(5,175)	—	45,077
Incheon-Gimpo Expressway Co., Ltd.		39,447	—	—	(2,758)	683	37,372
BLUE OCEAN Private Equity Fund		35,437	—	—	643	(328)	35,752
UITrans LRT Co., Ltd.		40,903	6,817	—	(29,825)	(44)	17,851
Keystone-HYUNDAI SECURITIES NO. 1. Private Equity Fund		13,015	—	—	281	18	13,314
CHUNGJU ENTERPRISE CITY DEVELOPMENT Co., Ltd		12,265	—	—	286	—	12,551
Daesung Steel		14,000	—	—	(2,272)	574	12,302
KoFC POSCO HANWHA KB Shared Growth NO. 2. Private Equity Fund		14,829	1,875	—	1,186	(6,000)	11,890
KONES, Corp.		5,775	—	—	(256)	122	5,641
POSCO MITSUBISHI CARBON TECHNOLOGY		104,970	—	—	(21,929)	72	83,113
POSCO ES MATERIALS CO., LTD		38,447	—	—	(2,061)	(36,386)	—
Others (33 companies)		33,933	20,061	(200)	(2,802)	4,069	55,061

		1,091,334	48,807	(200)	(234,748)	(206,921)	698,272

[Foreign]
South-East Asia Gas Pipeline Company Ltd.		222,269	—	(59,717)	46,855	6,589	215,996
AES-VCM Mong Duong Power Company Limited		153,271	—	—	27,031	(13,161)	167,141
7623704 Canada Inc.		134,034	—	(921)	175	4,224	137,512
Eureka Moly LLC		87,878	—	—	(18)	1,741	89,601
AMCI (WA) PTY LTD		72,289	—	—	(3,358)	1,570	70,501
KOREA LNG LTD.		53,548	—	(6,342)	6,392	9,460	63,058
Nickel Mining Company SAS		76,445	—	—	(31,047)	(260)	45,138
NCR LLC		35,447	—	—	(41)	1,332	36,738
PT. Batutua Tembaga Raya		15,382	7,040	—	—	301	22,723
Zhongyue POSCO (Qinhuangdao) Tinplate Industrial Co., Ltd		19,311	—	—	(412)	(891)	18,008
PT. Wampu Electric Power		8,855	—	—	(397)	248	8,706
POSCO SeAH Steel Wire(Nantong) Co., Ltd.		7,061	—	—	242	(463)	6,840
Roy Hill Holdings Pty Ltd		1,153,434	—	—	12,643	20,782	1,186,859
POSCO-NPS Niobium LLC		381,461	—	(10,893)	11,499	11,503	393,570
CSP - Compania Siderurgica do Pecem		80,805	88,930	—	116,694	44,034	330,463
BX STEEL POSCO Cold Rolled Sheet Co., Ltd.		100,908	—	—	258	(3,797)	97,369
KOBRASCO		78,364	—	(29,297)	20,761	18,480	88,308
DMSA/AMSA		105,964	24,624	—	(60,415)	4,762	74,935
Others (37 companies)		67,273	28,993	(4,252)	(791)	39,428	130,651

		2,853,999	149,587	(111,422)	146,071	145,882	3,184,117

	~~W~~	3,945,333	198,394	(111,622)	(88,677)	(61,039)	3,882,389

(*1)	Other increase or decrease represents the changes in investments in associates and joint ventures due to disposals and change in capital adjustments arising from translations of financial statements of foreign investees and others.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2017

(Unaudited)

(d)	Summarized financial information of associates and joint ventures as of and for the nine-month period September 30, 2017 and the year ended December 31, 2016 are as follows:

1)	September 30, 2017

(in millions of Won)
Company	Assets		Liabilities	Equity	Sales	Net income (loss)
[Domestic]
EQP POSCO Global NO1 Natural Resources PEF	~~W~~	563,912	847	563,065	—	2,494
SNNC		669,964	440,005	229,959	406,411	(13,599)
QSONE Co., Ltd.		247,224	77,058	170,166	11,479	1,303
Chun-cheon Energy Corp.		690,638	526,993	163,645	86,068	(5,547)
Incheon-Gimpo Expressway Co., Ltd		1,161,212	944,898	216,314	—	(16,802)
BLUE OCEAN Private Equity Fund		323,584	199,462	124,122	342,449	(1,974)
UITrans LRT Co., Ltd.		468,215	378,790	89,425	984	(3,711)
Keystone-HYUNDAI SECURITIES NO. 1. Private Equity Fund		145,205	106,789	38,416	3,028	(835)
CHUNGJU ENTERPRISE CITY DEVELOPMENT Co., Ltd.		84,306	48,198	36,108	74,547	23,917
Daesung Steel		171,415	117,528	53,887	49,986	15,137
KoFC POSCO HANHWA KB Shared Growth NO. 2. Private Equity Fund		93,204	1,078	92,126	2,262	(2,993)
KONES, Corp.		2,424	1,401	1,023	3,504	(84)
POSCO MITSUBISHI CARBON TECHNOLOGY		446,480	297,106	149,374	100,441	11,826
[Foreign]
South-East Asia Gas Pipeline Company Ltd.		2,020,755	1,196,409	824,346	294,036	89,514
7623704 Canada Inc.		1,270,638	1	1,270,637	—	88,032
KOREA LNG LTD.		263,990	2,819	261,171	26,561	24,806
Nickel Mining Company SAS		481,163	339,877	141,286	108,616	(11,506)
PT. Batutua Tembaga Raya		348,052	285,734	62,318	162,788	43,768
Zhongyue POSCO (Qinhuangdao) Tinplate Industrial Co., Ltd		75,618	20,958	54,660	66,057	(3,545)
PT. Wampu Electric Power		206,295	157,897	48,398	15,240	9,960
POSCO SeAH Steel Wire(Nantong) Co., Ltd.		68,834	40,487	28,347	58,620	1,009
Roy Hill Holdings Pty Ltd		10,839,633	7,130,433	3,709,200	1,823,236	691,038
POSCO-NPS Niobium LLC		745,386	—	745,386	—	31,604
CSP - Compania Siderurgica do Pecem		5,113,492	4,206,089	907,403	871,132	(491,965)
BX STEEL POSCO Cold Rolled Sheet Co., Ltd.		820,494	478,096	342,398	956,678	5,478
KOBRASCO		296,288	89,203	207,085	127,838	79,830
DMSA/AMSA		6,187,842	4,731,884	1,455,958	482,317	(409,757)

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2017

(Unaudited)

2)	December 31, 2016

(in millions of Won)
Company	Assets		Liabilities	Equity (deficit)	Sales	Net income (loss)
[Domestic]
EQP POSCO Global NO1 Natural Resources PEF	~~W~~	597,767	864	596,903	—	(1,349)
POSCO PLANTEC Co., Ltd.		501,659	678,004	(176,345)	361,351	(43,195)
SNNC		725,987	482,429	243,558	527,101	2,022
QSONE Co.,Ltd.		247,385	77,786	169,599	15,961	1,760
Chun-cheon Energy Co., Ltd		547,805	378,613	169,192	—	(3,748)
Incheon-Gimpo Expressway Co., Ltd.		929,539	718,107	211,432	—	(1,910)
BLUE OCEAN Private Equity Fund		357,723	220,895	136,828	456,311	2,335
UITrans LRT Co., Ltd.		400,761	307,625	93,136	—	(822)
Keystone-HYUNDAI SECURITIES NO. 1. Private Equity Fund		119,378	79,946	39,432	197	694
CHUNGJU ENTERPRISE CITY DEVELOPMENT Co., Ltd		136,857	124,666	12,191	19,028	967
Daesung Steel		150,944	112,194	38,750	60,772	(12,955)
KoFC POSCO HANWHA KB Shared Growth NO. 2. Private Equity Fund		96,213	1,094	95,119	14,157	9,561
KONES, Corp.		2,627	1,519	1,108	3,952	(615)
POSCO MITSUBISHI CARBON TECHNOLOGY		448,618	311,070	137,548	53,908	(36,572)
[Foreign]
South-East Asia Gas Pipeline Company Ltd.		2,171,689	1,305,942	865,747	491,011	187,114
7623704 Canada Inc.		1,334,391	1	1,334,390	—	19,485
KOREA LNG LTD.		303,389	19,704	283,685	33,035	31,962
Nickel Mining Company SAS		491,458	347,194	144,264	145,571	(61,473)
PT. Batutua Tembaga Raya		351,119	332,037	19,082	—	—
Zhongyue POSCO (Qinhuangdao) Tinplate Industrial Co., Ltd		83,291	24,676	58,615	117,387	(1,216)
PT. Wampu Electric Power		206,052	165,618	40,434	3,405	(1,984)
POSCO SeAH Steel Wire(Nantong) Co., Ltd.		67,905	40,451	27,454	81,260	938
Roy Hill Holdings Pty Ltd		10,962,261	8,059,714	2,902,547	845,243	129,968
POSCO-NPS Niobium LLC		786,937	—	786,937	—	24,719
CSP - Compania Siderurgica do Pecem		5,682,161	4,237,247	1,444,914	226,669	243,151
BX STEEL POSCO Cold Rolled Sheet Co., Ltd.		789,336	427,475	361,861	948,488	1,033
KOBRASCO		178,853	2,236	176,617	72,274	41,522
DMSA/AMSA		6,570,172	4,842,560	1,727,612	579,388	(519,969)

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2017

(Unaudited)

10. Joint Operations

Details of significant joint operations that the Company is participating in as a party to a joint arrangement as of September 30, 2017 are as follows:

Joint operations	Operation	Ownership (%)	Location
Myanmar A-1/A-3 mine	Mine development and gas production	51.00	Myanmar
Offshore midstream	Gas transportation facility	51.00	Myanmar
Greenhills mine	Mine development	20.00	Canada
Arctos Anthracite coal project	Mine development	50.00	Canada
Mt. Thorley J/V	Mine development	20.00	Australia
POSMAC J/V	Mine development	20.00	Australia
CD J/V	Mine development	5.00	Australia
RUM J/V	Mine development	10.00	Australia

11. Investment Property, Net

Changes in the carrying amount of investment property for the nine-month period ended September 30, 2017 and the year ended December 31, 2016 were as follows:

(a)	For the nine-month period ended September 30, 2017

(in millions of Won)	Beginning		Acquisitions	Disposals	Depreciation	Others(*1)	Ending
Land	~~W~~	392,723	—	(607)	—	921	393,037
Buildings		671,539	5	—	(17,755)	1,085	654,874
Structures		2,147	—	—	(298)	(28)	1,821
Construction-in-progress		51,311	16,919	—	—	(76)	68,154

	~~W~~	1,117,720	16,924	(607)	(18,053)	1,902	1,117,886

(*1)	Includes reclassifications resulting from changing purpose of use, adjustments of foreign currency translation differences, and others.

(b)	For the year ended December 31, 2016

(in millions of Won)	Beginning		Acquisitions	Disposals	Depreciation(*1)	Others(*2)	Ending
Land	~~W~~	346,879	24,116	(8,056)	—	29,784	392,723
Buildings		696,526	7,548	(3,339)	(24,043)	(5,153)	671,539
Structures		1,819	1	—	(288)	615	2,147
Construction-in-progress		39,068	13,910	—	—	(1,667)	51,311

	~~W~~	1,084,292	45,575	(11,395)	(24,331)	23,579	1,117,720

(*1)	Impairment losses on investment property amounting to ~~W~~318 million are included.
(*2)	Includes reclassifications resulting from changing purpose of use, adjustments of foreign currency translation differences, and others.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2017

(Unaudited)

12. Property, Plant and Equipment, Net

Changes in the carrying amount of property, plant and equipment for the nine-month period ended September 30, 2017 and the year ended December 31, 2016 were as follows:

(a) For the nine-month period ended September 30, 2017

(in millions of Won)	Beginning		Acquisitions	Disposals	Depreciation(*1)	Others(*2)	Ending
Land	~~W~~	2,601,208	1,822	(7,128)	—	(36,085)	2,559,817
Buildings		4,995,631	33,285	(5,639)	(264,528)	282,267	5,041,016
Structures		2,908,480	11,448	(2,093)	(159,856)	63,468	2,821,447
Machinery and equipment		20,318,390	119,100	(69,724)	(1,646,565)	1,051,455	19,772,656
Vehicles		46,699	6,793	(969)	(13,545)	1,088	40,066
Tools		71,380	8,910	(2,638)	(21,956)	7,766	63,462
Furniture and fixtures		132,406	20,548	(1,216)	(36,397)	27,626	142,967
Finance lease assets		159,013	4,668	(333)	(11,155)	(1,968)	150,225
Bearer plants		—	—	—	(3,947)	61,586	57,639
Construction-in-progress		2,537,132	1,388,086	(1,559)	—	(1,959,384)	1,964,275

	~~W~~	33,770,339	1,594,660	(91,299)	(2,157,949)	(502,181)	32,613,570

(*1)	Impairment losses on property, plant and equipment amounting to ~~W~~7,426 million are included.
(*2)	Represents assets transferred from construction-in-progress to intangible assets and other property, plant and equipment, reclassifications resulting from changing purpose of use, adjustments of foreign currency translation differences and others.

(b) For the year ended December 31, 2016

(in millions of Won)	Beginning		Acquisitions	Business combination	Disposals	Depreciation(*1)	Others(*2)	Ending
Land	~~W~~	2,572,807	8,901	15,687	(16,176)	(6,452)	26,441	2,601,208
Buildings		5,165,725	37,493	277,242	(12,857)	(396,899)	(75,073)	4,995,631
Structures		2,949,413	19,043	—	(1,994)	(216,631)	158,649	2,908,480
Machinery and equipment		21,093,743	193,856	47,021	(36,095)	(2,277,740)	1,297,605	20,318,390
Vehicles		52,005	8,967	88	(1,990)	(18,484)	6,113	46,699
Tools		73,478	17,546	635	(848)	(27,396)	7,965	71,380
Furniture and fixtures		148,099	30,650	32	(4,248)	(51,361)	9,234	132,406
Finance lease assets		92,796	79,556	—	(38)	(13,409)	108	159,013
Construction-in-progress		2,374,789	1,935,339	2,181	(4,255)	—	(1,770,922)	2,537,132

	~~W~~	34,522,855	2,331,351	342,886	(78,501)	(3,008,372)	(339,880)	33,770,339

(*1)	Includes impairment losses on property, plant and equipment amounting to ~~W~~196,882 million. During the year ended December 31, 2016, due to the existence of indicators for impairment, such as continuing operating loss on fuel cell business of the POSCO ENERGY CO., LTD., which is included in Other reportable segment, the Company performed impairment test and recognized impairment loss of ~~W~~61,565 million. Recoverable amount was determined based on value-in-use, which was calculated by applying a 14.0% discount rate. The impairment recorded in 2016 also included ~~W~~58,388 million related to POSCO for individual assets based on disposal plans.
(*2)	Represents assets transferred from construction-in-progress to intangible assets and other property, plant and equipment, reclassifications resulting from changing purpose of use, adjustments of foreign currency translation differences and others.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2017

(Unaudited)

13. Goodwill and Other Intangible Assets, Net

Changes in the carrying amount of goodwill and other intangible assets for the nine-month period ended September 30, 2017 and the year ended December 31, 2016 were as follows:

(a) For the nine-month period ended September 30, 2017

(in millions of Won)	Beginning		Acquisitions	Disposals	Amortization	Impairment loss	Others(*2)	Ending
Goodwill	~~W~~	1,375,131	—	—	—	—	(3,224)	1,371,907
Intellectual property rights		2,521,171	117,650	(416)	(150,940)	(10,811)	15,850	2,492,504
Premium in rental(*1)		119,039	5,800	(2,891)	(317)	(1,241)	36	120,426
Development expense		117,012	614	(1,179)	(49,618)	—	18,387	85,216
Port facilities usage rights		256,617	—	—	(14,508)	—	72,669	314,778
Exploratation and evaluation assets		162,268	77,272	—	—	—	128	239,668
Customer relationships		514,245	—	—	(35,751)	—	1,483	479,977
Power generation permit		539,405	—	—	—	—	—	539,405
Other intangible assets		483,841	57,002	(1,401)	(42,421)	(11,828)	(46,810)	438,383

	~~W~~	6,088,729	258,338	(5,887)	(293,555)	(23,880)	58,519	6,082,264

(*1)	Premium in rental includes memberships with indefinite useful lives.
(*2)	Represents assets transferred from construction-in-progress to intangible assets and assets transferred from property, plant and equipment, adjustments of foreign currency translation difference and others.

(b) For the year ended December 31, 2016

(in millions of Won)	Beginning		Acquisitions	Disposals	Amortization	Impairment loss	Others(*2)	Ending
Goodwill	~~W~~	1,461,954	—	—	—	(95,984)	9,161	1,375,131
Intellectual property rights		2,667,086	56,849	(753)	(204,112)	(16,786)	18,887	2,521,171
Premium in rental(*1)		127,949	1,964	(7,526)	(243)	(1,559)	(1,546)	119,039
Development expense		135,796	4,027	(60)	(61,732)	(298)	39,279	117,012
Port facilities usage rights		264,801	—	—	(15,217)	—	7,033	256,617
Exploratation and evaluation assets		151,144	45,524	—	—	(3,290)	(31,110)	162,268
Customer relationships		559,809	—	—	(47,790)	—	2,226	514,245
Power generation permit		539,405	—	—	—	—	—	539,405
Other intangible assets		497,810	52,350	(1,454)	(48,910)	(7,353)	(8,602)	483,841

	~~W~~	6,405,754	160,714	(9,793)	(378,004)	(125,270)	35,328	6,088,729

(*1)	Premium in rental includes memberships with indefinite useful lives.
(*2)	Represents assets transferred from construction-in-progress to intangible assets and assets transferred from property, plant and equipment, adjustments of foreign currency translation difference and others.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2017

(Unaudited)

14. Other Assets

Other assets as of September 30, 2017 and December 31, 2016 are as follows:

(in millions of Won)	September 30, 2017		December 31, 2016
Current
Advance payments	~~W~~	707,916	787,452
Prepaid expenses		165,679	105,102
Others		1,997	1,930

	~~W~~	875,592	894,484

Non-current
Long-term advance payments	~~W~~	26,718	27,189
Long-term prepaid expenses		375,437	380,678
Others(*1)		152,763	159,813

	~~W~~	554,918	567,680

(*1)	As of September 30, 2017 and December 31, 2016, the Company recognized tax assets amounting to ~~W~~96,419 million and ~~W~~100,693 million, respectively, based on the Company’s best estimate of the tax amounts to be refunded when the results of the Company’s appeal in connection with the additional income tax payment in prior years’ tax audits that were finalized and claim for rectification are finalized.

15. Borrowings

(a)	Short-term borrowings and current portion of long-term borrowings as of September 30, 2017 and December 31, 2016 are as follows:

(in millions of Won)	Lenders	Interest rate (%)	September 30, 2017		December 31, 2016
Short-term borrowings
Bank overdrafts	JP Morgan and others	0.6~1.8	~~W~~	237,452	254,036
Short-term borrowings	HSBC and others	0.3~14.5		8,810,192	7,725,691

				9,047,644	7,979,727

Current portion of long-term liabilities
Current portion of long-term borrowings	Export-Import Bank of Korea and others	0.4~8.5		1,313,897	1,390,733
Current portion of debentures	Korea Development Bank and others	2.0~6.1		796,802	825,176
Less: Current portion of discount on debentures issued				(394)	(829)

				2,110,305	2,215,080

			~~W~~	11,157,949	10,194,807

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2017

(Unaudited)

(b)	Long-term borrowings, excluding current portion as of September 30, 2017 and December 31, 2016 are as follows:

(in millions of Won)	Lenders	Interest rate (%)	September 30, 2017		December 31, 2016
Long-term borrowings	Export-Import Bank of Korea and others	0.5~8.4	~~W~~	5,314,119	6,420,612
Less: Present value discount				(46,545)	(55,799)
Debentures	Korea Development Bank and others	1.4~6.3		6,059,402	6,163,896
Less: Discount on debentures issued				(15,062)	(18,518)

			~~W~~	11,311,914	12,510,191

(c)	Property, plant and equipment including investment property, cash equivalents, trade accounts and notes receivable, financial instruments, available-for-sale financial assets, inventories and other assets amounting to ~~W~~5,938,327 million, ~~W~~24,188 million,~~W~~7,050 million (90 of notes receivable),~~W~~62,641 million, ~~W~~5,770 million, ~~W~~65,748 million and ~~W~~141,471 million, respectively, are provided as collateral related to short-term borrowings, long-term borrowings and debentures.

16. Other Payables

Other payables as of September 30, 2017 and December 31, 2016 are as follows:

(in millions of Won)	September 30, 2017		December 31, 2016
Current
Accounts payable	~~W~~	680,453	854,623
Accrued expenses		621,879	665,295
Dividend payable		6,939	7,770
Finance lease liabilities		21,542	24,523
Withholdings		242,043	299,448

	~~W~~	1,572,856	1,851,659

Non-current
Accounts payable	~~W~~	5,271	6,823
Accrued expenses		13,298	41,082
Finance lease liabilities		79,348	89,886
Long-term withholdings		86,882	70,768

	~~W~~	184,799	208,559

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2017

(Unaudited)

17. Other Financial Liabilities

Other financial liabilities as of September 30, 2017 and December 31, 2016 are as follows:

(in millions of Won)	September 30, 2017		December 31, 2016
Current
Derivative liabilities	~~W~~	64,324	85,786
Financial guarantee liabilities		50,827	63,962

	~~W~~	115,151	149,748

Non-current
Derivative liabilities	~~W~~	10,508	37,110
Financial guarantee liabilities		38,699	44,199

	~~W~~	49,207	81,309

18. Provisions

(a)	Provisions as of September 30, 2017 and December 31, 2016 are as follows:

(in millions of Won)	September 30, 2017			December 31, 2016
	Current		Non-current	Current	Non-current
Provision for bonus payments	~~W~~	33,992	—	42,986	—
Provision for construction warranties		10,343	102,074	10,551	86,158
Provision for legal contingencies and claims(*1)		495	85,332	4,348	80,498
Provision for restoration(*2)		11,367	34,492	10,169	37,962
Others(*3,4)		49,702	169,030	46,811	133,121

	~~W~~	105,899	390,928	114,865	337,739

(*1)	The Company recognized probable outflow of resources amounting to ~~W~~27,262 million and ~~W~~30,425 million as provisions in relation to lawsuits against the Company as of September 30, 2017 and December 31, 2016, respectively.
(*2)	Due to contamination of lands near the Company’s magnesium smelting plant located in Gangneung province and others, the Company recognized present values of estimated costs for recovery, ~~W~~31,539 million as provisions for restoration as of September 30, 2017. In order to determine the estimated costs, the Company has assumed that it would use all of technologies and materials available for now to recover the land. In addition, the Company has applied a discount rate of 2.37 ~ 2.49% to assess present value of these costs.
(*3)	As of September 30, 2017 and December 31, 2016, POSCO ENERGY CO., LTD., a subsidiary of the Company, recognized ~~W~~112,819 million and ~~W~~87,827 million of provisions for warranties, respectively, for the service contract on fuel cell based on its estimate of probable outflow of resources.
(*4)	As of September 30, 2017 and December 31, 2016, the amount includes a provision of ~~W~~23,600 million for expected outflow of resources in connection with the performance guarantee for the Hwaseong-Dongtan complexes development project of POSCO ENGINEERING & CONSTRUCTION CO., LTD.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2017

(Unaudited)

(b)	Changes in provisions for the nine-month period ended September 30, 2017 and the year ended December 31, 2016 were as follows:

1)	For the nine-month period ended September 30, 2017

(in millions of Won)	Beginning		Increase	Utilization	Reversal	Others(*1)	Ending
Provision for bonus payments	~~W~~	42,986	52,001	(59,278)	(1,196)	(521)	33,992
Provision for construction warranties		96,709	29,068	(11,817)	(1,918)	375	112,417
Provision for legal contingencies and claims		84,846	8,436	(4,068)	(1,338)	(2,049)	85,827
Provision for restoration		48,131	4,389	(6,157)	—	(504)	45,859
Others		179,932	79,130	(43,769)	(5,158)	8,597	218,732

	~~W~~	452,604	173,024	(125,089)	(9,610)	5,898	496,827

(*1)	Includes adjustments of foreign currency translation differences and others.

2)	For the year ended December 31, 2016

(in millions of Won)	Beginning		Increase	Utilization	Reversal	Others(*1)	Ending
Provision for bonus payments	~~W~~	42,602	44,106	(42,211)	(272)	(1,239)	42,986
Provision for construction warranties		81,446	33,925	(19,469)	(2,695)	3,502	96,709
Provision for legal contingencies and claims		52,610	45,525	(14,012)	(188)	911	84,846
Provision for restoration		41,926	31,673	(13,367)	(12,475)	374	48,131
Others		105,428	142,767	(68,143)	(3,086)	2,966	179,932

	~~W~~	324,012	297,996	(157,202)	(18,716)	6,514	452,604

(*1)	Includes adjustments of foreign currency translation differences and others.

19. Employee Benefits

(a)	Defined contribution plans

The expenses related to post-employment benefit plans under defined contribution plans for the three-month and nine-month periods ended September 30, 2017 and 2016 were as follows:

(in millions of Won)	For the three-month periods ended September 30			For the nine-month periods ended September 30
	2017		2016	2017	2016
Expense related to post-employment benefit plans under defined contribution plans	~~W~~	8,678	9,915	26,113	24,425

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2017

(Unaudited)

(b)	Defined benefit plan

1)	The amounts recognized in relation to net defined benefit liabilities in the statements of financial position as of September 30, 2017 and December 31, 2016 are as follows:

(in millions of Won)	September 30, 2017		December 31, 2016
Present value of funded obligations	~~W~~	1,752,519	1,715,583
Fair value of plan assets(*1)		(1,613,538)	(1,693,118)
Present value of non-funded obligations		13,217	17,437

Net defined benefit liabilities	~~W~~	152,198	39,902

(*1)	As of September 30, 2017 and December 31, 2016, the Company recognized net defined benefit assets amounting to ~~W~~1,456 million and ~~W~~83,702 million, respectively, since there are consolidated entities whose fair value of plan assets exceeded the present value of defined benefit obligations.

2)	Changes in present value of defined benefit obligations for the nine-month period ended September 30, 2017 and the year ended December 31, 2016 were as follows:

(in millions of Won)	September 30, 2017		December 31, 2016
Defined benefit obligation at the beginning of period	~~W~~	1,733,020	1,714,115
Current service costs		158,194	285,706
Interest costs		24,642	39,286
Remeasurements		(3,269)	(32,927)
Benefits paid		(144,510)	(278,278)
Others		(2,341)	5,118

Defined benefit obligation at the end of period	~~W~~	1,765,736	1,733,020

3)	Changes in fair value of plan assets for the nine-month period ended September 30, 2017 and the year ended December 31, 2016 were as follows:

(in millions of Won)	September 30, 2017		December 31, 2016
Fair value of plan assets at the beginning of period	~~W~~	1,693,118	1,532,090
Interest on plan assets		34,101	37,385
Remeasurement of plan assets		(11,404)	(6,963)
Contributions to plan assets		32,869	328,671
Benefits paid		(130,321)	(189,817)
Others		(4,825)	(8,248)

Fair value of plan assets at the end of period	~~W~~	1,613,538	1,693,118

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2017

(Unaudited)

4)	The amounts recognized in condensed consolidated interim statements of comprehensive income for the three-month and nine-month periods ended September 30, 2017 and 2016 were as follows:

	For the three-month periods ended September 30			For the nine-month periods ended September 30
(in millions of Won)	2017		2016	2017	2016
Current service costs	~~W~~	59,794	52,975	158,194	169,380
Net interest costs		(7,201)	192	(9,459)	1,233

	~~W~~	52,593	53,167	148,735	170,613

20. Other Liabilities

Other liabilities as of September 30, 2017 and December 31, 2016 are as follows:

(in millions of Won)	September 30, 2017		December 31, 2016
Current
Due to customers for contract work	~~W~~	827,853	1,160,201
Advances received		643,653	707,086
Unearned revenue		10,204	8,702
Withholdings		203,874	186,665
Others		22,373	22,307

	~~W~~	1,707,957	2,084,961

Non-current
Advances received	~~W~~	5,267	—
Unearned revenue		19,011	20,013
Others		31,237	40,338

	~~W~~	55,515	60,351

21. Financial Instruments

(a)	Classification of financial instruments

1)	Financial assets as of September 30, 2017 and December 31, 2016 are as follows:

(in millions of Won)	September 30, 2017		December 31, 2016
Financial assets at fair value through profit or loss
Derivative assets held for trading	~~W~~	51,205	147,582
Derivative assets designated as hedging instruments		4,813	—
Available-for-sale financial assets		2,063,834	2,514,924
Held-to-maturity financial assets		4,522	2,470
Loans and receivables		21,235,948	19,390,610

	~~W~~	23,360,322	22,055,586

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2017

(Unaudited)

2)	Financial liabilities as of September 30, 2017 and December 31, 2016 are as follows:

(in millions of Won)	September 30, 2017		December 31, 2016
Financial liabilities at fair value through profit or loss Derivative liabilities held for trading	~~W~~	74,570	122,896
Derivative liabilities designated as hedging instruments		262	—
Financial liabilities measured at amortized cost
Trade accounts and notes payable		3,314,088	4,117,798
Borrowings		22,469,863	22,704,998
Financial guarantee liabilities		89,526	108,161
Others		1,703,106	2,007,114

	~~W~~	27,651,415	29,060,967

3)	Finance income and costsby category of financial instrument for the nine-month periods ended September 30, 2017 and 2016were as follows:

①	For the nine-month period ended September 30, 2017

	Finance income and costs
(in millions of Won)	Interest income (expense)		Gain and loss on valuation	Gain and loss on foreign currency	Gain and loss on disposal	Impairment loss	Others	Total	Other comprehensive loss
Financial assets at fair value through profit or loss	~~W~~	—	13,850	—	153,510	—	—	167,360	—
Derivative assets designated as hedging instruments		—	1,823	—	(1)	—	—	1,822	(339)
Available-for-sale financial assets		41	—	—	376,428	(106,203)	72,899	343,165	(6,670)
Held-to-maturity financial assets		186	—	—	(3)	—	15	198	—
Loans and receivables		140,988	—	(216,747)	(25,388)	—	(209)	(101,356)	—
Financial liabilities at fair value through profit or loss		—	(84,049)	—	(178,788)	—	—	(262,837)	—
Derivative liabilities designated as hedging instruments		—	240	—	—	—	—	240	—
Financial liabilities measured at amortized cost		(499,299)	—	322,256	—	—	(17,974)	(195,017)	—

	~~W~~	(358,084)	(68,136)	105,509	325,758	(106,203)	54,731	(46,425)	(7,009)

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2017

(Unaudited)

②	For the nine-month period ended September 30, 2016

	Finance income and costs
(in millions of Won)	Interest income (expense)		Gain and loss on valuation	Gain and loss on foreign currency	Gain and loss on disposal	Impairment loss	Others	Total	Other comprehensive income
Financial assets at fair value through profit or loss	~~W~~	—	16,037	—	257,488	—	—	273,525	—
Available-for-sale financial assets		383	—	—	7,787	(229,923)	32,947	(188,806)	217,520
Held-to-maturity financial assets		229	—	—	—	—	29	258	—
Loans and receivables		140,784	—	(428,779)	(11,993)	—	(115)	(300,103)	—
Financial liabilities at fair value through profit or loss		—	(98,945)	—	(260,569)	—	—	(359,514)	—
Financial liabilities measured at amortized cost		(512,999)	—	311,821	(61)	—	(14,091)	(215,330)	—

	~~W~~	(371,603)	(82,908)	(116,958)	(7,348)	(229,923)	18,770	(789,970)	217,520

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2017

(Unaudited)

4)	Finance income and costs by category of financial instrument for the three-month periods ended September 30, 2017 and 2016 were as follows:

①	For the three-month period ended September 30, 2017

(in millions of Won)	Finance income and costs
	Interest income (expense)		Gain and loss on valuation	Gain and loss on foreign currency	Gain and loss on disposal	Impairment loss	Others	Total	Other comprehensive loss
Financial assets at fair value through profit or loss	~~W~~	—	19,406	—	44,985	—	—	64,391	—
Derivative assets designated as hedging instruments		—	1,218	—	(1)	—	—	1,217	(339)
Available-for-sale financial assets		13	—	—	281,322	(47,025)	3,634	237,944	(231,029)
Held-to-maturity financial assets		93	—	—	—	—	5	98	—
Loans and receivables		62,950	—	63,240	(8,058)	—	(81)	118,051	—
Financial liabilities at fair value through profit or loss		—	(12,973)	—	(73,060)	—	—	(86,033)	—
Derivative liabilities designated as hedging instruments		—	4,910	—	—	—	—	4,910	—
Financial liabilities measured at amortized cost		(170,880)	—	(58,650)	—	—	(8,223)	(237,753)	—

	~~W~~	(107,824)	12,561	4,590	245,188	(47,025)	(4,665)	102,825	(231,368)

②	For the three-month period ended September 30, 2016

(in millions of Won)	Finance income and costs
	Interest income (expense)		Gain and loss on valuation	Gain and loss on foreign currency	Gain and loss on disposal	Impairment loss	Others	Total	Other comprehensive income
Financial assets at fair value through profit or loss	~~W~~	—	(3,963)	—	82,501	—	—	78,538	—
Available-for-sale financial assets		55	—	—	6,578	(4,249)	5,681	8,065	89,272
Held-to-maturity financial assets		41	—	—	—	—	10	51	—
Loans and receivables		48,637	—	(385,496)	(4,677)	—	(28)	(341,564)	—
Financial liabilities at fair value through profit or loss		—	(47,100)	—	(71,329)	—	—	(118,429)	—
Financial liabilities measured at amortized cost		(169,911)	—	420,775	—	—	(5,557)	245,307	—

	~~W~~	(121,178)	(51,063)	35,279	13,073	(4,249)	106	(128,032)	89,272

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2017

(Unaudited)

(b)	Fair value

1)	Fair value and book value

The carrying amount and the fair value of financial instruments as of September 30, 2017 and December 31, 2016 are as follows:

(in millions of Won)	September 30, 2017			December 31, 2016
	Book value		Fair value	Book value	Fair value
Financial assets measured at fair value
Available-for-sale financial assets(*1)	~~W~~	1,705,806	1,705,806	2,139,687	2,139,687
Derivative assets(*1,2)		56,018	56,018	147,582	147,582

		1,761,824	1,761,824	2,287,269	2,287,269

Financial assets measured at amortized cost(*3)
Cash and cash equivalents		2,955,477	2,955,477	2,447,619	2,447,619
Trade accounts and notes receivable, net		10,145,571	10,145,571	9,838,051	9,838,051
Loans and other receivables, net		8,134,900	8,134,900	7,104,940	7,104,940
Held-to-maturity financial assets		4,522	4,522	2,470	2,470

		21,240,470	21,240,470	19,393,080	19,393,080

Financial liabilities measured at fair value
Derivative liabilities(*2)		74,832	74,832	122,896	122,896
Financial liabilities measured at amortized cost(*3)
Trade accounts and notes payable		3,314,088	3,314,088	4,117,798	4,117,798
Borrowings		22,469,863	22,719,102	22,704,998	22,956,571
Financial guarantee liabilities		89,526	89,526	108,161	108,161
Others		1,703,106	1,703,106	2,007,114	2,007,114

	~~W~~	27,576,583	27,825,822	28,938,071	29,189,644

(*1)	The fair value of available-for-sale financial assets publicly traded is measured at the closing bid price quoted at the end of the reporting period. Meanwhile, the fair value of unquoted available-for-sale financial assets and derivatives which are classified as fair value hierarchy level 3 is calculated using valuation model such as discounted cash flow method and others in which weighted average cost of capital of evaluated companies are used as a discount rates. Available-for-sale financial assets which are not measured at fair value are not included.
(*2)	The fair value of derivatives which are classified as fair value hierarchy level 2 is measured using valuation models such as discounted cash flow method and others. Principal input variables of valuation model are forward exchange rate, interest rate and others.
(*3)	The fair value of financial assets and liabilities measured at amortized cost is measured using discounted cash flow method, and the fair value is mainly calculated for the disclosures in the note. On the other hand, the Company has not performed fair value measurement for the financial assets and liabilities measured at amortized cost except borrowings which are classified as fair value hierarchy level 2 since their carrying amounts approximate fair value.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2017

(Unaudited)

2)	The fair value hierarchy

The fair values of financial instruments by fair value hierarchy as of September 30, 2017 and December 31, 2016 are as follows:

①	September 30, 2017

(in millions of Won)	Level 1		Level 2	Level 3	Total
Financial assets
Available-for-sale financial assets	~~W~~	1,372,527	—	333,279	1,705,806
Derivative assets		—	53,845	2,173	56,018

	~~W~~1,372,527		53,845	335,452	1,761,824

Financial liabilities
Derivative liabilities	~~W~~	—	74,832	—	74,832

②	December 31, 2016

(in millions of Won)	Level 1		Level 2	Level 3	Total
Financial assets
Available-for-sale financial assets	~~W~~	1,800,943	—	338,744	2,139,687
Derivative assets		—	137,236	10,346	147,582

	~~W~~1,800,943		137,236	349,090	2,287,269

Financial liabilities
Derivative liabilities	~~W~~	—	122,896	—	122,896

(c)	Financial risk management

The Company is exposed to credit risk, liquidity risk and market risk arising from financial assets and liabilities. The Company’s financial risk management objectives and policies are consistent with those disclosed in the consolidated financial statements as of and for the year ended December 31, 2016.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2017

(Unaudited)

22. Share Capital and Capital Surplus

(a)	Share capital as of September 30, 2017 and December 31, 2016 are as follows:

(Share, in Won)	September 30, 2017		December 31, 2016
Authorized shares		200,000,000	200,000,000
Par value	~~W~~	5,000	5,000
Issued shares(*1)		87,186,835	87,186,835
Shared capital(*2)	~~W~~	482,403,125,000	482,403,125,000

(*1)	As of September 30, 2017, total shares of ADRs of 36,961,932, outstanding in overseas stock market, are equivalent to 9,240,483 shares of common stock.
(*2)	As of September 30, 2017, the difference between the ending balance of common stock and the par value of issued common stock is ~~W~~46,469 million due to retirement of 9,293,790 treasury stocks.

(b)	Capital surplus as of September 30, 2017 and December 31, 2016 are as follows:

(in millions of Won)	September 30, 2017		December 31, 2016
Share premium	~~W~~	463,825	463,825
Gain on disposal of treasury shares		783,841	783,788
Other capital surplus		154,206	150,178

	~~W~~	1,401,872	1,397,791

(c)	During the nine-month period ended September 30, 2017, POSCO ENERGY Co., Ltd., a subsidiary of the Company, issued redeemable convertible preferred shares which are classified as non-controlling interest in the consolidated financial statements. The details of redeemable convertible preferred shares as of September 30, 2017 are as follows:

Redeemable Convertible Preferred Shares
Issue date	Feburary 25, 2017
Number of shares issued	8,643,193 shares
Price per share	~~W~~ 28,346
Voting rights	No voting rights for 3 years from issue date
Dividend rights	Comparative, Non-participanting • Minimum dividend rate for 1~3 years : 3.98% • Minimum dividend rate after 4 years : Comparative rate + Issuance spread + 2%
Details of redemption	Issuer can demand redemption of all or part of redeemable convertible preferred shares every year after the issue date, for a period of 10 years from the issue date.
Details of conversion	Stockholders of redeemable convertible preferred shares can convert them to common shares from 3 years after the issue date to the end of the redemption period (10 years).
Conversion price is equal to issue price, which could be adjusted according to anti-dilution clause.

Redeemable convertible preferred stocks are classified as non-controlling interest in the consolidated financial statements since the issuer has a redemption right and can control the circumstances in which the entity can settle with a variable quantity of equity instruments.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2017

(Unaudited)

23. Hybrid Bonds

(a)	Hybrid bonds classified as equity as of September 30, 2017 and December 31, 2016 are as follows:

(in millions of Won)	Date of issue	Date of maturity	Interest rate (%)	September 30, 2017		December 31, 2016
Hybrid bond 1-1(*1)	2013-06-13	2043-06-13	4.30	~~W~~	800,000	800,000
Hybrid bond 1-2(*1)	2013-06-13	2043-06-13	4.60		200,000	200,000
Issuance cost					(3,081)	(3,081)

				~~W~~	996,919	996,919

(*1)	Details of hybrid bonds as of September 30, 2017 are as follows:

(in millions of Won)	Hybrid bond 1-1	Hybrid bond 1-2
Issue price	800,000	200,000
Maturity date	30 years (POSCO has a right to extend the maturity date)
Interest rate

Issue date ~ 2018-06-12 : 4.3%

Reset every 5 years as follows;

•    After 5 years : return on government bond (5 years) + 1.3%

•    After 10 years : additionally +0.25% according to Step-up clauses

•    After 25 years : additionally +0.75%

Issue date ~ 2023-06-12 : 4.6%
Reset every 10 years as follows;

•    After 10 years : return on government bond (10 years) + 1.4%

•    After 10 years : additionally +0.25% according to Step-up clauses

•    After 30 years : additionally +0.75%

Interest payments condition	Quarterly (Optional deferral of interest payment is available to POSCO)
Others	POSCO can call the hybrid bond at year 5 and interest payment date afterwards	POSCO can call the hybrid bond at year 10 and interest payment date afterwards

The hybrid bond holders’ preference in the event of liquidation is higher than the common stock holders, but lower than other creditors. The interest accumulated but not paid on the hybrid bonds as of September 30, 2017 amounts to ~~W~~2,150million.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2017

(Unaudited)

(b)	POSCO ENERGY Co., Ltd., a subsidiary of the Company, issued hybrid bonds which are classified as non-controlling interests in the consolidated financial statements. Hybrid bonds as of September 30, 2017 and December 31, 2016 are as follows:

(in millions of Won)	Date of issue	Date of maturity	Interest rate (%)	September 30, 2017		December 31, 2016
Hybrid bond 1-1(*1)	2013-08-29	2043-08-29	4.66	~~W~~	165,000	165,000
Hybrid bond 1-2(*1)	2013-08-29	2043-08-29	4.72		165,000	165,000
Hybrid bond 1-3(*1)	2013-08-29	2043-08-29	4.72		30,000	30,000
Hybrid bond 1-4(*1)	2013-08-29	2043-08-29	5.21		140,000	140,000
Issuance cost					(1,532)	(1,532)

				~~W~~	498,468	498,468

(*1) Details of hybrid bonds of POSCO ENERGY Co., Ltd. as of September 30, 2017 are as follows:

(in millions of Won)	Hybrid bond 1-1	Hybrid bond 1-2 and 1-3	Hybrid bond 1-4
Issue price	165,000	195,000	140,000
Maturity date	30 years (The Company has a right to extend the maturity date)
Interest rate

Issue date ~ 2018-08-29 : 4.66%
Reset every 5 years as follows;

•    After 5 years : return on government bond (5 years) + 1.39%

•    After 10 years : additionally +0.25% according to Step-up clauses

•    After 25 years : additionally +0.75%

Issue date ~ 2018-08-29 : 4.72%
Reset every 5 years as follows;

•    After 5 years : return on government bond (5 years) + 1.45%

•    After 10 years : additionally +0.25% according to Step-up clauses

•    After 25 years : additionally +0.75%

Issue date ~ 2018-08-29 : 5.21% Reset every 10 years as follows;

•    After 10 years : return on government bond (10 years) + 1.55%

•    After 10 years : additionally +0.25% according to Step-up clauses

•    After 30 years : additionally +0.75%

Interest payments condition	Quarterly (Optional deferral of interest payment is available to the Company but for hybrid bond 1-3, the Company pays every quarter (3/30, 6/30, 9/30, 12/30))
Others	The issuer can call the hybrid bond at year 5 and interest payment date afterwards	The issuer can call the hybrid bond at year 5 and interest payment date afterwards	The issuer can call the hybrid bond at year 10 and interest payment date afterwards

The hybrid bond holders’ preference in the event of liquidation is higher than the common stock holders, but lower than other creditors. The interest accumulated but not paid on the hybrid bonds as of September 30, 2017 amounts to ~~W~~2,000 million.

24. Reserves

Reserves as of September 30, 2017 and December 31, 2016are as follows:

(in millions of Won)	September 30, 2017		December 31, 2016
Accumulated comprehensive loss of investments in associates and joint ventures	~~W~~	(368,922)	(301,734)
Changes in unrealized fair value of available-for-sale investments		270,109	276,143
Currency translation differences		(121,931)	(99,264)
Gain or losses on valuation of derivatives		(322)	—
Others		(19,799)	(19,130)

	~~W~~	(240,865)	(143,985)

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2017

(Unaudited)

25. Treasury Shares

As of September 30, 2017, the Company holds 7,188,006 shares of treasury stock for price stabilization and others in accordance with the Board of Director’s resolution.

26. Construction Contracts

(a)	Details of in-progress construction contracts as of September 30, 2017 and December 31, 2016 are as follows:

(in millions of Won)	September 30, 2017			December 31, 2016
	Construction segment		Others	Construction segment	Others
Accumulated cost	~~W~~	23,875,311	269,988	22,493,050	313,422
Add: Accumulated profit		1,839,216	46,151	1,574,858	48,119
Less: Accumulated loss		(1,040,044)	(19,986)	(1,115,245)	(23,920)

Accumulated revenue		24,674,483	296,153	22,952,663	337,621
Less: Progress billings		(24,597,838)	(285,093)	(23,157,151)	(338,991)
Others		(3,785)	3,387	2,909	7,052

	~~W~~	72,860	14,447	(201,579)	5,682

(b)	Details of due from customers for contract work and due to customers for contract work related to construction as of September 30, 2017 and December 31, 2016 are as follows:

(in millions of Won)	September 30, 2017			December 31, 2016
	Construction segment		Others	Construction segment	Others
Due from customers for contract work	~~W~~	855,865	59,295	894,181	70,123
Due to customers for contract work		(783,005)	(44,848)	(1,095,760)	(64,441)

	~~W~~	72,860	14,447	(201,579)	5,682

(c)	Details of the provisions of construction loss as of September 30, 2017 and December 31, 2016 are as follows:

(in millions of Won)	September 30, 2017		December 31, 2016
Construction segment	~~W~~	66,685	143,159
Others		3,143	3,524

	~~W~~	69,828	146,683

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2017

(Unaudited)

(d)	Due to the factors causing the variation of costs for the nine-month period ended September 30, 2017, the estimated total contract costs have changed. Details of changes in estimated total contract costs and the impact on profit or loss for the nine-month period ended September 30, 2017 and future periods are as follows:

(in millions of Won)	Changes in estimated total contract costs		Changes in profit (loss) of construction contract
			Net income (loss)	Future income (loss)	Total
Construction segment	~~W~~	110,276	(33,813)	9,027	(24,786)
Others		7,004	(3,024)	205	(2,819)

	~~W~~	117,280	(36,837)	9,232	(27,605)

The effect on the current and future profit is estimated based on the circumstances that have occurred from the commencement date of the contracts as of September 30, 2017. The estimation is evaluated for the total contract cost and expected total contract revenue as of the end of the period. Also, it may change during future periods.

(e)	Uncertainty of estimates

1)	Total contract revenues

Total contract revenues are measured based on contractual amount initially agreed. However, the contract revenues can increase due to additional contract work, claims and incentive payments in the course of construction, or decrease due to penalty when the completion of contract is delayed due to the Company’s fault. Therefore, this measurement of contract revenues is affected by the uncertainty of the occurrence of future events.

2)	Total contract costs

Construction revenues are recognized based on the percentage of completion, which is measured on the basis of the gross cost amount incurred to date and estimated total contract costs. Total contract costs are estimated based on estimates of future material costs, labor costs, outsourcing cost and others. There is uncertainty in estimates on future contract costs due to various internal and external factors such as fluctuation of market, the risk of business partner and the experience of project performance and others. The significant assumptions including uncertainty of the estimate of total contract costs are as follows:

Method of significant assumption
Material cost	Assumption based on recent purchasing price and quoted market price
Labor cost	Assumption based on standard monthly and daily labor cost
Outsourcing cost	Assumption based on the past experience rate of similar project and market price

Management reviews the assumptions used in estimated contract costs at each reporting period end and adjusts them, if necessary.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2017

(Unaudited)

27. Selling and Administrative Expenses

Administrative expenses and selling expenses for the three-month and nine-month periods ended September 30, 2017 and 2016 were as follows:

(a)	Administrative expenses

(in millions of Won)	For the three-month periods ended September 30			For the nine-month periods ended September 30
	2017		2016	2017	2016
Wages and salaries	~~W~~	195,497	179,111	580,768	572,342
Expenses related to post-employment benefits		21,208	68,938	60,066	114,893
Other employee benefits		38,525	43,271	117,925	133,068
Travel		9,940	9,020	29,014	29,514
Depreciation		23,277	26,058	70,296	78,064
Amortization		36,899	35,570	109,434	102,771
Communication		3,026	2,315	8,505	7,733
Electricity expenses		1,849	1,825	4,527	5,899
Taxes and public dues		11,508	20,188	55,073	60,674
Rental		13,752	11,748	47,462	62,582
Repairs		3,211	2,003	7,447	7,521
Entertainment		2,736	3,248	8,184	9,962
Advertising		26,498	27,914	84,925	65,629
Research & development		31,618	26,869	81,996	77,658
Service fees		45,903	48,979	141,833	133,053
Vehicles maintenance		2,188	2,617	6,379	7,759
Industry association fee		1,840	4,623	7,831	11,244
Conference		3,906	2,956	10,649	9,698
Increase to provisions		2,409	4,530	8,610	9,433
Bad debt expenses		4,881	31,010	62,785	56,734
Others		11,024	9,006	26,184	28,966

	~~W~~	491,695	561,799	1,529,893	1,585,197

(b)	Selling expenses

(in millions of Won)	For the three-month periods ended September 30			For the nine-month periods ended September 30
	2017		2016	2017	2016
Freight and custody expenses	~~W~~	339,978	310,554	1,005,552	975,808
Operating expenses for distribution center		2,615	2,598	7,728	7,703
Sales commissions		14,116	24,463	42,499	66,813
Sales advertising		931	1,271	2,073	2,271
Sales promotion		3,360	2,539	8,897	7,270
Sample		458	411	1,465	1,828
Sales insurance premium		9,271	7,501	27,070	21,891
Contract cost		5,068	10,652	17,749	21,875
Others		5,492	5,918	12,963	9,229

	~~W~~	381,289	365,907	1,125,996	1,114,688

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2017

(Unaudited)

28. Finance Income and Costs

Details of finance income and costs for the three-month and nine-month periods ended September 30, 2017 and 2016 were as follows:

(in millions of Won)	For the three-month periods ended September 30			For the nine-month periods ended September 30
	2017		2016	2017	2016
Finance income
Interest income	~~W~~	63,056	48,733	141,215	141,396
Dividend income		3,634	5,681	72,899	32,947
Gain on foreign currency transactions		194,812	252,043	591,687	765,488
Gain on foreign currency translations		5,688	191,394	295,153	369,976
Gain on derivatives transactions		46,107	84,713	155,964	261,724
Gain on valuations of derivatives		23,835	(5,026)	89,358	89,543
Gain on disposals of available-for-sale investments		284,232	7,509	381,346	9,910
Others		3,412	626	9,790	3,102

	~~W~~	624,776	585,673	1,737,412	1,674,086

Finance costs
Interest expenses	~~W~~	170,880	169,911	499,299	512,999
Loss on foreign currency transactions		171,730	284,755	564,582	823,046
Loss on foreign currency translations		24,180	123,403	216,749	429,376
Loss on derivatives transactions		74,184	73,541	181,242	264,805
Loss on valuation of derivatives		11,274	46,037	157,494	172,451
Impairment losses on available-for-sale investments		47,025	4,249	106,203	229,923
Others		22,678	11,809	58,268	31,456

	~~W~~	521,951	713,705	1,783,837	2,464,056

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2017

(Unaudited)

29. Other Non-Operating Income and Expenses

Details of other non-operating income and expenses for the three-month and nine-month periods ended September 30, 2017 and 2016were as follows:

(in millions of Won)	For the three-month periods ended September 30			For the nine-month periods ended September 30
	2017		2016	2017	2016
Other non-operating income
Gain on disposals of assets held for sale	~~W~~	1	85	1,180	22,269
Gain on disposals of investment in subsidiaries, associates and joint ventures		584	2,219	55,565	8,592
Gain on disposals of property, plant and equipment		7,635	4,532	26,254	22,467
Gain on disposals of intangible assets		25	—	22,015	571
Reversal of other bad debt expenses		193	6,554	268	12,653
Gain on insurance proceeds		2,549	3,888	4,155	18,087
Others		11,723	13,999	37,368	72,156

	~~W~~	22,710	31,277	146,805	156,795

Other non-operating expenses
Impairment losses on assets held for sale	~~W~~	—	18,434	—	24,759
Loss on disposals of investment in subsidiaries, associates and joint ventures		649	—	20,967	1,505
Loss on disposals of property, plant and equipment		37,279	17,111	115,498	61,073
Impairment losses on property, plant and equipment		2	66,736	7,426	74,026
Impairment losses on goodwill and intangible assets		4,533	12,135	24,898	14,660
Increase to provisions		(328)	388	1,140	20,033
Other bad debt expenses		110	27,406	33,145	35,947
Donations		8,645	5,625	26,102	23,797
Idle tangible assets expenses		2,260	1,444	8,187	3,867
Others		20,984	53,784	64,444	93,664

	~~W~~	74,134	203,063	301,807	353,331

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2017

(Unaudited)

30. Expenses by Nature

Expenses that are recorded by nature as cost of sales, selling and administrative expenses and other non-operating expenses in the statements of comprehensive income for the three-month and nine-month periods ended September 30, 2017 and 2016 were as follows (excluding finance costs and income tax expense):

(in millions of Won)	For the three-month periods ended September 30			For the nine-month periods ended September 30
	2017		2016	2017	2016
Raw meterial used, changes in inventoreis and others	~~W~~	9,361,477	6,744,733	26,618,985	20,551,158
Employee benefits expenses		835,739	701,686	2,488,316	2,520,456
Outsourced processing cost		1,787,982	1,870,194	5,113,398	5,481,382
Electricity expenses		230,491	237,353	698,811	764,418
Depreciation(*1)		728,119	726,376	2,168,576	2,142,737
Amortization		91,409	92,170	293,555	276,615
Freight and custody expenses		339,978	310,554	1,005,552	975,808
Sales commissions		14,116	24,463	42,499	66,813
Loss on disposals of property, plant and equipment		37,279	17,111	115,498	61,073
Impairment losses on property, plant and equipment		2	66,736	7,426	74,026
Impairment losses on goodwill and intangible assets		4,533	12,135	24,898	14,660
Increase to provisions		36,775	55,043	112,609	152,143
Donations		8,645	5,625	26,102	23,797
Others		508,015	1,052,148	3,173,518	2,941,812

	~~W~~	13,984,560	11,916,327	41,889,743	36,046,898

(*1)	Includes depreciation expense of investment property.

31. Income Taxes

The effective tax rates of the Company for the nine-month periods ended September 30, 2017 and 2016 were 27.52% and 29.95%, respectively. The effective tax ratesfor the nine-month period ended September 30, 2017and 2016were higher than the statutory tax rate of 24.2% for the controlling company mainly due to the effect of deductible temporary difference in the Company’s investments in subsidiaries and associates, for which no deferred tax assets are recognized.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2017

(Unaudited)

32. Earnings per Share

Basic and diluted earnings per share for the three-month and nine-month periods ended September 30, 2017 and 2016 were as follows:

(in Won except per share information)	For the three-month periods ended September 30			For the nine-month periods ended September 30
	2017		2016	2017	2016
Profit attributable to controlling interest	~~W~~	869,421,921,571	545,688,730,131	2,233,158,949,608	1,197,013,746,434
Interests of hybrid bonds		(8,330,108,492)	(8,330,108,492)	(24,628,146,846)	(24,804,509,930)

		861,091,813,079	537,358,621,639	2,208,530,802,762	1,172,209,236,504
Weighted-average number of common shares outstanding (*1)		79,998,798	79,996,318	79,998,325	79,996,052

Basic and diluted earnings per share	~~W~~	10,764	6,717	27,607	14,653

(*1)	The weighted-average number of common shares used to calculate basic and diluted earnings per share are as follows:

	For the three-month periods ended September 30			For the nine-month periods ended September 30
(Share)	2017		2016	2017	2016
Total number of common shares issued	~~W~~	87,186,835	87,186,835	87,186,835	87,186,835
Weighted-average number of treasury shares		(7,188,037)	(7,190,517)	(7,188,510)	(7,190,783)

Weighted-average number of common shares outstanding	~~W~~	79,998,798	79,996,318	79,998,325	79,996,052

Since there were no potential shares of common stock which had dilutive effects as of September 30, 2017 and 2016, diluted earnings per share is equal to basic earnings per share.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2017

(Unaudited)

33. Related Party Transactions

(a)	Significant transactions between the controlling company and related companies for the nine-month periods ended September 30, 2017 and 2016 were as follows:

1)	For the nine-month period ended September 30, 2017

(in millions of Won)	Sales and others(*1)			Purchase and others(*2)
	Sales		Others	Purchase of material	Purchase of fixed assets	Outsourced processing cost	Others
Subsidiaries(*3)
POSCO ENGINEERING & CONSTRUCTION CO., LTD.	~~W~~	2,551	55	—	117,040	2	9,835
POSCO Processing&Service		298,781	1	113,628	4,595	8,309	404
POSCO COATED & COLOR STEEL Co., Ltd.		305,823	3,533	—	—	7,166	47
POSCO ICT(*4)		1,122	5,087	—	225,629	21,203	129,147
eNtoB Corporation		1	30	233,816	4,265	32	19,292
POSCO CHEMTECH		266,494	27,736	362,422	15,721	214,862	6,646
POSCO ENERGY CO., LTD.		133,124	1,068	—	—	—	—
POSCO DAEWOO Corporation		3,868,409	35,155	375,159	221	29,974	1,355
POSCO Thainox Public Company Limited		160,079	9,780	8,068	—	—	—
POSCO America Corporation		296,609	—	90	—	—	1,283
POSCO Canada Ltd.		218	666	206,071	—	—	—
POSCO Asia Co., Ltd.		1,517,004	887	311,610	194	1,257	3,053
Qingdao Pohang Stainless Steel Co., Ltd.		119,797	—	—	—	—	160
POSCO JAPAN Co., Ltd.		1,105,655	2	20,104	311	—	2,397
POSCO MEXICO S.A. DE C.V.		231,152	—	—	—	—	665
POSCO Maharashtra Steel Private Limited		349,800	—	—	—	—	51
POSCO(Suzhou) Automotive Processing Center Co., Ltd.		147,370	—	—	—	—	—
Others		835,030	7,681	208,938	21,508	174,123	84,427

		9,639,019	91,681	1,839,906	389,484	456,928	258,762

Associates and joint ventures(*3)
POSCO PLANTEC Co., Ltd.		1,097	71	4,366	255,140	14,905	17,591
SNNC		3,833	426	390,983	—	—	1
POSCO-SAMSUNG-Slovakia Processing Center		40,994	—	—	—	—	—
Roy Hill Holdings Pty Ltd.		—	—	547,506	—	—	—
CSP - Compania Siderurgica do Pecem		—	—	159,501	—	—	—
Others		10,737	52,519	59,652	—	—	3

		56,661	53,016	1,162,008	255,140	14,905	17,595

	~~W~~	9,695,680	144,697	3,001,914	644,624	471,833	276,357

(*1)	Sales and others mainly consist of sales of steel products to subsidiaries, associates and joint ventures.
(*2)	Purchases and othersmainly consist of subsidiaries’ purchases of construction services and purchases of raw materials to manufacture steel products.
(*3)	As of September 30, 2017, the Company provided guarantees to related parties (Note 34).
(*4)	Others (purchase) mainly consist of service fees related to maintenance and repair of ERP System.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2017

(Unaudited)

2)	For the nine-month period ended September 30, 2016

(in millions of Won)	Sales and others			Purchase and others
	Sales		Others	Purchase of material	Purchase of fixed assets	Outsourced processing cost	Others
Subsidiaries
POSCO ENGINEERING & CONSTRUCTION CO., LTD.	~~W~~	28,110	16,642	8	180,712	—	18,236
POSCO Processing&Service		814,370	5,777	375,111	—	10,503	1,333
POSCO COATED & COLOR STEEL Co., Ltd.		232,828	2,560	—	—	9,390	121
POSCO ICT		987	523	—	132,485	24,974	124,867
eNtoB Corporation		—	5	186,764	4,924	80	13,231
POSCO CHEMTECH		238,837	23,813	374,993	10,269	216,581	4,503
POSCO ENERGY CO., LTD.		138,359	1,023	—	—	—	22
POSCO TMC Co., Ltd.		204,163	—	2	—	1,024	733
POSCO AST		152,108	1	—	—	19,695	922
POSCO DAEWOO Corporation		2,368,416	34,341	62,308	—	—	132
POSCO Thainox Public Company Limited		175,429	2,915	6,891	—	—	176
POSCO America Corporation		404,184	—	—	—	—	641
POSCO Canada Ltd.		—	—	83,005	—	—	—
POSCO Asia Co., Ltd.		1,304,048	221	307,166	102	735	1,657
Qingdao Pohang Stainless Steel Co., Ltd.		97,707	—	—	—	—	513
POSCO JAPAN Co., Ltd.		806,338	—	16,672	2,406	322	2,017
POSCO MEXICO S.A. DE C.V.		172,017	—	—	—	—	—
POSCO Maharashtra Steel Private Limited		268,152	106	—	—	—	57
POSCO(Suzhou) Automotive Processing Center Co., Ltd.		102,823	—	—	—	—	—
Others		720,889	10,201	156,233	41,955	159,168	82,790

		8,229,765	98,128	1,569,153	372,853	442,472	251,951

Associates and joint ventures
SeAH Changwon Integrated Special Steel		28	—	1,095	—	627	—
POSCO PLANTEC Co., Ltd.		2,193	31	2,533	143,946	12,248	6,825
SNNC		4,661	863	334,208	—	—	—
POSCO-SAMSUNG-Slovakia Processing Center		31,456	—	—	—	—	—
KOBRASCO		—	29,297	—	—	—	—
Others		21,996	12,923	57,106	—	—	—

		60,334	43,114	394,942	143,946	12,875	6,825

	~~W~~	8,290,099	141,242	1,964,095	516,799	455,347	258,776

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2017

(Unaudited)

(b)	Significant transactions between the controlling company and related companies for the three-month periods ended September 30, 2017 and 2016 were as follows:

1)	For the three-month period ended September 30, 2017

(in millions of Won)	Sales and others			Purchase and others
	Sales		Others	Purchase of material	Purchase of fixed assets	Outsourced processing cost	Others
Subsidiaries
POSCO ENGINEERING & CONSTRUCTION CO., LTD.	~~W~~	773	11	—	36,265	2	5,307
POSCO COATED & COLOR STEEL Co., Ltd.		100,020	—	—	—	2,001	25
POSCO ICT		331	10	—	79,713	7,309	42,734
eNtoB Corporation		—	—	78,695	2,763	15	6,154
POSCO CHEMTECH		93,332	6,672	130,813	—	73,666	387
POSCO ENERGY CO., LTD.		49,814	370	—	—	—	—
POSCO DAEWOO Corporation		1,410,115	—	163,305	—	13,219	106
POSCO Thainox Public Company Limited		51,024	—	1,938	—	—	—
POSCO America Corporation		93,596	—	—	—	—	1,208
POSCO Canada Ltd.		—	317	63,505	—	—	—
POSCO Asia Co., Ltd.		516,351	277	79,460	—	493	1,478
Qingdao Pohang Stainless Steel Co., Ltd.		38,112	—	—	—	—	132
POSCO JAPAN Co., Ltd.		351,593	2	6,623	311	—	1,658
POSCO MEXICO S.A. DE C.V.		54,215	—	—	—	—	665
POSCO Maharashtra Steel Private Limited		129,911	—	—	—	—	19
POSCO(Suzhou) Automotive Processing Center Co., Ltd.		46,754	—	—	—	—	—
Others		271,107	642	71,362	4,778	58,933	34,823

		3,207,048	8,301	595,701	123,830	155,638	94,696

Associates and joint ventures
POSCO PLANTEC Co., Ltd.		644	25	624	52,235	4,572	1,626
SNNC		1,176	142	146,867	—	—	—
POSCO-SAMSUNG-Slovakia Processing Center		17,535	—	—	—	—	—
Roy Hill Holdings Pty Ltd.		—	—	184,772	—	—	—
CSP - Compania Siderurgica do Pecem		—	—	9,404	—	—	—
Others		3,866	12,673	15,026	—	—	2

		23,221	12,840	356,693	52,235	4,572	1,628

	~~W~~	3,230,269	21,141	952,394	176,065	160,210	96,324

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2017

(Unaudited)

2)	For the three-month period ended September 30, 2016

(in millions of Won)	Sales and others			Purchase and others
	Sales		Others	Purchase of material	Purchase of fixed assets	Outsourced processing cost	Others
Subsidiaries
POSCO ENGINEERING & CONSTRUCTION CO., LTD.	~~W~~	750	13	8	27,381	—	2,190
POSCO Processing&Service		335,743	—	123,031	—	10,503	461
POSCO COATED & COLOR STEEL Co., Ltd.		79,499	—	—	—	2,899	65
POSCO ICT		301	231	—	51,045	7,191	43,332
eNtoB Corporation		—	5	64,335	760	24	4,308
POSCO CHEMTECH		79,401	5,801	128,287	3,666	75,368	1,169
POSCO ENERGY CO., LTD.		45,256	371	—	—	—	22
POSCO TMC Co., Ltd.		57,402	—	1	—	—	56
POSCO DAEWOO Corporation		807,385	—	25,136	—	—	—
POSCO Thainox Public Company Limited		60,482	58	2,654	—	—	153
POSCO America Corporation		118,816	—	—	—	—	641
POSCO Canada Ltd.		—	—	19,524	—	—	—
POSCO Asia Co., Ltd.		403,657	98	142,877	53	444	935
Qingdao Pohang Stainless Steel Co., Ltd.		36,783	—	—	—	—	94
POSCO JAPAN Co., Ltd.		291,532	—	4,461	2,038	268	1,023
POSCO MEXICO S.A. DE C.V.		60,836	—	—	—	—	—
POSCO Maharashtra Steel Private Limited		75,568	106	—	—	—	—
POSCO(Suzhou) Automotive Processing Center Co., Ltd.		38,436	—	—	—	—	—
Others		302,261	383	48,557	10,770	54,331	31,954

		2,794,108	7,066	558,871	95,713	151,028	86,403

Associates and joint ventures
SeAH Changwon Integrated Special Steel		8	—	208	—	110	—
POSCO PLANTEC Co., Ltd.		339	6	721	51,943	4,078	1,956
SNNC		2,261	166	128,309	—	—	—
POSCO-SAMSUNG-Slovakia Processing Center		14,887	—	—	—	—	—
Others		3,769	8,313	28,808	—	—	—

		21,264	8,485	158,046	51,943	4,188	1,956

	~~W~~	2,815,372	15,551	716,917	147,656	155,216	88,359

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2017

(Unaudited)

(c)	The related account balances of significant transactions between the controlling company and related companies as of September 30, 2017 and December 31, 2016 are as follows:

1)	September 30, 2017

(in millions of Won)	Receivables				Payables
	Trade accounts and notes receivable		Others	Total	Trade accounts and notes payable	Accounts payable	Others	Total
Subsidiaries
POSCO ENGINEERING & CONSTRUCTION CO., LTD.	~~W~~	2	2,179	2,181	—	14,340	199	14,539
POSCO COATED & COLOR STEEL Co., Ltd.		55,272	243	55,515	—	5	1,003	1,008
POSCO ICT		—	160	160	816	57,672	6,666	65,154
eNtoB Corporation		—	—	—	9,798	23,357	15	33,170
POSCO CHEMTECH		62,995	3,394	66,389	64,161	8,049	17,155	89,365
POSCO ENERGY CO., LTD.		35,734	1,277	37,011	—	—	1,425	1,425
POSCO DAEWOO Corporation		520,655	—	520,655	5,463	1,983	5,664	13,110
POSCO Thainox Public Company Limited		51,003	—	51,003	—	—	—	—
POSCO America Corporation		10,826	—	10,826	—	—	—	—
POSCO Asia Co., Ltd.		455,115	1,266	456,381	8,450	—	—	8,450
Qingdao Pohang Stainless Steel Co., Ltd.		26,556	—	26,556	—	54	—	54
POSCO MEXICO S.A. DE C.V.		78,290	1,005	79,295	—	—	—	—
POSCO Maharashtra Steel Private Limited		395,229	6,628	401,857	—	—	—	—
Others		365,501	64,129	429,630	52,930	21,925	13,878	88,733

		2,057,178	80,281	2,137,459	141,618	127,385	46,005	315,008

Associates and joint ventures
POSCO PLANTEC Co., Ltd.		674	2	676	1,669	20,080	—	21,749
SNNC		231	50	281	29,382	—	—	29,382
Others		721	23,005	23,726	25,230	—	—	25,230

		1,626	23,057	24,683	56,281	20,080	—	76,361

	~~W~~	2,058,804	103,338	2,162,142	197,899	147,465	46,005	391,369

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2017

(Unaudited)

2)	December 31, 2016

(in millions of Won)	Receivables				Payables
	Trade accounts and notes receivable		Others	Total	Trade accounts and notes payable	Accounts payable	Others	Total
Subsidiaries
POSCO ENGINEERING & CONSTRUCTION CO., LTD.	~~W~~	3	3,359	3,362	—	9,825	515	10,340
POSCO Processing&Service		207,744	178	207,922	1,085	5,367	5,184	11,636
POSCO COATED & COLOR STEEL Co., Ltd.		48,716	324	49,040	—	5	1,600	1,605
POSCO ICT		—	128	128	1,062	89,382	6,074	96,518
eNtoB Corporation		—	—	—	9,948	29,310	15	39,273
POSCO CHEMTECH		27,253	3,868	31,121	54,702	11,870	19,282	85,854
POSCO ENERGY CO., LTD.		18,701	2,012	20,713	—	—	1,425	1,425
POSCO DAEWOO Corporation		182,700	11,184	193,884	460	183	49	692
POSCO Thainox Public Company Limited		62,034	8	62,042	—	224	—	224
POSCO America Corporation		10,008	—	10,008	—	—	—	—
POSCO Asia Co., Ltd.		375,823	458	376,281	25,101	—	—	25,101
Qingdao Pohang Stainless Steel Co., Ltd.		25,386	—	25,386	—	5	—	5
POSCO MEXICO S.A. DE C.V.		114,166	1,024	115,190	—	—	—	—
POSCO Maharashtra Steel Private Limited		208,737	9,923	218,660	—	—	—	—
Others		333,031	64,526	397,557	17,374	46,455	26,974	90,803

		1,614,302	96,992	1,711,294	109,732	192,626	61,118	363,476

Associates and jointventures
POSCO PLANTEC Co., Ltd.		30	9	39	2,125	39,647	—	41,772
SNNC		223	26	249	40,201	—	—	40,201
Others		800	1	801	991	17,685	—	18,676

		1,053	36	1,089	43,317	57,332	—	100,649

	~~W~~	1,615,355	97,028	1,712,383	153,049	249,958	61,118	464,125

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2017

(Unaudited)

(d)	Significant transactions between the Company, excluding the controlling company, and related companies for the nine-month periods ended September 30, 2017 and 2016 were as follows:

1)	For the nine-month period ended September 30, 2017

(in millions of Won)	Sales and others			Purchase and others
	Sales		Others	Purchase of material	Others
Associates and joint ventures
POSCO PLANTEC Co., Ltd.	~~W~~	16,077	—	81	5,453
New Songdo International City Development, LLC		194,286	—	—	30
SNNC		21,727	—	684	14,266
Chun-cheon Energy Co., Ltd.		60,126	5	—	—
Noeul Green Energy Co., Ltd.		8,860	—	—	1,958
VSC POSCO Steel Corporation		15,624	—	141	—
USS-POSCO Industries		26,899	107	1,701	—
CSP - Compania Siderurgica do Pecem		109,586	—	37,845	—
Zhongyue POSCO (Qinhuangdao) Tinplate Industrial Co., Ltd		27,418	—	39,600	—
LLP POSUK Titanium		—	—	3,972	—
BX STEEL POSCO Cold Rolled Sheet Co., Ltd.		2	—	14,011	—
POS-SEAHSTEELWIRE (TIANJIN) CO., Ltd		16,191	—	—	—
PT. Batutua Tembaga Raya		—	—	13,796	—
POSCO SeAH Steel Wire (Nantong) Co., Ltd.		25,697	—	98	—
Zhangjiagang Pohang Refractories Co., Ltd.		—	—	87	1,632
Sebang Steel		441	—	18,033	—
SHANGHAI WAIGAOQIAO FREE TRADE ZONE LANSHENG DAEWOO IN’L TRADING CO., LTD.		43,764	—	—	—
DMSA/AMSA		—	—	37,772	—
South-East Asia Gas Pipeline Company Ltd.		—	40,708	—	—
Others		208,031	23,185	14,920	13,370

	~~W~~	774,729	64,005	182,741	36,709

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2017

(Unaudited)

2)	For the nine-month period ended September 30, 2016

(in millions of Won)	Sales and others			Purchase and others
	Sales		Others	Purchase of material	Others
Associates and joint ventures
SeAH Changwon Integrated Special Steel	~~W~~	17,435	—	22,035	—
POSCO PLANTEC Co., Ltd.		14,850	5	1,606	1,608
New Songdo International City Development, LLC		179,475	—	—	14
SNNC		16,188	—	20,068	8,765
Posco e&c Songdo International Building		4,245	—	—	16,219
Chun-cheon Energy Co., Ltd.		240,765	—	—	—
VSC POSCO Steel Corporation		33,405	48	513	—
USS-POSCO Industries		286,879	—	947	—
CSP - Compania Siderurgica do Pecem		131,644	—	—	—
Zhongyue POSCO (Qinhuangdao) Tinplate Industrial Co., Ltd		48,690	—	46,067	—
BX STEEL POSCO Cold Rolled Sheet Co., Ltd.		—	—	20,122	—
POS-SEAHSTEELWIRE(TIANJIN) CO., Ltd		10,171	—	—	—
POSCO SeAH Steel Wire(Nantong) Co., Ltd.		22,024	—	31	—
Zhangjiagang Pohang Refractories Co., Ltd.		250	14	215	1,686
Sebang Steel		—	—	19,684	—
SHANGHAI WAIGAOQIAO FREE TRADE ZONE LANSHENG DAEWOO IN’L TRADING CO., LTD.		82,785	—	3,535	—
DMSA/AMSA		—	—	55,665	—
South-East Asia Gas Pipeline Company Ltd.		—	66,086	—	—
Others		190,424	3,906	25,984	427

	~~W~~	1,279,230	70,059	216,472	28,719

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2017

(Unaudited)

(e)	Significant transactions between the Company, excluding the controlling company, and related companies for the three-month periods ended September 30, 2017 and 2016 were as follows:

1)	For the three-month period ended September 30, 2017

(in millions of Won)	Sales and others			Purchase and others
	Sales		Others	Purchase of material	Others
Associates and joint ventures
POSCO PLANTEC Co., Ltd.	~~W~~	4,318	—	62	2,577
New Songdo International City Development, LLC		64,446	—	—	—
SNNC		6,375	—	684	11,663
Chun-cheon Energy Co., Ltd.		6,630	—	—	—
Noeul Green Energy Co., Ltd.		2,777	—	—	839
VSC POSCO Steel Corporation		2,447	—	46	—
USS-POSCO Industries		19,469	53	612	—
CSP - Compania Siderurgica do Pecem		40,296	—	37,845	—
Zhongyue POSCO (Qinhuangdao) Tinplate Industrial Co., Ltd		2,318	—	11,556	—
BX STEEL POSCO Cold Rolled Sheet Co., Ltd.		—	—	4,521	—
POS-SEAHSTEELWIRE(TIANJIN) CO., Ltd		4,023	—	—	—
PT. Batutua Tembaga Raya		—	—	5,146	—
POSCO SeAH Steel Wire(Nantong) Co., Ltd.		7,811	—	24	—
Zhangjiagang Pohang Refractories Co., Ltd.		—	—	1	203
Sebang Steel		—	—	4,804	—
DMSA/AMSA		—	—	15,753	—
South-East Asia Gas Pipeline Company Ltd.		—	6,167	—	—
Others		75,633	1,349	5,199	9,181

	~~W~~	236,543	7,569	86,253	24,463

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2017

(Unaudited)

2)	For the three-month period ended September 30, 2016

(in millions of Won)	Sales and others			Purchase and others
	Sales		Others	Purchase of material	Others
Associates and joint ventures
SeAH Changwon Integrated Special Steel	~~W~~	3,509	—	1,403	—
POSCO PLANTEC Co., Ltd.		8,506	5	—	—
New Songdo International City Development, LLC		51,142	—	—	6
SNNC		7,012	—	1,700	3,682
Posco e&c Songdo International Building		1,423	—	—	3,372
Chun-cheon Energy Co., Ltd.		44,586	—	—	—
VSC POSCO Steel Corporation		10,380	—	—	—
USS-POSCO Industries		119,903	—	453	—
CSP - Compania Siderurgica do Pecem		123,743	—	—	—
Zhongyue POSCO (Qinhuangdao) Tinplate Industrial Co., Ltd		16,914	—	11,067	—
BX STEEL POSCO Cold Rolled Sheet Co., Ltd.		—	—	2,479	—
POS-SEAHSTEELWIRE(TIANJIN) CO., Ltd		4,015	—	—	—
POSCO SeAH Steel Wire(Nantong) Co., Ltd.		8,282	—	11	—
Zhangjiagang Pohang Refractories Co., Ltd.		125	—	—	491
Sebang Steel		—	—	6,590	—
SHANGHAI WAIGAOQIAO FREE TRADE ZONE LANSHENG DAEWOO IN’L TRADING CO., LTD.		29,774	—	—	—
DMSA/AMSA		—	—	12,813	—
South-East Asia Gas Pipeline Company Ltd.		—	7,018	—	—
Others		72,724	1,032	12,919	5

	~~W~~	502,038	8,055	49,435	7,556

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2017

(Unaudited)

(f)	The related account balances of significant transactions between the Company, excluding the controlling company, and related companies as of September 30, 2017 and December 31, 2016 are as follows:

1)	September 30, 2017

(in millions of Won)	Receivables					Payables
	Trade accounts and notes receivable		Loans	Others	Total	Trade accounts and notes payable	Others	Total
Associates and joint ventures
POSCO PLANTEC Co., Ltd.	~~W~~	3,646	—	—	3,646	2,337	5,751	8,088
New Songdo International City Development, LLC		454,293	357,488	5,725	817,506	—	7	7
Chun-cheon Energy Co., Ltd.		7,049	—	—	7,049	—	290	290
VSC POSCO Steel Corporation		1,736	—	—	1,736	36	—	36
USS-POSCO Industries		19,710	—	54	19,764	241	—	241
Nickel Mining Company SAS		—	63,009	122	63,131	—	—	—
AN KHANH NEW CITY DEVELOPMENT J.V CO., LTD.		60,065	57,335	1,612	119,012	—	553	553
CSP - Compania Siderurgica do Pecem		318,838	—	—	318,838	9,283	19,326	28,609
Zhongyue POSCO (Qinhuangdao) Tinplate Industrial Co., Ltd		—	5,734	5	5,739	1,679	—	1,679
PT. Batutua Tembaga Raya		26	36,123	—	36,149	—	—	—
POSCO SeAH Steel Wire(Nantong) Co., Ltd.		7,703	6,880	39	14,622	63	—	63
SHANGHAI WAIGAOQIAO FREE TRADE ZONE LANSHENG DAEWOO IN’L TRADING CO., LTD.		2,732	—	—	2,732	—	563	563
DMSA/AMSA		—	78,358	4,970	83,328	2,746	—	2,746
South-East Asia Gas Pipeline Company Ltd.		—	269,636	6,210	275,846	—	—	—
Others		133,777	148,715	8,921	291,413	1,585	498	2,083

	~~W~~	1,009,575	1,023,278	27,658	2,060,511	17,970	26,988	44,958

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2017

(Unaudited)

2)	December 31, 2016

(in millions of Won)	Receivables					Payables
	Trade accounts and notes receivable		Loans	Others	Total	Trade accounts and notes receivable	Others	Total
Associates and joint ventures
POSCO PLANTEC Co., Ltd.	~~W~~	4,709	—	6	4,715	2,718	8,521	11,239
New Songdo International City Development, LLC		255,822	—	5,725	261,547	—	—	—
Chun-cheon Energy Co., Ltd.		12,142	—	—	12,142	—	3,171	3,171
VSC POSCO Steel Corporation		5,265	—	—	5,265	—	—	—
USS-POSCO Industries		583	—	—	583	75	—	75
Nickel Mining Company SAS		133	60,425	116	60,674	—	—	—
AN KHANH NEW CITY DEVELOPMENT J.V CO., LTD.		62,814	60,425	1,643	124,882	—	875	875
CSP - Compania Siderurgica do Pecem		224,760	—	149,700	374,460	—	109,272	109,272
Zhongyue POSCO (Qinhuangdao) Tinplate Industrial Co., Ltd		3,279	6,647	6	9,932	1,365	—	1,365
PT. Batutua Tembaga Raya		—	38,120	—	38,120	2,293	—	2,293
POSCO SeAH Steel Wire(Nantong) Co., Ltd.		9,292	8,460	43	17,795	40	—	40
SHANGHAI WAIGAOQIAO FREE TRADE ZONE LANSHENG DAEWOO IN’L TRADING CO., LTD.		100,367	—	—	100,367	—	—	—
DMSA/AMSA		—	90,638	—	90,638	—	—	—
South-East Asia Gas Pipeline Company Ltd.		—	276,605	48	276,653	—	—	—
Others		184,402	142,812	6,593	333,807	4,615	750	5,365

	~~W~~	863,568	684,132	163,880	1,711,580	11,106	122,589	133,695

POSCOand Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2017

(Unaudited)

(g)	Significant financial transactions between the Company, excluding the controlling company, and related companies for the nine-month period ended September 30, 2017 and the year ended December 31, 2016 were as follows:

1)	September 30, 2017

(in millions of Won)	Beginning		Lend	Collect	Others(*4)	Ending
Associates and joint ventures
METAPOLIS Co., Ltd.(*1)	~~W~~	13,270	—	—	(13,270)	—
New Songdo International City Development, LLC		—	357,488	—	—	357,488
GALE International Korea		—	4,300	—	—	4,300
DMSA/AMSA(*2)		90,638	1,500	—	(13,780)	78,358
South-East Asia Gas Pipeline Company Ltd.		276,605	28,967	(22,793)	(13,143)	269,636
PT. Batutua Tembaga Raya		38,120	—	—	(1,997)	36,123
PT. Tanggamus Electric Power		3,606	—	—	(184)	3,422
PT. Wampu Electric Power		5,761	—	—	(295)	5,466
PT. POSMI Steel Indonesia		4,834	—	—	(247)	4,587
Nickel Mining Company SAS		60,425	—	—	2,584	63,009
AN KHANH NEW CITY DEVELOPMENT J.V CO., LTD.		60,425	—	—	(3,090)	57,335
Zhongyue POSCO (Qinhuangdao) Tinplate Industrial Co., Ltd		6,647	—	(577)	(336)	5,734
KRAKATAU POS-CHEM DONG-SUH CHEMICAL		7,251	—	—	(371)	6,880
Hamparan Mulya		3,626	—	—	(186)	3,440
POS-SEAHSTEELWIRE (TIANJIN) Co., Ltd.		5,438	—	(5,438)	—	—
POSCO SeAH Steel Wire (Nantong) Co., Ltd.		8,460	—	(1,142)	(438)	6,880
POS-SeAH Steel Wire (Thailand) Co., Ltd.		7,251	—	—	(371)	6,880
AMCI (WA) PTY LTD		91,775	2,872	—	3,039	97,686
POS-AUSTEM YANTAI AUTOMOTIVE CO., LTD.(*3)		—	—	—	5,734	5,734
POS-AUSTEM WUHAN AUTOMOTIVE CO., LTD.(*3)		—	—	—	9,173	9,173
SAMHWAN VINA(*3)		—	—	—	1,147	1,147

	~~W~~	684,132	395,127	(29,950)	(26,031)	1,023,278

(*1)	Excluded from associates due to the loss of significant influence during the nine-month period ended September 30, 2017.
(*2)	During the nine-month period ended September 30, 2017, loans amounting to ~~W~~8,615 million have been converted to shares of DMSA/AMSA, and its amount is included in others.
(*3)	During the nine-month period ended September 30, 2017, it was newly classified to joint venture.
(*4)	Includes adjustments of foreign currency translation differences and others.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2017

(Unaudited)

2)	December 31, 2016

(in millions of Won)	Beginning		Lend	Collect	Others(*3)	Ending
Associates and jointventures
METAPOLIS Co.,Ltd.	~~W~~	26,000	—	(12,730)	—	13,270
Posco e&c Songdo International Building(*1)		—	298,865	—	(298,865)	—
DMSA/AMSA(*2)		99,854	11,774	—	(20,990)	90,638
South-East Asia Gas Pipeline Company Ltd.		283,954	27,087	(43,080)	8,644	276,605
PT. Batutua Tembaga Raya		36,830	—	—	1,290	38,120
PT. Tanggamus Electric Power		2,359	1,174	—	73	3,606
PT. Wampu Electric Power		4,454	1,169	—	138	5,761
PT. POSMI Steel Indonesia		4,688	—	—	146	4,834
Nickel Mining Company SAS		17,580	40,594	—	2,251	60,425
POSK(Pinghu) Steel Processing Center Co., Ltd.		5,743	5,683	(11,366)	(60)	—
AN KHANH NEW CITY DEVELOPMENT J.V CO., LTD.		58,600	—	—	1,825	60,425
Zhongyue POSCO (Qinhuangdao) Tinplate Industrial Co., Ltd		10,782	—	(4,471)	336	6,647
KRAKATAU POS-CHEM DONG-SUH CHEMICAL		—	6,959	—	292	7,251
Hamparan Mulya		3,516	—	—	110	3,626
POS-SEAHSTEELWIRE (TIANJIN) Co.,Ltd.		5,274	—	—	164	5,438
POSCO SeAH Steel Wire (Nantong) Co., Ltd.		11,720	—	(3,480)	220	8,460
POS-SeAH Steel Wire (Thailand) Co., Ltd.		—	6,959	—	292	7,251
AMCI (WA) PTY LTD		85,168	4,665	—	1,942	91,775

	~~W~~	656,522	404,929	(75,127)	(302,192)	684,132

(*1)	During the year ended December 31, 2016, it was classified as a subsidiary from an associate.
(*2)	During the year ended December 31, 2016, loans amounting to ~~W~~24,624 million have been converted to shares of DMSA/AMSA, and its amount is included in others.
(*3)	Includes adjustments of foreign currency translation differences and others.
(h)	For the nine-month periods ended September 30, 2017 and 2016, details of compensation to key management officers were as follows:

(in millions of Won)	September 30, 2017		September 30, 2016
Short-term benefits	~~W~~	88,640	69,895
Long-term benefits		7,504	13,714
Retirement benefits		16,681	13,371

	~~W~~	112,825	96,980

Key management officers include directors (including non-standing directors), executive officials and fellow officials who have significant influences and responsibilities in the Company’s business and operations.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2017

(Unaudited)

34. Commitments and Contingencies

(a)	Details of guarantees

Contingent liabilities on outstanding guarantees provided by the Company as of September 30, 2017 are as follows:

(in millions of Won)			Guarantee limit			Guarantee amount
Guarantor	Guarantee beneficiary	Financial institution	Foreign currency		Won equivalent	Foreign currency		Won equivalent
[The Company]
POSCO	POSCO Asia Co., Ltd.	National Australia Bank and others	USD	100,000,000	114,670	USD	100,000,000	114,670
	POSCO ASSAN TST STEEL INDUSTRY	SMBC and others	USD	146,527,500	168,023	USD	131,874,750	151,221
	POSCO COATED STEEL (THAILAND) CO., LTD.	The Great & CO Co.,Ltd.(SPC)	THB	5,501,000,000	188,904	THB	5,501,000,000	188,904
	POSCO Maharashtra Steel Private Limited	Export-Import Bank of Korea and others	USD	649,853,000	745,186	USD	366,225,400	419,951
	POSCO MEXICO S.A. DE C.V.	BOA and others	USD	160,000,000	183,472	USD	160,000,000	183,472
	POSCO SS-VINA CO., LTD.	Export-Import Bank of Korea and others	USD	354,351,050	406,334	USD	329,506,159	377,845
	POSCO VST CO., LTD.	ANZ and others	USD	65,000,000	74,536	USD	8,125,000	9,317
	POSCO-VIETNAM Co., Ltd.	Export-Import Bank of Korea	USD	196,000,000	224,753	USD	196,000,000	224,753
	PT. KRAKATAU POSCO	Export-Import Bank of Korea and others	USD	1,350,300,000	1,548,389	USD	1,199,179,131	1,375,099
	Zhangjiagang Pohang Stainless Steel Co., Ltd.	BTMU and others	CNY	760,500,000	131,072	CNY	760,500,000	131,072
POSCO DAEWOO Corporation	Daewoo Global Development. Pte., Ltd.	Export-Import Bank of Korea	USD	22,140,000	25,388	USD	19,188,000	22,003
	Daewoo Power PNG Ltd.	Export-Import Bank of Korea	USD	54,400,000	62,380	USD	54,400,000	62,380
	Daewoo Textile LLC	Export-Import Bank of Korea	USD	6,000,000	6,880	USD	6,000,000	6,880
	POSCO ASSAN TST STEEL INDUSTRY	ING and others	USD	14,652,750	16,802	USD	14,652,750	16,802
	POSCO DAEWOO INDIA PVT., LTD.	Shinhan Bank and others	USD	162,400,000	186,224	USD	78,367,464	89,864
		SC Bank and others	INR	7,350,000,000	128,699	INR	5,494,063,977	96,201
	PT. Bio Inti Agrindo	Export-Import Bank of Korea	USD	120,750,000	138,464	USD	120,750,000	138,464
POSCO ENGINEERING & CONSTRUCTION CO., LTD.	HONG KONG POSCO E&C (CHINA) INVESTMENT Co., Ltd.	Woori Bank and others	USD	138,000,000	158,245	USD	138,000,000	158,245
	POSCO E&C Vietnam Co., Ltd.	Export-Import Bank of Korea	USD	30,000,000	34,401	USD	30,000,000	34,401
	POSCO ENGINEERING & CONSTRUCTION DO BRAZIL LTDA.	HSBC	USD	100,000,000	114,670	USD	100,000,000	114,670

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2017

(Unaudited)

(in millions of Won)			Guarantee limit			Guarantee amount
Guarantor	Guarantee beneficiary	Financial institution	Foreign currency		Won equivalent	Foreign currency		Won equivalent
	POSCO ENGINEERING (THAILAND) CO., LTD.	POSCO Asia Co., Ltd.	USD	39,451,000	45,238	USD	39,451,000	45,238
	POSCO Engineering and Construction India Private Limited	Woori Bank	USD	2,100,000	2,408	USD	2,100,000	2,408
	PT PEN INDONESIA	POSCO Asia Co., Ltd.	USD	5,000,000	5,734	USD	5,000,000	5,734
	PT.POSCO E&C INDONESIA	BNP Indonesia	IDR	79,000,000,000	6,699	IDR	79,000,000,000	6,699
	Daewoo Global Development. Pte., Ltd	Export-Import Bank of Korea	USD	15,496,689	17,770	USD	13,430,464	15,401
POSCO ICT	PT.POSCO ICT INDONESIA	POSCO Asia Co., Ltd.	USD	1,800,000	2,064	USD	1,800,000	2,064
POSCO CHEMTECH	PT.Krakatau Posco Chemtech Calcination	KEB Bank	USD	33,600,000	38,529	USD	20,705,882	23,743
POSCO COATED & COLOR STEEL Co., Ltd.	Myanmar POSCO C&C Company, Limited.	POSCO Asia Co., Ltd. and others	USD	13,986,947	16,039	USD	13,986,947	16,039
POSCO ENERGY CO., LTD.	PT. KRAKATAU POSCO ENERGY	Export-Import Bank of Korea and others	USD	193,900,000	222,345	USD	145,478,302	166,820
POSCO Asia Co., Ltd	POSCO ASSAN TST STEEL INDUSTRY	SMBC	USD	25,000,000	28,668	USD	25,000,000	28,668
[Associates and joint ventures]
POSCO	CSP - Compania Siderurgica do Pecem	Export-Import Bank of Korea and others	USD	420,000,000	481,614	USD	420,000,000	481,614
		BNDES	BRL	464,060,000	167,219	BRL	464,060,000	167,219
	LLP POSUK Titanium	SMBC	USD	15,000,000	17,201	USD	15,000,000	17,201
	Nickel Mining Company SAS	SMBC	EUR	46,000,000	62,140	EUR	31,000,000	41,877
POSCO DAEWOO Corporation	GLOBAL KOMSCO Daewoo LLC	ICBC	USD	8,225,000	9,432	USD	8,225,000	9,432
POSCO ENGINEERING & CONSTRUCTION CO., LTD.	New Songdo International City Development, LLC	Others	KRW	340,000	340,000	KRW	314,800	314,800
POSCO ICT	Incheon-Gimpo Expressway Co., Ltd.	KDB Bank	KRW	100,000	100,000	KRW	100,000	100,000
	UITrans LRT Co., Ltd.	Kookmin Bank	KRW	76,000	76,000	KRW	76,000	76,000
POSCO CHEMTECH	KRAKATAU POS-CHEM DONG-SUH CHEMICAL	KEB Bank	USD	1,140,000	1,307	USD	1,140,000	1,307
	PT.INDONESIA POS CHEMTECH CHOSUN Ref	KEB Bank	USD	3,900,000	4,472	USD	3,900,000	4,472
POSCO(Suzhou) Automotive Processing Center Co., Ltd.	POS-InfraAuto (Suzhou) Co., Ltd	KDB Bank	USD	405,000	464	USD	405,000	464

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2017

(Unaudited)

(in millions of Won)			Guarantee limit			Guarantee amount
Guarantor	Guarantee beneficiary	Financial institution	Foreign currency		Won equivalent	Foreign currency		Won equivalent
[Others]
POSCO DAEWOO Corporation	Ambatovy Project Investments Ltd. and others	Export-Import Bank of Korea	USD	87,272,727	100,076	USD	36,040,936	41,328
POSCO ENGINEERING & CONSTRUCTION CO., LTD.	Ecocity CO.,LTD and others	Others	KRW	839,100	839,100	KRW	370,980	370,980
POSCO ICT	SMS Energy and others	KEB Bank and others	KRW	104,880	104,880	KRW	78,173	78,173
	Hyochun CO., LTD	Daegu Bank and others	KRW	39,575	39,575	KRW	39,575	39,575
	BLT Enterprise and others	Kyobo Life Insurance Co.,Ltd and others	KRW	1,163,585	1,163,585	KRW	1,163,585	1,163,585
POSCO AUSTRALIA PTY LTD	Department of Trade and Investment (NSW Government)	Woori Bank and others	AUD	25,260,721	22,736	AUD	25,260,721	22,736

			USD	4,536,651,663	5,202,178	USD	3,803,932,185	4,361,970
			KRW	2,663,140	2,663,140	KRW	2,143,113	2,143,113
			CNY	760,500,000	131,072	CNY	760,500,000	131,072
			INR	7,350,000,000	128,699	INR	5,494,063,977	96,201
			IDR	79,000,000,000	6,699	IDR	79,000,000,000	6,699
			THB	5,501,000,000	188,904	THB	5,501,000,000	188,904
			EUR	46,000,000	62,140	EUR	31,000,000	41,877
			AUD	25,260,721	22,736	AUD	25,260,721	22,736
			BRL	464,060,000	167,219	BRL	464,060,000	167,219

(b)	POSCO ENGINEERING & CONSTRUCTION CO., LTD. has provided the completion guarantees for Samsung C&T Corporation amounting to ~~W~~393,181 million while Samsung C&T Corporation has provided the construction guarantees or payment guarantees on customers’ borrowings on behalf of POSCO ENGINEERING & CONSTRUCTION CO., LTD. amounting to ~~W~~268,349million as of September 30, 2017.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2017

(Unaudited)

(c)	Other commitments

Details of other commitments of the Company as of September 30, 2017 are as follows:

POSCO	POSCO entered into long-term contracts to purchase iron ore, coal, nickel and others.The contracts of iron ore and coal generally have terms of more than three years and the contracts of nickel have terms of more than one year. These contracts provide for periodic price adjustments based on the market price. As of September 30, 2017, 124 million tons of iron ore and 19 million tons of coal remained to be purchased under such long-term contracts.

POSCO entered into an agreement with Tangguh Liquefied Natural Gas (LNG) Consortium in Indonesia to purchase 550 thousand tons of LNG annually for 20 years commencing in August 2005. The purchase price is subject to change, based on changes of the monthly standard oil price (JCC) and with a price ceiling.

As of September 30, 2017, POSCO entered into commitments for long-term foreign currency borrowings, which are limited up to the amount of USD 8.25 million and USD 6.49 million. The borrowings are related to the exploration of gas hydrates in Namangan-Chust and the exploration of gas hydrates in Western Fergana-Chinabad, respectively. The repayment of the borrowings depends on the success of the projects. POSCO is not liable for the repayment of full or part of the amount borrowed if the respective projects fail. POSCO has agreed to pay a certain portion of its profits under certain conditions, as defined by the borrowing agreements. As of September 30, 2017, the ending balance of the borrowing amounts to USD 4.09 million.

POSCO has provided a supplemental funding agreement, as the largest shareholder, as requested from the creditors, including Norddeutsche Landesbank, for seamless funding to POSCO ENERGY Co., Ltd. under construction of new power plant.

POSCO ENGINEERING & CONSTRUCTION CO., LTD.	As of September 30, 2017, POSCO ENGINEERING & CONSTRUCTION CO., LTD. has foreign currency guarantee of up to USD 2,143 million and uses USD 1,216 million with Woori Bank and others.

POSCO ICT	As of September 30, 2017, in relation to contract enforcement, POSCO ICT was provided with ~~W~~131,378 million and ~~W~~31,295 million guaranties from Korea Software Financial Cooperative and Seoul Guarantee Insurance, respectively.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2017

(Unaudited)

(d)	Litigation in progress

The Company is involved in 356 lawsuits and claims for alleged damages aggregating to ~~W~~826.9 billion as defendant as of September 30, 2017, which arise from the ordinary course of business. The Company has recognized provisions amounting to ~~W~~27.3 billion for 124 lawsuits based on its reliable estimate of outflow of resources. However, the Company has not recognized any provisions for the other lawsuits and claims for which the Company does not believe that it has a present obligation as of September 30, 2017.

(e)	Other contingencies

POSCO	POSCO has provided three blank promissory notes and three blank checks to Korea National Oil Corporation as collateral for long-term foreign currency borrowings.

POSCO DAEWOO Corporation	As of September 30, 2017, POSCO DAEWOO Corporation has provided 34 blank promissory notes and 16 blank checks to Korea National Oil Corporation as collateral for the guarantee on performance for contracts and others.

POSCO ENGINEERING & CONSTRUCTION CO., LTD.	As of September 30, 2017, POSCO ENGINEERING & CONSTRUCTION CO., LTD. has provided 37 blank checks and 8 blank promissory notes as collateral for agreements and outstanding loans. As of September 30, 2017, POSCO ENGINEERING & CONSTRUCTION CO., LTD. has provided ~~W~~9,497,009 million of joint guarantee to guarantees of business partners issued by Korea Housing & Urban Guarantee Corporation.

POSCO ICT	As of September 30, 2017, POSCO ICT has provided 2 blank promissory notes and 8 blank checks to financial institutions as collateral for the guarantee on performance for contracts and others.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2017

(Unaudited)

35. Cash Flows from Operating Activities

Adjustments for operating cash flows for the nine-month periods ended September 30, 2017 and 2016 were as follows:

(in millions of Won)	September 30, 2017		September 30, 2016
Trade accounts and notes receivable	~~W~~	(251,204)	800,951
Other receivables		(19,159)	68,515
Inventories		(692,170)	155,321
Other current assets		(15,771)	(140,834)
Other non-current assets		(9,516)	49,102
Trade accounts and notes payable		(663,676)	(64,468)
Other payables		(317,835)	25,817
Other current liabilities		(270,326)	96,672
Provisions		(55,931)	(71,709)
Payment of severance benefits		(144,510)	(131,126)
Plan assets		97,452	(19,817)
Other non-current liabilities		(9,101)	(8,896)

	~~W~~	(2,351,747)	759,528

36. Operating Segments

The Company’s operating businesses are organized based on the nature of markets and customers. The Company has four reportable operating segments—steel, construction, trading and others. The steel segment includes production of steel products and revenue of such products. The construction segment includes planning, designing and construction of industrial plants, civil engineering projects and commercial and residential buildings, both in Korea and overseas. The trading segment consists of exporting and importing a wide range of steel products and raw materials that are both obtained from and supplied to POSCO, as well as between other suppliers and purchasers in Korea and overseas. Other segments include power generation, liquefied natural gas production, network and system integration and logistics. The policies of classification and measurement on operating segments were the same as those that applied to the consolidated financial statements as of and for the year ended December 31, 2016.

Segment assets, liabilities and profit (loss) are generally measured based on separate financial statements in accordance with K-IFRS of the subsidiaries that constitute reportable operating segments.

POSCO and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements, Continued

As of September 30, 2017

(Unaudited)

(a)	Information about reportable segments for the nine-month periods ended September 30, 2017and 2016was as follows:

1)	For the nine-month period ended September 30, 2017

(in millions of Won)	Steel		Trading	Construction	Others	Total
External revenues	~~W~~	22,389,467	15,583,799	5,066,419	2,018,020	45,057,705
Internal revenues		13,386,557	10,758,217	300,495	1,857,012	26,302,281
Inter segment revenue		9,187,101	6,108,273	249,776	1,782,096	17,327,246
Total revenues		35,776,024	26,342,016	5,366,914	3,875,032	71,359,986
Segment profits		2,298,643	106,448	115,839	231,539	2,752,469

2)	For the nine-month period ended September 30, 2016

(in millions of Won)	Steel		Trading	Construction	Others	Total
External revenues	~~W~~	19,547,893	11,835,006	4,846,786	1,836,457	38,066,142
Internal revenues		11,839,844	6,787,444	631,367	1,737,818	20,996,473
Inter segment revenue		6,677,921	3,780,595	505,251	1,669,174	12,632,941
Total revenues		31,387,737	18,622,450	5,478,153	3,574,275	59,062,615
Segment profits (loss)		1,146,896	122,818	(382,656)	31,846	918,904

(b)	Reconciliations of total segment profit or loss, to their respective consolidated financial statement line items for the nine-month periods ended September 30, 2017and 2016 were as follows:

(in millions of Won)	September 30, 2017		September 30, 2016
Total profit for reportable segments	~~W~~	2,752,469	918,904
Corporate fair value adjustments		(60,863)	(102,052)
Elimination of inter-segment profits		(278,045)	217,590
Income tax expense		916,334	442,249

Profit before income tax expense	~~W~~	3,329,895	1,476,691

POSCO

Condensed Separate Interim Financial Statements

(Unaudited)

September 30, 2017

(With Independent Auditors’ Review Report Thereon)

Independent Auditors’ Review Report

Based on a report originally issued in Korean

The Board of Directors and Shareholders

POSCO:

Reviewed financial statements

We have reviewed the accompanying condensed separate interim financial statements of POSCO (the “Company”), which comprise the condensed separate interim statement of financial position as of September 30, 2017, the condensed separate interim statements of comprehensive income for the three-month and nine-month periods ended September 30, 2017, and 2016, the condensed separate interim statements of changes in equity and cash flows for the nine-month periods ended September 30, 2017 and 2016, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s responsibility

Management is responsible for the preparation and fair presentation of these condensed separate interim financial statements in accordance with Korean International Financial Reporting Standard (“K-IFRS”) No. 1034 “Interim Financial Reporting”. The Company’s management is also responsible for the internal controls determined necessary to prepare condensed separate interim financial statements free of material misstatements due to error or fraud.

Auditor’s review responsibility

Our responsibility is to issue a report on the condensed separate interim financial statements based on our reviews.

We conducted our reviews in accordance with the Review Standards for Quarterly and Semiannual Financial Statements established by the Securities and Futures Commission of the Republic of Korea. A review of interim financial statements consists of making inquiries primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Korean Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our reviews, nothing has come to our attention that causes us to believe that the accompanying condensed separate interim financial statements referred to above are not prepared, in all material respects, in accordance with K-IFRS No. 1034 “Interim Financial Reporting”.

Other matters

The procedures and practices utilized in the Republic of Korea to review such condensed separate interim financial statements may differ from those generally accepted and applied in other countries.

The separate statement of financial position of the Company as of December 31, 2016, and the related separate statements of comprehensive income, changes in equity and cash flows for the year then ended, which are not accompanying this report, were audited by us in accordance with Korean Standards on Auditing and our report thereon, dated March 2, 2017, expressed an unqualified opinion. The accompanying condensed separate statement of financial position of the Company as of December 31, 2016, presented for comparative purposes, is consistent, in all material respect, with the audited separate financial statements from which it has been derived.

Seoul, Korea

November 14, 2017

This report is effective as of November 14, 2017, the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying condensed separate interim financial statements. Accordingly, the readers of the review report should understand that the above review report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

2

POSCO

Condensed Separate Interim Statements of Financial Position

As of September 30, 2017 and December 31, 2016

(Unaudited)

(in millions of Won)	Notes	September 30, 2017		December 31, 2016
Assets
Cash and cash equivalents	20	~~W~~	443,725	120,529
Trade accounts and notes receivable, net	4,14,20,31		4,069,438	3,216,209
Other receivables, net	5,20,31		209,330	246,061
Other short-term financial assets	6,20		4,826,525	4,130,963
Inventories	7,28		4,125,047	3,995,291
Assets held for sale	8		47,148	764
Other current assets	13		54,465	22,859

Total current assets			13,775,678	11,732,676

Long-term trade accounts and notes receivable, net	4,20		14,514	14,040
Other receivables, net	5,20		87,577	87,669
Other long-term financial assets	6,20		1,628,933	2,145,570
Investments in subsidiaries, associates and joint ventures	9		15,163,336	15,031,385
Investment property, net	10		82,243	86,296
Property, plant and equipment, net	11		21,706,836	22,257,409
Intangible assets, net	12		527,353	508,890
Defined benefit assets, net	18		1,456	81,621
Other non-current assets	13		105,665	110,197

Total non-current assets			39,317,913	40,323,077

Total assets		~~W~~	53,093,591	52,055,753

See accompanying notes to the condensed separate interim financial statements.

3

POSCO

Condensed Separate Interim Statements of Financial Position, Continued

As of September 30, 2017 and December 31, 2016

(Unaudited)

(in millions of Won)	Notes	September 30, 2017		December 31, 2016
Liabilities
Trade accounts and notes payable	20,31	~~W~~	996,992	1,082,927
Short-term borrowings and current installments of long-term borrowings	4,14,20		338,244	364,840
Other payables	15,20,31		691,728	866,074
Other short-term financial liabilities	16,20		15,191	16,508
Current income tax liabilities			307,930	315,530
Provisions	17		14,384	14,154
Other current liabilities	19		61,508	37,219

Total current liabilities			2,425,977	2,697,252

Long-term borrowings, excluding current installments	14,20		3,661,902	3,778,014
Other payables	15,20		80,167	117,310
Other long-term financial liabilities	16,20		66,773	72,742
Deferred tax liabilities			1,161,355	1,015,966
Long-term provisions	17,32		22,635	29,506
Other non-current liabilities	19		19,874	15,516

Total non-current liabilities			5,012,706	5,029,054

Total liabilities			7,438,683	7,726,306

Equity
Share capital	21		482,403	482,403
Capital surplus	21		1,156,356	1,156,303
Hybrid bonds	22		996,919	996,919
Reserves	23		271,154	284,240
Treasury shares	24		(1,533,220)	(1,533,468)
Retained earnings			44,281,296	42,943,050

Total equity			45,654,908	44,329,447

Total liabilities and equity		~~W~~	53,093,591	52,055,753

See accompanying notes to the condensed separate interim financial statements.

4

POSCO

Condensed Separate Interim Statements of Comprehensive Income

For the three-month and nine-month periods ended September 30, 2017 and 2016

(Unaudited)

(in millions of Won, except per share information)		For the three-month periods ended September 30			For the nine-month periods ended September 30
	Notes	2017		2016	2017	2016
Revenue	31	~~W~~	7,255,041	6,106,520	21,456,837	17,883,260
Cost of sales	7,28,31		(6,082,556)	(4,816,309)	(18,059,136)	(14,432,730)

Gross profit			1,172,485	1,290,211	3,397,701	3,450,530
Selling and administrative expenses	25,28,31
Administrative expenses			(214,978)	(216,542)	(641,626)	(640,929)
Selling expenses			(235,745)	(221,247)	(653,887)	(662,330)

Operating profit			721,762	852,422	2,102,188	2,147,271

Finance income and costs	20,26
Finance income			363,412	176,007	875,461	545,256
Finance costs			(112,210)	(169,222)	(435,760)	(802,333)

Other non-operating income and expenses	27,31
Other non-operating income			10,710	13,412	286,029	58,170
Other non-operating expenses	28		(64,762)	(107,216)	(187,576)	(226,283)

Profit before income tax			918,912	765,403	2,640,342	1,722,081
Income tax expense	29		(188,990)	(186,407)	(561,619)	(386,665)

Profit			729,922	578,996	2,078,723	1,335,416
Other comprehensive income (loss)
Items that will not be reclassified subsequently to profit or loss:
Remeasurements of defined benefit plans, net of tax	18		(3,542)	11,113	(8,005)	(37,530)
Items that are or may be reclassified subsequently to profit or loss:
Net changes in unrealized fair value of available-for-sale investments, net of tax	6,20,23		(238,271)	96,579	(13,086)	225,924

Total comprehensive income		~~W~~	488,109	686,688	2,057,632	1,523,810

Basic and diluted earnings per share (in Won)	30	~~W~~	9,020	7,134	25,677	16,383

See accompanying notes to the condensed separate interim financial statements.

5

POSCO

Condensed Separate Interim Statements of Changes in Equtiy

For the nine-month periods ended September 30, 2017 and 2016

(Unaudited)

(in millions of Won)	Share capital		Capital surplus	Hybrid bonds	Reserves	Treasury shares	Retained earnings	Total
Balance as of January 1, 2016	~~W~~	482,403	1,247,581	996,919	(30,018)	(1,533,898)	41,862,570	43,025,557
Comprehensive income:
Profit		—	—	—	—	—	1,335,416	1,335,416
Other comprehensive income (loss)
Remeasurements of defined benefit plans, net of tax		—	—	—	—	—	(37,530)	(37,530)
Net changes in unrealized fair value of available-for-sale investments, net of tax		—	—	—	225,924	—	—	225,924
Transactions with owners of the Company, recognized directly in equity:
Year-end dividends		—	—	—	—	—	(479,974)	(479,974)
Interim dividends		—	—	—	—	—	(119,994)	(119,994)
Business combination		—	(91,310)	—	—	—	—	(91,310)
Interest of hybrid bonds		—	—	—	—	—	(32,724)	(32,724)
Disposal of treasury shares		—	6	—	—	150	—	156

Balance as of September 30, 2016	~~W~~	482,403	1,156,277	996,919	195,906	(1,533,748)	42,527,764	43,825,521

Balance as of January 1, 2017	~~W~~	482,403	1,156,303	996,919	284,240	(1,533,468)	42,943,050	44,329,447
Comprehensive income:
Profit		—	—	—	—	—	2,078,723	2,078,723
Other comprehensive income (loss)
Remeasurements of defined benefit plans, net of tax		—	—	—	—	—	(8,005)	(8,005)
Net changes in unrealized fair value of available-for-sale investments, net of tax		—	—	—	(13,086)	—	—	(13,086)
Transactions with owners of the Company, recognized directly in equity:
Year-end dividends		—	—	—	—	—	(459,987)	(459,987)
Interim dividends		—	—	—	—	—	(239,995)	(239,995)
Interest of hybrid bonds		—	—	—	—	—	(32,490)	(32,490)
Disposal of treasury shares		—	53	—	—	248	—	301

Balance as of September 30, 2017	~~W~~	482,403	1,156,356	996,919	271,154	(1,533,220)	44,281,296	45,654,908

See accompanying notes to the condensed separate interim financial statements.

6

POSCO

Condensed Separate Interim Statements of Cash Flows

For the nine-month periods ended September 30, 2017 and 2016

(Unaudited)

(in millions of Won)	Notes	September 30, 2017		September 30, 2016
Cash flows from operating activities
Profit		~~W~~	2,078,723	1,335,416
Adjustments for :
Costs for defined benefit plans			79,032	83,681
Depreciation			1,565,533	1,540,520
Amortization			67,515	58,443
Finance income			(721,823)	(356,799)
Finance costs			275,963	575,085
Loss on valuation of inventories			1,552	2,418
Gain on disposal of property, plant and equipment			(21,957)	(17,601)
Loss on disposal of property, plant and equipment			106,806	69,774
Impairment losses on property, plant and equipment			5,562	34,056
Gain on disposal of intangible assets			(23,199)	(483)
Impairment losses on intangible assets			11,822	1,431
Impairment losses on investments in subsidiaries, associates and joint ventures			13,643	75,347
Reversal of impairment loss on investments in subsidiaries, associates and joint ventures			(225,860)	—
Gain on disposal of assets held-for-sale			(85)	(6,814)
Impairment loss on assets held-for sale			9,363	—
Increase to provisions			509	37,202
Income tax expense			561,619	386,664
Others			1,448	19,672
Changes in operating assets and liabilities	33		(1,178,943)	273,506
Interest received			65,555	64,776
Interest paid			(84,018)	(135,308)
Dividends received			128,582	130,053
Income taxes paid			(412,840)	(374,114)

Net cash provided by operating activities		~~W~~	2,304,502	3,796,925

See accompanying notes to the condensed separate interim financial statements.

7

POSCO

Condensed Separate Interim Statements of Cash Flows, Continued

For the nine-month periods ended September 30, 2017 and 2016

(Unaudited)

(in millions of Won)	Notes	September 30, 2017		September 30, 2016
Cash flows from investing activities
Proceeds from disposal of short-term financial instruments		~~W~~	14,295,649	13,159,783
Proceeds from disposal of long-term financial instruments			1	—
Proceeds from disposal of available-for-sale investments			766,846	4,214
Proceeds from disposal of investments in subsidiaries, associates and joint ventures			—	1,690
Proceeds from disposal of intangible assets			23,431	2,536
Proceeds from disposal of assets held for sale			450	166,791
Proceeds from business combination			—	24,250
Acquisition of short-term financial investments			(14,988,587)	(13,714,796)
Acquisition of available-for-sale investments			(13,821)	—
Increase in short-term loans			—	(23,630)
Increase in long-term loans			(43)	(66)
Acquisition of investments in subsidiaries, associates and joint ventures			(13,654)	(235,431)
Acquisition of property, plant and equipment			(1,204,707)	(1,387,937)
Disposal of property, plant and equipment			(4,050)	(14,485)
Acquisition of intangible asstes			(53,489)	(14,482)

Net cash used in investing activities		~~W~~	(1,191,974)	(2,031,563)

Cash flows from financing activities
Proceeds from borrowings			302,944	985,373
Increase in long-term financial liabilities			854	3,554
Repayment of borrowings			(352,841)	(2,642,762)
Decrease in long-term financial liabilities			(7,422)	(5,233)
Payment of cash dividends			(700,137)	(600,020)
Payment of interest of hybrid bonds			(32,730)	(32,849)
Net cash used in financing activities		~~W~~	(789,332)	(2,291,937)

Changes in cash due to foreign currency translation			—	(9,213)
Net increase (decrease) in cash and cash equivalents			323,196	(535,788)
Cash and cash equivalents
Cash and cash equivalents at beginning of the period			120,529	1,634,106

Cash and cash equivalents at end of the period		~~W~~	443,725	1,098,318

See accompanying notes to the condensed separate interim financial statements.

8

POSCO

Notes to the Condensed Separate Interim Financial Statements

As of September 30, 2017

(Unaudited)

1.Reporting Entity

POSCO (the “Company”) is the largest steel producer in Korea which was incorporated on April 1, 1968, to manufacture and sell steel rolled products and plates in the domestic and overseas markets.

The shares of the Company have been listed on the Korea Exchange since 1988. The Company owns and operates two steel plants (Pohang and Gwangyang) and one office in Korea, and it also operates internationally through seven of its overseas liaison offices.

As of September 30, 2017, the shares of the Company are listed on the Korea Exchange, while its depository receipts are listed on the New York Stock Exchange.

2. Statement of Compliance

Statement of compliance

The condensed separate interim financial statements have been prepared in accordance with Korean International Financial Reporting Standards (“K-IFRS”), as prescribed in the Act on External Audit of Corporations.

These condensed separate interim financial statements have been prepared in accordance with K-IFRS No. 1034 “Interim Financial Reporting” as part of the period covered by the Company’s K-IFRS annual financial statements. Selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in financial position and performance of the Company since the last annual separate financial statements as of and for the year ended December 31, 2016. These condensed separate interim financial statements do not include all of the disclosures required for full annual financial statements.

These condensed interim financial statements are separate interim financial statements in accordance with K-IFRS No. 1027 “Separate Financial Statements” presented by a parent, an investor in a subsidiary, an associate or a venture in a jointly controlled entity, in which the investments are accounted for on the basis of the direct equity interest rather than on the basis of the reported results and net assets of the investees.

9

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of September 30, 2017

(Unaudited)

Use of estimates and judgments

(a)	Judgments, assumptions and estimation uncertainties

The preparation of the condensed interim financial statements in conformity with K-IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

In preparing these condensed separate interim financial statements, the significant judgments made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the separate financial statements as of and for the year ended December 31, 2016.

(b)	Measurement of fair value

The Company’s accounting policies and disclosures require the measurement of fair values, for both financial and non-financial assets and liabilities. The Company has an established control framework with respect to the measurement of fair values. This includes a valuation team that has overall responsibility for overseeing all significant fair value measurements, including Level 3 fair values, and reports directly to the financial officer.

The valuation team regularly reviews significant unobservable inputs and valuation adjustments. If third party information, such as broker quotes or pricing services, is used to measure fair values, then the valuation team assesses the evidence obtained from the third parties to support the conclusion that such valuations meet the requirements of K-IFRS including the level in the fair value hierarchy in which such valuation techniques should be classified.

Significant valuation issues are reported to the Company’s Audit Committee.

When measuring the fair value of an asset or a liability, the Company uses market observable data as far as possible. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows.

• Level 1	–	unadjusted quoted prices in active markets for identical assets or liabilities.

• Level 2	–	inputs other than quoted prices included in Level 1 that are observable for the assets or liabilities, either directly or indirectly.

• Level 3	–	inputs for the assets or liabilities that are not based on observable market data.

If the inputs used to measure the fair value of an asset or a liability might be categorized in different levels of the fair value hierarchy, then the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement. The Company recognizes transfers between levels of the fair value hierarchy at the end of the reporting period during which the change has occurred.

Information about the assumptions made in measuring fair value is included in note 20.

10

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of September 30, 2017

(Unaudited)

3. Summary of Significant Accounting Policies

Except as described in K-IFRS No. 1034 “Interim Financial Reporting” and below, the accounting policies applied by the Company in these condensed separate interim financial statements are the same as those applied by the Company in its separate financial statements as of and for the year ended December 31, 2016.

Changes in Accounting Policies

The Company has applied the following amendments to standards for the first time for their interim reporting period beginning on January 1, 2017. The Company will apply the accounting policies set out below for their annual reporting period ending December 31, 2017.

(a)	Amendments to K-IFRS No. 1007 “Statement of Cash Flows”

For the year beginning on January 1, 2017, the Company applied the amendments to K-IFRS No. 1007 “Statement of Cash Flows”. K-IFRS No. 1007 requires liabilities related to the cash flows that were classified as a financing activity in the statement of cash flows or will be classified as a financing activity in the future should be disclosed as follows:

•	Fluctuations in financing cash flows

•	Changes in the acquisition or loss of control of a subsidiary or other business

•	Exchange rate effect

•	Fair value changes

•	Other changes

K-IFRS No. 1007 does not require the disclosure of comparative information of prior period, and the Company will disclose the related disclosures in its annual financial statements for the year ending December 31, 2017.

(b)	Amendments to K-IFRS No. 1012 “Income Taxes”

For the year beginning on January 1, 2017, the Company applied the amendments to K-IFRS No. 1012 “Income Taxes”. In accordance with K-IFRS No. 1012, in the case of debt instruments measured at fair value, deferred tax accounting treatment is clarified. The difference between the carrying amount and taxable base amount of the debt liabilities is considered as temporary differences, regardless of the expected recovery method. When reviewing the recoverability of deferred tax assets, the estimated of probable future taxable income may include the recovery of some of the Company’s assets for more than their carrying amount if there is sufficient evidence that it is probable that the Company will recover the asset for more than its carrying amount. In addition, the estimated of probable future taxable income are determined as the amount before considering the deductible effect from reversal of the deductible temporary differences.

11

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of September 30, 2017

(Unaudited)

The Company believes that the effect of the amendments to the separate financial statements is not significant. Therefore, the Company has not retrospectively applied the amendments in accordance with the transitional requirements.

New standards and interpretations not yet adopted

The following new standards, interpretations and amendments to existing standards have been published but are not mandatory for the Company for annual period beginning on January 1, 2017, and the Company has not early adopted them.

(a)	K-IFRS No. 1109 “Financial Instruments”

K-IFRS No. 1109 “Financial Instruments”, published on September 25, 2015, is effective for annual period beginning on or after January 1, 2018, with earlier adoption permitted. It replaces existing guidance in K-IFRS No. 1039 “Financial Instruments: Recognition and Measurement”. The Company plans to adopt K-IFRS No. 1109 for the year beginning on January 1, 2018.

K-IFRS No. 1109 will generally be applied retrospectively, however the Company plans to take advantage of the exemption allowing it not to restate the comparative information for prior periods with respect to classification and measurement including impairment changes. New hedge accounting requirements will generally be applied prospectively except for certain exemptions including the accounting for the time value of options.

Key features of the new standard, K-IFRS No. 1109, are 1) classification and measurement of financial assets that reflects the business model in which the assets are managed and their cash flow characteristics, 2) impairment methodology that reflects ‘expected credit loss’ (ECL) model for financial assets, and 3) expanded scope of hedged items and hedging instruments which qualify for hedge accounting and changes in assessment method for effect of hedging relationships.

The Company has initiated procedures to prepare for changes related to K-IFRS No. 1109, and the Company is proceeding analysis of the impact on the financial statements resulting from the application of K-IFRS No. 1109. The Company will complete the analysis of financial impacts arising from applying this standard in 2017.

12

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of September 30, 2017

(Unaudited)

(b)	K-IFRS No. 1115 “Revenue from Contracts with Customers”

K-IFRS No. 1115 “Revenue from Contracts with Customers”, published on November 6, 2015, is effective for annual period beginning on or after January 1, 2018, with earlier adoption permitted. It replaces existing revenue recognition guidance, including K-IFRS No. 1018 “Revenue”, K-IFRS No. 1011 “Construction Contracts”, K-IFRS No. 2031 “Revenue-Barter transactions involving advertising services”, K-IFRS No. 2113 “Customer Loyalty Programs”, K-IFRS No. 2115 “Agreements for the construction of real estate”, and K-IFRS No. 2118 “Transfers of assets from customers”. The Company shall apply this standard using one of the following two methods; (a) retrospectively to each prior reporting period presented in accordance with K-IFRS No. 1008 “Accounting Policies, Changes in Accounting Estimates and Errors” but using the practical expedients for completed contracts- i.e. completed contracts for the earliest prior period presented are not restated; or (b) retrospectively with the cumulative effect of initially applying this standard recognized at the date of initial application. The Company plans to adopt K-IFRS No. 1115 in its separate financial statements for the year ending December 31, 2018, applying retrospectively with the cumulative effect of initially applying this standard recognized at the date of initial application.

Existing K-IFRS standards and interpretations including K-IFRS No. 1018 provide revenue recognition guidance by transaction types such as sales of goods, rendering of services, interest income, royalty income, dividend income and construction revenue; however, under the new standard, K-IFRS No. 1115, the five-step approach (Step 1: Identify the contract(s) with a customer, Step 2: Identify the performance obligations in the contract, Step 3: Determine the transaction price, Step 4: Allocate the transaction price to the performance obligations in the contract, Step 5: Recognize revenue when the entity satisfied a performance obligation) is applied for all types of contracts or agreements.

The Company has initiated procedures to prepare for changes related to K-IFRS No. 1115, and the Company is proceeding analysis of the impact on the financial statements resulting from the application of K-IFRS No. 1115. The Company will complete the analysis of financial impacts arising from applying this standard in 2017.

13

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of September 30, 2017

(Unaudited)

4. Trade Accounts and Notes Receivable

Trade accounts and notes receivable as of September 30, 2017 and December 31, 2016 are as follows:

(in millions of Won)	September 30, 2017		December 31, 2016
Current
Trade accounts and notes receivable	~~W~~	4,085,789	3,231,461
Less: Allowance for doubtful accounts		(16,351)	(15,252)

	~~W~~	4,069,438	3,216,209

Non-current
Trade accounts and notes receivable	~~W~~	20,316	21,671
Less: Present value discount		(5,535)	(7,364)
Less: Allowance for doubtful accounts		(267)	(267)

	~~W~~	14,514	14,040

Trade accounts and notes receivable sold to financial institutions, for which the derecognition conditions were not met, amounted to ~~W~~34,314 million and ~~W~~31,370 million as of September 30, 2017 and December 31, 2016, respectively. The fair value of trade accounts and notes receivable approximates the carrying amounts and recognized as short-term borrowings from financial institutions (Note 14).

5. Other Receivables

Other receivables as of September 30, 2017 and December 31, 2016 are as follows:

(in millions of Won)	September 30, 2017		December 31, 2016
Current
Other accounts receivable	~~W~~	198,890	231,535
Others		16,179	20,235
Less: Allowance for doubtful accounts		(5,739)	(5,709)

	~~W~~	209,330	246,061

Non-current
Long-term loans	~~W~~	23,766	23,183
Long-term other accounts receivable		60,992	61,728
Others		2,819	2,758

	~~W~~	87,577	87,669

14

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of September 30, 2017

(Unaudited)

6. Other Financial Assets

(a) Other financial assets as of September 30, 2017 and December 31, 2016 are as follows:

(in millions of Won)	September 30, 2017		December 31, 2016
Current
Current portion of long-term derivative assets	~~W~~	2,173	—
Available-for-sale securities (debt instruments)		450	—
Short-term financial assets(*1)		4,813,823	4,124,150
Cash deposits(*2)		10,079	6,813

	~~W~~	4,826,525	4,130,963

Non-current
Long-term derivative assets	~~W~~	12,699	80,959
Available-for-sale securities (equity instruments)		1,607,003	2,058,240
Available-for-sale securities (others)		9,199	6,338
Cash deposits(*3)		32	33

	~~W~~	1,628,933	2,145,570

(*1)	Short-term financial instruments amounting to ~~W~~1,384 million are levied in relation to pending litigations as of December 31, 2016.
(*2)	Deposits amounting to ~~W~~10,079 million and ~~W~~6,813 million as of September 30, 2017 and December 31, 2016, respectively, are restricted in relation to government assigned project.
(*3)	The Company is required to provide deposits to maintain checking accounts and accordingly the withdrawal of these deposits is restricted.

15

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of September 30, 2017

(Unaudited)

(b)	Available-for-sale equity securities as of September 30, 2017 and December 31, 2016 are as follows:

(in millions of Won)	September 30, 2017								December 31, 2016
	Number of shares	Ownership (%)	Acquisition cost		Fair value	Net changes in fair value of available-for -sale investments	Accumulated impairment loss	Book value	Book value
Marketable equity securities
Nippon Steel & Sumitomo Metal Corporation	23,835,200	2.51	~~W~~	719,622	628,357	99,990	(191,255)	628,357	644,257
KB Financial group Inc.	3,863,520	0.92		178,839	216,744	93,691	(55,786)	216,744	496,076
Woori Bank	20,280,000	3.00		244,447	361,998	117,551	—	361,998	267,787
Hyundai Heavy Industries Co., Ltd.(*1)	—	—		—	—	—	—	—	214,904
Hyundai Electric & Energy Systems Co., Ltd.(*1)	72,103	1.94		16,769	16,584	10,253	(10,438)	16,584	—
DONGKUK STEEL MILL CO., LTD	1,786,827	1.87		10,471	19,119	8,648	—	19,119	19,744
SAMWONSTEEL Co., Ltd.	5,700,000	14.25		8,930	19,380	16,853	(6,403)	19,380	20,064
DONGKUK INDUSTRIES COMPANY	2,611,989	4.82		11,911	10,526	(1,385)	—	10,526	19,355
Others (9 companies)(*2, 3)				80,981	54,293	18,344	(45,032)	54,293	74,526

				1,271,970	1,327,001	363,945	(308,914)	1,327,001	1,756,713

Non-marketable equity securities (*5)
Congonhas Minerios S.A.(*3,4)	3,658,394	2.02		221,535	134,218	—	(87,317)	134,218	190,884
Poongsan Special Metal	315,790	5.00		7,657	7,657	—	—	7,657	7,657
HANKUM CO., LTD	21,000	4.99		4,599	4,599	—	—	4,599	4,599
Core-Industry Co., Ltd.	490,000	19.84		4,214	4,214	—	—	4,214	4,214
AJUSTEEL CO., LTD	17,000	4.36		4,165	4,165	—	—	4,165	4,165
Others (43 companies)(*2,3)				280,244	125,149	(6,221)	(148,874)	125,149	90,008

				522,414	280,002	(6,221)	(236,191)	280,002	301,527

			~~W~~	1,794,384	1,607,003	357,724	(545,105)	1,607,003	2,058,240

(*1)	Hyundai Heavy Industries Co., Ltd. has been split off into Hyundai Heavy Industries Co., Ltd.(“the surviving Company”), Hyundai Robotics Co., Ltd., Hyundai Construction Equipment Co., Ltd., and Hyundai Electric & Energy Systems Co., Ltd. during the nine-month period ended September 30, 2017. After the split-off, the Company sold its share of Hyundai Heavy Industries Co., Ltd., Hyundai Robotics Co., Ltd., and Hyundai Construction Equipment Co., Ltd. during the nine-month period ended September 30, 2017.
(*2)	The Company has recognized ~~W~~994 million and ~~W~~661 million of impairment losses on security of Steel Flower Co., Ltd., and Trioka Natural Resources PEF respectively, due to additional decline in the fair value of the security during the nine-month period ended September 30, 2017.
(*3)	The Company has recognized ~~W~~87,317 million, ~~W~~3,920 million and ~~W~~1,458 million of impairment losses on security of Congonhas Minerios S.A., Asian Clean Energy PEF and Fine Besteel Co., Ltd. respectively, due to prolonged or significant decline in the fair value of the security during the nine-month period ended September 30, 2017.
(*4)	Fair value is based on an analysis performed by an external professional evaluation agency.
(*5)	Non-marketable equity securities whose fair values cannot be reliably measured are recorded at cost.

16

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of September 30, 2017

(Unaudited)

7. Inventories

Inventories as of September 30, 2017 and December 31, 2016 are as follows:

(in millions of Won)	September 30, 2017		December 31, 2016
Finished goods	~~W~~	703,830	696,192
Semi-finished goods		1,178,240	1,092,864
By-products		6,259	4,303
Raw materials		834,368	814,993
Fuel and materials		544,809	535,036
Materials-in-transit		858,621	863,226
Others		472	520

		4,126,599	4,007,134
Less: Allowance for inventories valuation		(1,552)	(11,843)

	~~W~~	4,125,047	3,995,291

The amounts of loss on valuation of inventories recognized within cost of sales during the nine-month period ended September 30, 2017 and the year ended December 31, 2016 were ~~W~~1,552 million and ~~W~~11,843 million, respectively.

8. Assets Held for Sale

Assets held for sale as of September 30, 2017 and December 31, 2016 are as follows:

(in millions of Won)	September 30, 2017		December 31, 2016
Investments in subsidiaries (*1)	~~W~~	46,756	—
Property, plant and equipment		392	764

	~~W~~	47,148	764

(*1)	During the period ended September 30, 2017, the Company determined to dispose part of the interest of POSCO Thainox Public Company Limited, subsidiary of the Company, and classified investments in subsidiaries amounting ~~W~~56,234 million as assets held for sale. The Company recognized ~~W~~9,363 million of impairment loss from the difference between book value and net fair value of the interest, and finished disposal for part of it.

17

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of September 30, 2017

(Unaudited)

9. Investments in Subsidiaries, Associates and Joint ventures

(a)	Details of subsidiaries and carrying values as of September 30, 2017 and December 31, 2016 are as follows:

(in millions of Won)			September 30, 2017			December 31, 2016
	Country	Principal operations	Ownership (%)	Book value		Book value
[Domestic]
POSCO DAEWOO Corporation(*1)	Korea	Trading	62.90	~~W~~	3,610,164	3,371,481
POSCO ENGINEERING & CONSTRUCTION CO.,LTD.	Korea	Engineering and construction	52.80		1,014,314	1,014,314
POSCO ENERGY CO., LTD.	Korea	Power generation	89.02		658,176	658,176
POSCO Processing&Service(*1)	Korea	Steel sales and trading	93.95		385,995	624,678
POSCO COATED & COLOR STEEL Co., Ltd.	Korea	Coated steel manufacturing and sales	56.87		108,421	108,421
POSCO Venture Capital Co., Ltd.	Korea	Investment in venture companies	95.00		103,780	103,780
POSCO CHEMTECH	Korea	Refractory manufacturing and sales	60.00		100,535	100,535
POSCO ES MATERIALS CO., LTD.	Korea	Secondary battery active material manufacturing and sales	75.32		83,309	83,000
POSMATE	Korea	Business facility maintenance	57.25		73,374	73,374
POSCO ICT	Korea	Computer hardware and software distribution	65.38		70,990	70,990
POSCO M-TECH(*2)	Korea	Packing materials manufacturing and sales	48.85		53,651	53,651
POSCO Family Strategy Fund(*3)	Korea	Investment in venture companies	69.91		32,457	45,273
Busan E&E Co,. Ltd.(*4)	Korea	Municipal solid waste fuel and power generation	70.00		30,148	30,148
Others (10 companies)					164,755	159,755

					6,490,069	6,497,576

[Foreign]
PT. KRAKATAU POSCO	Indonesia	Steel manufacturing and sales	70.00		813,431	813,431
POSCO WA PTY LTD	Australia	Iron ore sales and mine development	100.00		630,132	626,996
POSCO Maharashtra Steel Private Limited(*5)	India	Steel manufacturing and sales	100.00		722,569	665,450
POSCO AUSTRALIA PTY LTD	Australia	Iron ore sales and mine development	100.00		330,623	330,623
Zhangjiagang Pohang Stainless Steel Co., Ltd.	China	Stainless steel manufacturing and sales	58.60		283,845	283,845
POSCO Thainox Public Company Limited(*6)	Thailand	Stainless steel manufacturing and sales	84.90		416,612	246,986
POSCO SS VINA Co., Ltd.	Vietnam	Steel manufacturing and sales	100.00		241,426	241,426
POSCO-China Holding Corp.	China	Investment management	100.00		240,430	240,430
POSCO-India Private Limited	India	Steel manufacturing and sales	99.99		184,815	184,815
POSCO MEXICO S.A. DE C.V.	Mexico	Plate steel manufacturing and sales	84.84		180,072	180,072
POSCO America Corporation	USA	Steel trading	99.45		192,156	192,156
POSCO-VIETNAM Co., Ltd.	Vietnam	Steel manufacturing and sales	100.00		160,572	160,572
POSCO VST CO., LTD.	Vietnam	Stainless steel manufacturing and sales	95.65		144,573	144,573
POSCO(Guangdong) Automotive Steel Co., Ltd.	China	Plate steel manufacturing and sales	83.64		130,751	130,751
POSCO COATED STEEL (THAILAND) CO., LTD.	Thailand	Plate steel manufacturing and sales	100.00		121,592	121,592
POSCO Asia Co., Ltd.	Hong Kong	Steel and raw material trading	100.00		117,710	117,710
POSCO ASSAN TST STEEL INDUSTRY	Turkey	Steel manufacturing and sales	60.00		92,800	92,800
POSCO JAPAN Co., Ltd.	Japan	Steel trading	100.00		68,436	68,436
Qingdao Pohang Stainless Steel Co., Ltd.	China	Stainless steel manufacturing and sales	70.00		65,982	65,982

18

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of September 30, 2017

(Unaudited)

(in millions of Won)			September 30, 2017			December 31, 2016
	Country	Principal operations	Ownership (%)	Book value		Book value
POSCO(Suzhou) Automotive Processing Center Co., Ltd.	China	Steel manufacturing and sales	90.00		62,494	62,494
POSCO Electrical Steel India Private Limited(*5)	India	Electrical steel processing and sales	—		—	57,119
POSCO AFRICA (PROPRIETARY) LIMITED	South Africa	Mine development	100.00		50,297	50,297
POSCO-Malaysia SDN. BHD.	Malaysia	Steel manufacturing and sales	81.79		45,479	45,479
POSCO(Guangdong) Coated Steel Co., Ltd.	China	Plate steel sheet manufacturing and sales	87.04		31,299	31,299
Others (31 companies)					371,742	390,215

					5,699,838	5,545,549

				~~W~~	12,189,907	12,043,125

(*1)	During the nine-month period ended September 30, 2017, POSCO Processing&Service spun-off its Steel distribution business and other businesses and the businesses were merged with POSCO DAEWOO Corporation.
(*2)	POSCO M-TECH was classified as an investment in a subsidiary as the Company has more than half of the voting rights by virtue of an agreement with Pohang University of Science and Technology, which has 4.72% of ownership in POSCO M-TECH.

19

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of September 30, 2017

(Unaudited)

(*3)	The Company has recognized ~~W~~12,816 million of impairment loss on security of POSCO Family Strategy Fund due to its carrying amount that significantly exceeded its recoverable amount during the period ended September 30, 2017.
(*4)	As of September 30, 2017, and December 31, 2016 the investment in a subsidiary amounting to ~~W~~30,148 million was provided as collateral in relation to the loan agreements of Busan E&E Co,. Ltd.
(*5)	During the nine-month period ended September 30, 2017, POSCO Maharashtra Steel Private Limited merged with POSCO Electrical Steel India Private Limited.
(*6)	As of September 30, 2017, the fair value of POSCO Thainox Public Company Limited was increased significantly and the recoverable amount is estimated since there is an objective evidence of a decrease in impairment loss recognized in prior periods. Recoverable amount was determined based on fair value less cost to sell, which was calculated by the stock price as of March 31, 2017. As a result, the Company recognized ~~W~~225,860 million as gain on reversal of impairment loss. Meanwhile, the Company classified part of the interest of POSCO Thainox Public Company Limited as assets held for sale. (Note 8)

(b)	Details of associates and carrying values as of September 30, 2017 and December 31, 2016 are as follows:

(in millions of Won)			September 30, 2017			December 31, 2016
	Country	Principal operations	Ownership (%)	Book value		Book value
[Domestic]
EQP POSCO Global NO1 Natural Resources PEF	Korea	Mine investment	29.50	~~W~~	169,316	169,316
SNNC	Korea	STS material manufacturing and sales	49.00		100,655	100,655
Others (6 companies)					22,944	23,771

					292,915	293,742

[Foreign]
Nickel Mining Company SAS	New Caledonia	Raw material manufacturing and sales	49.00		189,197	189,197
7623704 Canada Inc.(*1)	Canada	Mine investment	10.40		124,341	124,341
Zhongyue POSCO (Qinhuangdao) Tinplate Industrial Co., Ltd	China	Tinplate manufacturing and sales	24.00		11,003	11,003
Others (4 companies)					25,665	38,387

					350,206	362,928

				~~W~~	643,121	656,670

(*1)	As of September 30, 2017, it was classified as an associate even though the Company’s ownership percentage is less than 20% of ownership since the Company has significant influence over the investee when considering its structure of the Board of Directors and others.

20

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of September 30, 2017

(Unaudited)

(c)	Details of joint ventures and carrying values as of September 30, 2017 and December 31, 2016 are as follows:

(in millions of Won)			September 30, 2017			December 31, 2016
	Country	Principal operations	Ownership (%)	Book value		Book value
Roy Hill Holdings Pty Ltd(*1)	Australia	Mine development	10.00	~~W~~	1,225,464	1,225,464
CSP - Compania Siderurgica do Pecem	Brazil	Steel manufacturing and sales	20.00		574,269	575,551
POSCO-NPS Niobium LLC	USA	Mine development	50.00		364,609	364,609
KOBRASCO	Brazil	Steel materials manufacturing and sales	50.00		98,962	98,962
Others (3 companies)					67,004	67,004

				~~W~~	2,330,308	2,331,590

(*1)	As of September 30, 2017 and December 31, 2016, the investments in joint ventures amounting to ~~W~~1,225,464 million were provided as collateral in relation to borrowings of the joint venture.

10. Investment Property, Net

Changes in the carrying amount of investment property for the nine-month period ended September 30, 2017 and the year ended December 31, 2016 were as follows:

(a)	For the nine-month period ended September 30, 2017

(in millions of Won)	Beginning		Depreciation(*1)	Transfer(*2)	Ending
Land	~~W~~	34,213	—	(579)	33,634
Buildings		46,437	(2,344)	(776)	43,317
Structures		5,646	(295)	(59)	5,292

	~~W~~	86,296	(2,639)	(1,414)	82,243

(*1)	The useful life and depreciation method of investment property are identical to those of property, plant and equipment.
(*2)	Mainly includes assets transferred to property, plant and equipment in relation to change in rental ratio and the purpose of use.

(b)	For the year ended December 31, 2016

(in millions of Won)	Beginning		Depreciation(*1)	Transfer(*2)	Ending
Land	~~W~~	35,557	—	(1,344)	34,213
Buildings		47,399	(2,961)	1,999	46,437
Structures		3,796	(283)	2,133	5,646

	~~W~~	86,752	(3,244)	2,788	86,296

(*1)	The useful life and depreciation method of investment property are identical to those of property, plant and equipment.
(*2)	Mainly includes assets transferred from property, plant and equipment in relation to change in rental ratio and the purpose of use.

21

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of September 30, 2017

(Unaudited)

11. Property, Plant and Equipment, Net

Changes in the carrying amount of property, plant and equipment for the nine-month period ended September 30, 2017 and the year ended December 31, 2016 were as follows:

(a)	For the nine-month period ended September 30, 2017

(in millions of Won)	Beginning		Acquisitions	Disposals	Depreciation	Impairment(*1)	Others(*2)	Ending
Land	~~W~~	1,472,419	—	(4,596)	—	—	579	1,468,402
Buildings		2,451,009	1,205	(3,773)	(163,760)	—	96,101	2,380,782
Structures		2,464,391	2,392	(1,522)	(141,838)	(29)	65,195	2,388,589
Machinery and equipment		13,577,042	31,878	(56,201)	(1,232,067)	(5,530)	1,205,360	13,520,482
Vehicles		11,316	63	—	(5,570)	—	2,306	8,115
Tools		23,244	1,629	(5)	(8,495)	(3)	4,448	20,818
Furniture and fixtures		33,890	982	(25)	(6,857)	—	2,105	30,095
Finance lease assets		77,848	—	—	(4,307)	—	—	73,541
Construction-in-progress		2,146,250	1,119,916	—	—	—	(1,450,154)	1,816,012

	~~W~~	22,257,409	1,158,065	(66,122)	(1,562,894)	(5,562)	(74,060)	21,706,836

(*1)	The Company has recognized impairment losses since recoverable amount on Fe powder factory were less than its carrying amount for the nine-month period ended September 30, 2017.
(*2)	Represents assets transferred from construction-in-progress to intangible assets and other property, plant and equipment, assets transferred from investment properties, and others.

(b)	For the year ended December 31, 2016

(in millions of Won)	Beginning		Acquisitions	Business combination	Disposals	Depreciation	Impairment(*1)	Others(*2)	Ending
Land	~~W~~	1,412,715	52	10,273	(248)	—	—	49,627	1,472,419
Buildings		2,566,168	2,100	70,641	(2,074)	(230,235)	(351)	44,760	2,451,009
Structures		2,519,866	3,346	8,630	(1,746)	(189,333)	(916)	124,544	2,464,391
Machinery and equipment		14,014,079	76,671	146,466	(22,768)	(1,607,171)	(57,110)	1,026,875	13,577,042
Vehicles		11,623	1,984	39	(11)	(7,545)	—	5,226	11,316
Tools		23,720	3,329	289	(94)	(10,517)	—	6,517	23,244
Furniture and fixtures		31,820	4,675	237	(32)	(8,897)	(11)	6,098	33,890
Finance lease assets		5,733	76,581	—	—	(4,466)	—	—	77,848
Construction-in-progress		928,426	1,503,749	1,025,516	—	—	—	(1,311,441)	2,146,250

	~~W~~	21,514,150	1,672,487	1,262,091	(26,973)	(2,058,164)	(58,388)	(47,794)	22,257,409

(*1)	The Company has recognized impairment losses since recoverable amounts on production facilities of automotive steel, electric furnace of high mill (2nd) and FINEX 1 plant were less than their carrying amounts for the year ended December 31, 2016.
(*2)	Represents assets transferred from construction-in-progress to intangible assets and other property, plant and equipment, assets transferred to investment property, assets transferred from assets held-for-sale, and others.

22

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of September 30, 2017

(Unaudited)

12. Intangible Assets, Net

Changes in the carrying amount of intangible assets for the nine-month period ended September 30, 2017 and the year ended December 31, 2016 were as follows:

(a)	For the nine-month period ended September 30, 2017

(in millions of Won)	Beginning		Acquisitions	Disposals	Amortization	Impairment(*2)	Transfer(*3)	Ending
Intellectual property rights	~~W~~	22,671	—	(415)	(3,159)	—	4,234	23,331
Membership(*1)		48,512	—	(235)	—	—	—	48,277
Development expense		102,785	584	—	(45,034)	—	18,641	76,976
Port facilities usage rights		257,348	—	—	(14,572)	—	72,681	315,457
Construction-in-progress		52,925	42,281	—	—	—	(46,516)	48,690
Other intangible assets		24,649	233	(2)	(4,750)	(11,822)	6,314	14,622

	~~W~~	508,890	43,098	(652)	(67,515)	(11,822)	55,354	527,353

(*1)	Economic useful life of memberships is indefinite.
(*2)	The Company has recognized impairment losses on some other intangible assets since the recoverable amounts were less than carrying amounts significantly.
(*3)	Represents assets transferred from construction-in-progress to intangible assets and assets transferred from property, plant and equipment, and others.

(b)	For the year ended December 31, 2016

(in millions of Won)	Beginning		Acquisitions	Business Combination	Disposals	Amortization	Impairment(*2)	Transfer(*3)	Ending
Intellectual property rights	~~W~~	19,997	—	—	(752)	(3,609)	—	7,035	22,671
Membership(*1)		52,058	—	—	(2,170)	—	294	(1,670)	48,512
Development expense		98,038	2,793	23,033	(60)	(54,523)	—	33,504	102,785
Port facilities usage rights		265,575	—	—	—	(15,260)	—	7,033	257,348
Construction-in-progress		31,951	32,627	6,390	—	—	—	(18,043)	52,925
Other intangible assets		23,143	3,337	235	(488)	(6,263)	—	4,685	24,649

	~~W~~	490,762	38,757	29,658	(3,470)	(79,655)	294	32,544	508,890

(*1)	Economic useful life of membership is indefinite.
(*2)	The Company has recognized impairment losses on some memberships since the recoverable amounts were less than carrying amounts. Also, the Company reversed the accumulated impairment losses up to the carrying amounts before recognition of any impairment losses since recoverable amounts of some memberships exceeded the carrying amounts.
(*3)	Represents assets transferred from construction-in-progress to intangible assets and assets transferred from property, plant and equipment, and others.

23

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of September 30, 2017

(Unaudited)

13. Other Assets

Other assets as of September 30, 2017 and December 31, 2016 are as follows:

(in millions of Won)	September 30, 2017		December 31, 2016
Current
Advance payments	~~W~~	6,294	6,692
Prepaid expenses		48,171	16,167

	~~W~~	54,465	22,859

Non-current
Long-term prepaid expenses	~~W~~	5,395	5,654
Others(*1)		100,270	104,543

	~~W~~	105,665	110,197

(*1)	As of September 30, 2017 and December 31, 2016, the Company recognized tax assets amounting to ~~W~~96,419 million and ~~W~~100,693 million, respectively, based on the Company’s best estimate of the tax amounts to be refunded when the result of the Company’s appeal in connection with the additional income tax payment in prior years tax audits and claim for rectification are finalized.

24

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of September 30, 2017

(Unaudited)

14. Borrowings

(a)	Borrowings as of September 30, 2017 and December 31, 2016 are as follows:

(in millions of Won)	September 30, 2017		December 31, 2016
Short-term borrowings
Short-term borrowings	~~W~~	334,314	331,370
Current portion of long-term borrowings		3,930	33,470

	~~W~~	338,244	364,840

Long-term borrowings
Long-term borrowings	~~W~~	5,443	28,997
Debentures		3,666,611	3,762,146
Less: Discount on debentures issued		(10,152)	(13,129)

	~~W~~	3,661,902	3,778,014

(b)	Short-term borrowings as of September 30, 2017 and December 31, 2016 are as follows:

(in millions of Won)	Lenders	Issuance date	Maturity date	Annual interest rate (%)	September 30, 2017		December 31, 2016
Short-term borrowings	Korea Development Bank	2017.04.10	2017.12.11	1.87	~~W~~	300,000	300,000
Transfers of account receivables that do not qualify for derecognition	—	—	—	—		34,314	31,370

					~~W~~	334,314	331,370

(c)	Current portion of long-term borrowings as of September 30, 2017 and December 31, 2016 are as follows:

(in millions of Won)	Lenders	Issuance date	Maturity date	Annual interest rate (%)	September 30, 2017		December 31, 2016
Borrowings	Woori Bank	2010.06.10~ 2011.04.28	2018.03.15~ 2019.03.15	1.75	~~W~~	3,930	12,471
Foreign borrowings	—	—	—	—		—	20,999

					~~W~~	3,930	33,470

(d)	Long-term borrowings excluding current portion, as of September 30, 2017 and December 31, 2016 are as follows:

(in millions of Won)	Lenders	Issuance date	Maturity date	Annual Interest rate (%)	September 30, 2017		December 31, 2016
Borrowings	Woori Bank	2011.04.28	2019.03.15	1.75	~~W~~	750	24,051
Foreign borrowings	Korea National Oil Corporation	2007.12.27~ 2009.12.29	2022.06.25~ 2024.12.29	3 year Government bond		4,693	4,946
Debentures	Domestic debentures 304-1 and others	2011.11.28~ 2016.05.03	2018.10.04~ 2023.10.04	1.76~4.12		1,497,750	1,497,022
Foreign debentures	Samurai Bond 13 and others	2010.10.28~ 2013.12.11	2018.12.10~ 2021.12.22	1.35~5.25		2,158,709	2,251,995

					~~W~~	3,661,902	3,778,014

25

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of September 30, 2017

(Unaudited)

15. Other Payables

Other payables as of September 30, 2017 and December 31, 2016 are as follows:

(in millions of Won)	September 30, 2017		December 31, 2016
Current
Accounts payable	W	338,153	486,294
Accrued expenses		333,617	361,258
Dividend payable		4,399	4,793
Finance lease liabilities		6,024	5,905
Withholdings		9,535	7,824

	W	691,728	866,074

Non-current
Long-term accounts payable	W	—	1,119
Long-term accrued expenses		9,121	36,707
Finance lease liabilities		67,046	71,657
Long-term withholdings		4,000	7,827

	W	80,167	117,310

16. Other Financial Liabilities

Other financial liabilities as of September 30, 2017 and December 31, 2016 are as follows:

(in millions of Won)	September 30, 2017		December 31, 2016
Current
Financial guarantee liabilities	~~W~~	15,191	16,508
Non-current
Derivative liabilities	~~W~~	5,210	—
Financial guarantee liabilities		61,563	72,742

	~~W~~	66,773	72,742

26

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of September 30, 2017

(Unaudited)

17. Provisions

(a)	Provisions as of September 30, 2017 and December 31, 2016 are as follows:

(in millions of Won)	September 30, 2017			December 31, 2016
	Current		Non-current	Current	Non-current
Provision for bonus payments(*1)	~~W~~	3,017	—	3,985	—
Provision for restoration(*2)		11,367	20,172	10,169	27,009
Provision for litigation(*3)		—	2,463	—	2,497

	~~W~~	14,384	22,635	14,154	29,506

(*1)	Represents the provision for bonuses limited to 100% of annual salaries for executives.
(*2)	Due to contamination of lands near the Company’s magnesium smelting plant located in Gangneung province and others, the Company recognized present values of estimated costs form recovery as provisions for restoration as of September 30, 2017. In order to determine the estimated costs, the Company has assumed that it would use all of technologies and materials available for now to recover the land. In addition, the Company has applied a discount rate of 2.37 ~ 2.49% to assess present value of these costs.
(*3)	The Company has recognized provisions for certain litigations as of September 30, 2017.

(b)	Changes in provisions for the nine-month period ended September 30, 2017 and the year ended December 31, 2016 were as follows:

1)	For the nine-month period ended September 30, 2017

(in millions of Won)	Beginning		Increase	Reversal	Utilization	Ending
Provision for bonus payments	~~W~~	3,985	19,424	—	(20,392)	3,017
Provision for restoration		37,178	517	—	(6,156)	31,539
Provision for litigation		2,497	—	(8)	(26)	2,463

	~~W~~	43,660	19,941	(8)	(26,574)	37,019

27

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of September 30, 2017

(Unaudited)

2)	For the year ended December 31, 2016

(in millions of Won)	Beginning		Increase	Reversal	Utilization	Ending
Provision for bonus payments	~~W~~	7,271	8,365	—	(11,651)	3,985
Provision for restoration		37,112	25,909	(12,475)	(13,368)	37,178
Provision for litigation		411	2,086	—	—	2,497

	~~W~~	44,794	36,360	(12,475)	(25,019)	43,660

18. Employee Benefits

(a)	Defined contribution plans

The expense related to post-employment benefit plans under defined contribution plans for the three-month and nine-month periods ended September 30, 2017 and 2016 were as follows:

(in millions of Won)	For the three-month periods			For the nine-month periods
	ended September 30			ended September 30
	2017		2016	2017	2016
Expense related to post-employment benefit plans under defined contribution plans	~~W~~	6,355	5,251	19,035	16,369

(b)	Defined benefit plans

1)	The amounts recognized in relation to net defined benefit liabilities (assets) in the statements of financial position as of September 30, 2017 and December 31, 2016 are as follows:

(in millions of Won)	September 30, 2017		December 31, 2016
Present value of funded obligations	~~W~~	1,080,294	1,065,255
Fair value of plan assets		(1,081,750)	(1,146,876)

Net defined benefit liabilities (assets)	~~W~~	(1,456)	(81,621)

2)	Changes in present value of defined benefit obligations for the nine-month period ended September 30, 2017 and the year ended December 31, 2016 were as follows:

(in millions of Won)	September 30, 2017		December 31, 2016
Defined benefit obligation at the beginning of period	~~W~~	1,065,255	1,023,071
Current service costs		88,204	113,209
Interest costs		14,601	24,136
Remeasurement		1,385	(3,816)
Business combination		—	1,133
Benefits paid		(89,151)	(92,478)

Defined benefit obligation at the end of period	~~W~~	1,080,294	1,065,255

28

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of September 30, 2017

(Unaudited)

3)	Changes in the fair value of plan assets for the nine-month period ended September 30, 2017 and the year ended December 31, 2016 were as follows:

(in millions of Won)	September 30, 2017		December 31, 2016
Fair value of plan assets at the beginning of period	~~W~~	1,146,876	1,012,599
Interest on plan assets		23,773	26,259
Remeasurement of plan assets		(9,176)	(4,829)
Contributions to plan assets		—	198,439
Business combination		—	244
Benefits paid		(79,723)	(85,836)

Fair value of plan assets at the end of period	~~W~~	1,081,750	1,146,876

4)	The amounts recognized in the statements of comprehensive income for the three-month and nine-month periods ended September 30, 2017 and 2016 were as follows:

(in millions of Won)	For the three-month periods ended September 30			For the nine-month periods ended September 30
	2017		2016	2017	2016
Current service costs	~~W~~	32,047	28,258	88,204	85,274
Net interest costs		(3,058)	(531)	(9,172)	(1,593)

	~~W~~	28,989	27,727	79,032	83,681

19. Other Liabilities

Other liabilities as of September 30, 2017 and December 31, 2016 are as follows:

(in millions of Won)	September 30, 2017		December 31, 2016
Current
Advances received	~~W~~	33,292	6,251
Withholdings		26,506	29,580
Unearned revenue		1,710	1,388

	~~W~~	61,508	37,219

Non-current
Advances received	~~W~~	5,267	—
Unearned revenue		14,607	15,516

	~~W~~	19,874	15,516

29

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of September 30, 2017

(Unaudited)

20. Financial Instruments

(a) Classification of financial instruments

1) Financial assets as of September 30, 2017 and December 31, 2016 are as follows:

(in millions of Won)	September 30, 2017		December 31, 2016
Financial assets at fair value through profit or loss Derivative assets held for trading	~~W~~	14,872	80,959
Available-for-sale financial assets		1,616,652	2,064,578
Loans and receivables		9,576,962	7,706,575

	~~W~~	11,208,486	9,852,112

2) Financial liabilities as of September 30, 2017 and December 31, 2016 are as follows:

(in millions of Won)	September 30, 2017		December 31, 2016
Financial liabilities at fair value through profit or loss
Derivative liabilities held for trading	~~W~~	5,210	—
Financial liabilities measured at amortized cost
Trade accounts and notes payable		996,992	1,082,927
Borrowings		4,000,146	4,142,854
Financial guarantee liabilities(*1)		76,754	89,250
Others		751,325	976,574

	~~W~~	5,830,427	6,291,605

(*1)	Financial liabilities were recognized in connection with financial guarantee contracts as of September 30, 2017. The details of the amount of guarantees provided are as follows:

30

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of September 30, 2017

(Unaudited)

(in millions of Won)		Guarantee limit			Guarantee amount
Guarantee beneficiary	Financial institution	Foreign currency		Won equivalent	Foreign currency	Won equivalent
Zhangjiagang Pohang	BTMU	CNY	260,500,000	44,897	260,500,000	44,897
Stainless Steel Co., Ltd.	Credit Agricole	CNY	305,000,000	52,567	305,000,000	52,567
	SMBC	CNY	195,000,000	33,608	195,000,000	33,608
POSCO Maharashtra	Export-Import Bank of Korea	USD	193,000,000	221,313	110,600,000	126,825
Steel Private Limited	HSBC	USD	110,000,000	126,137	54,000,000	61,922
	DBS	USD	100,000,000	114,670	60,000,000	68,802
	SCB	USD	106,853,000	122,528	61,625,400	70,666
	Citi	USD	60,000,000	68,802	24,000,000	27,521
	ING	USD	80,000,000	91,736	56,000,000	64,215
POSCO ASSAN TST	SMBC	USD	62,527,500	71,700	56,274,750	64,530
STEEL INDUSTRY	ING	USD	60,000,000	68,802	54,000,000	61,922
	BNP	USD	24,000,000	27,521	21,600,000	24,769
POSCO Asia Co., Ltd.	BOC	USD	50,000,000	57,335	50,000,000	57,335
	NAB	USD	50,000,000	57,335	50,000,000	57,335
POSCO MEXICO S.A. DE C.V	BOA	USD	30,000,000	34,401	30,000,000	34,401
	BTMU	USD	30,000,000	34,401	30,000,000	34,401
	CITI BANAMEX	USD	40,000,000	45,868	40,000,000	45,868
	ING	USD	20,000,000	22,934	20,000,000	22,934
	SMBC	USD	40,000,000	45,868	40,000,000	45,868
POSCO SS VINA Co., Ltd.	Export-Import Bank of Korea	USD	249,951,050	286,619	232,466,359	266,569
	BOA	USD	40,000,000	45,868	37,180,000	42,634
	BTMU	USD	40,000,000	45,868	37,180,000	42,634
	DBS	USD	24,400,000	27,979	22,679,800	26,007
POSCO-VIETNAM Co., Ltd.	Export-Import Bank of Korea	USD	196,000,000	224,753	196,000,000	224,753
POSCO VST CO., LTD.	ANZ	USD	25,000,000	28,668	3,125,000	3,583
	HSBC	USD	20,000,000	22,934	2,500,000	2,867
	MIZUHO	USD	20,000,000	22,934	2,500,000	2,867
PT. KRAKATAU POSCO	Export-Import Bank of Korea	USD	567,000,000	650,179	505,268,826	579,392
	SMBC	USD	140,000,000	160,538	124,946,044	143,276
	BTMU	USD	119,000,000	136,457	104,513,044	119,845
	SCB	USD	107,800,000	123,614	96,666,044	110,847
	MIZUHO	USD	105,000,000	120,404	92,217,391	105,746
	Credit Suisse AG	USD	91,000,000	104,350	79,921,739	91,646
	HSBC	USD	91,000,000	104,350	79,921,739	91,646
	ANZ	USD	73,500,000	84,282	66,541,696	76,303
	BOA	USD	35,000,000	40,135	30,739,130	35,249
	The Tokyo Star Bank, Ltd	USD	21,000,000	24,081	18,443,478	21,149
POSCO COATED STEEL (THAILAND) CO., LTD.	The Great & Co.	THB	5,501,000,000	188,904	5,501,000,000	188,904
LLP POSUK Titanium	SMBC	USD	15,000,000	17,201	15,000,000	17,201
CSP - Compania	Export-Import Bank of Korea	USD	182,000,000	208,699	182,000,000	208,699
Siderurgica do Pecem	Santander	USD	47,600,000	54,583	47,600,000	54,583
	BNP	USD	47,600,000	54,583	47,600,000	54,583
	MIZUHO	USD	47,600,000	54,583	47,600,000	54,583
	Credit Agricole	USD	20,000,000	22,934	20,000,000	22,934
	SOCIETE GENERALE	USD	20,000,000	22,934	20,000,000	22,934
	KfW	USD	20,000,000	22,934	20,000,000	22,934
	BBVA Seoul	USD	17,600,000	20,182	17,600,000	20,182
	ING	USD	17,600,000	20,182	17,600,000	20,182
	BNDES	BRL	464,060,000	167,219	464,060,000	167,219
Nickel Mining Company SAS	SMBC	EUR	46,000,000	62,140	31,000,000	41,877

		USD	3,457,031,550	3,964,179	2,925,910,440	3,355,142
		CNY	760,500,000	131,072	760,500,000	131,072
		EUR	46,000,000	62,140	31,000,000	41,877
		THB	5,501,000,000	188,904	5,501,000,000	188,904
		BRL	464,060,000	167,219	464,060,000	167,219

31

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of September 30, 2017

(Unaudited)

3)	Finance income and costs by category of financial instrument for the nine-month periods ended September 30, 2017 and 2016 were as follows:

①	For the nine-month period ended September 30, 2017

(in millions of Won)	Finance income and costs								Other comprehensive income (loss)
	Interest income (expense)		Dividend income(*1)	Gain and loss on foreign currency	Gain and loss on disposal	Impairment loss	Others	Total
Financial assets at fair value through profit or loss	~~W~~	—	—	—	—	—	(66,088)	(66,088)	—
Available-for-sale financial assets		42	27,976	—	380,205	(94,350)	—	313,873	(13,086)
Loans and receivables		63,186	—	(42,807)	—	—	(1,120)	19,259	—
Financial liabilities at fair value through profit or loss		—	—	—	—	—	(5,210)	(5,210)	—
Financial liabilities measured at amortized cost		(90,871)	—	138,852	—	—	7,202	55,183	—

	~~W~~	(27,643)	27,976	96,045	380,205	(94,350)	(65,216)	317,017	(13,086)

(*1)	Finance income in the statement of comprehensive income includes the dividends from subsidiaries, associates and joint ventures of ~~W~~122,684 million for the nine-month period ended September 30, 2017.

②	For the nine-month period ended September 30, 2016

(in millions of Won)	Finance income and costs								Other comprehensive income (loss)
	Interest income (expense)		Dividend income(*1)	Gain and loss on foreign currency	Gain and loss on disposal	Impairment loss	Others	Total
Financial assets at fair value through profit or loss	~~W~~	—	—	—	(16,917)	—	(60,843)	(77,760)	—
Available-for-sale financial assets		225	26,574	—	1,346	(221,561)	—	(193,416)	225,924
Loans and receivables		68,285	—	(105,585)	—	—	(526)	(37,826)	—
Financial liabilities at fair value through profit or loss		—	—	—	—	—	(30,898)	(30,898)	—
Financial liabilities measured at amortized cost		(114,874)	—	73,929	—	—	6,341	(34,604)	—

	~~W~~	(46,364)	26,574	(31,656)	(15,571)	(221,561)	(85,926)	(374,504)	225,924

(*1)	Finance income in the statement of comprehensive income includes the dividends from subsidiaries, associates and joint ventures of ~~W~~117,427 million for the nine-month period ended September 30, 2016.

32

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of September 30, 2017

(Unaudited)

4)	Finance income and costs by category of financial instrument for the three-month periods ended September 30, 2017 and 2016 were as follows:

①	For the three-month period ended September 30, 2017

(in millions of Won)	Finance income and costs								Other comprehensive income (loss)
	Interest income (expense)		Dividend income(*1)	Gain and loss on foreign currency	Gain and loss on disposal	Impairment loss	Others	Total
Financial assets at fair value through profit or loss	~~W~~	—	—	—	—	—	817	817	—
Available-for-sale financial assets		14	26	—	284,122	(41,551)	—	242,611	(238,271)
Loans and receivables		25,229	—	20,845	—	—	(724)	45,351	—
Financial liabilities at fair value through profit or loss		—	—	—	—	—	4,237	4,237	—
Financial liabilities measured at amortized cost		(36,379)	—	(20,513)	—	—	2,402	(54,491)	—

	~~W~~	(11,136)	26	332	284,122	(41,551)	6,732	238,525	(238,271)

(*1)	Finance income in the statement of comprehensive income includes the dividends from subsidiaries, associates and joint ventures of ~~W~~12,677 million for the three-month period ended September 30, 2017.

②	For the three-month period ended September 30, 2016

(in millions of Won)	Finance income and costs								Other comprehensive income (loss)
	Interest income (expense)		Dividend income(*1)	Gain and loss on foreign currency	Gain and loss on disposal	Impairment loss	Others	Total
Financial assets at fair value through profit or loss	~~W~~	—	—	—	(16,917)	—	(14,713)	(31,630)	—
Available-for-sale financial assets		13	3,365	—	(825)	(2,724)	—	(171)	96,579
Loans and receivables		24,832	—	(108,924)	—	—	(213)	(84,305)	—
Financial liabilities at fair value through profit or loss		—	—	—	—	—	(35,764)	(35,764)	—
Financial liabilities measured at amortized cost		(35,136)	—	184,448	—	—	1,244	150,556	—

	~~W~~	(10,291)	3,365	75,524	(17,742)	(2,724)	(49,446)	(1,314)	96,579

(*1)	Finance income in the statement of comprehensive income includes the dividends from subsidiaries, associates and joint ventures of ~~W~~8,099 million for the three-month period ended September 30, 2016.

33

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of September 30, 2017

(Unaudited)

(b) Fair value

1)	Fair value and book value

The carrying amount and the fair value of financial instruments as of September 30, 2017 and December 31, 2016 are as follows:

(in millions of Won)	September 30, 2017			December 31, 2016
	Book value		Fair value	Book value	Fair value
Financial assets measured at fair value
Available-for-sale financial assets(*1)	~~W~~	1,513,897	1,513,897	1,950,447	1,950,447
Derivative assets(*1,2)		14,872	14,872	80,959	80,959

		1,528,769	1,528,769	2,031,406	2,031,406

Financial assets measured at amortized cost(*3)
Cash and cash equivalents		443,725	443,725	120,529	120,529
Trade accounts and note receivable, net		4,083,952	4,083,952	3,230,249	3,230,249
Loans and other receivables, net		5,049,285	5,049,285	4,355,797	4,355,797

		9,576,962	9,576,962	7,706,575	7,706,575

Financial liabilities measured at fair value
Derivative liabilities(*2)		5,210	5,210	—	—
Financial liabilities measured at amortized cost(*3)
Trade accounts and notes payable		996,992	996,992	1,082,927	1,082,927
Borrowings		4,000,146	4,215,579	4,142,854	4,354,129
Financial guarantee liabilities		76,754	76,754	89,250	89,250
Others		751,325	751,325	976,574	976,574

	~~W~~	5,825,217	6,040,650	6,291,605	6,502,880

(*1)	The fair value of available-for-sale financial assets publicly traded is measured at the closing bid price quoted at the end of the reporting period. Meanwhile, the fair value of unquoted available-for-sale financial assets and derivatives which are classified as fair value hierarchy level 3 is calculated using valuation model such as discounted cash flow method and others in which weighted average cost of capital of evaluated companies are used as a discount rates. Available-for-sale financial assets which are not measured at fair value are not included.

34

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of September 30, 2017

(Unaudited)

(*2)	The fair value of derivatives which are classified as fair value hierarchy level 2 is measured using valuation models such as discounted cash flow method and others. Principal input variables of valuation model are forward exchange rate, interest rate and others.
(*3)	The fair value of financial assets and liabilities measured at amortized cost is measured using discounted cash flow method, and the fair value is mainly calculated for the disclosures in the note. On the other hand, the Company has not performed fair value measurement for the financial assets and liabilities measured at amortized cost except borrowings which are classified as fair value hierarchy level 2 since their carrying amounts approximate fair value.

2)	The fair value hierarchy

The fair values of financial assets and financial liabilities by fair value hierarchy as of September 30, 2017 and December 31, 2016 are as follows:

①	September 30, 2017

(in millions of Won)	Level 1		Level 2	Level 3	Total
Financial assets
Available-for-sale financial assets	~~W~~	1,327,001	—	186,896	1,513,897
Derivative assets		—	12,699	2,173	14,872

	~~W~~	1,327,001	12,699	189,069	1,528,769

Financial liabilities
Derivative liabilities	~~W~~	—	5,210	—	5,210

②	December 31, 2016

(in millions of Won)	Level 1		Level 2	Level 3	Total
Financial assets
Available-for-sale financial assets	~~W~~	1,756,713	—	193,734	1,950,447
Derivative assets		—	70,613	10,346	80,959

	~~W~~	1,756,713	70,613	204,080	2,031,406

3)	Financial risk management The Company is exposed to credit risk, liquidity risk and market risk arising from financial assets and liabilities. The Company’s financial risk management objectives and policies are consistent with those disclosed in the separate financial statements as of and for the year ended December 31, 2016.

35

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of September 30, 2017

(Unaudited)

21. Share Capital and Capital Surplus

(a) Share capital as of September 30, 2017 and December 31, 2016 are as follows:

(in Won, except per share information)	September 30, 2017		December 31, 2016
Authorized shares		200,000,000	200,000,000
Par value	~~W~~	5,000	5,000
Issued shares(*1)		87,186,835	87,186,835
Shared capital(*2)	~~W~~	482,403,125,000	482,403,125,000

(*1)	As of September 30, 2017, total shares of ADRs of 36,961,932 are equivalent to 9,240,483 shares of common stock.
(*2)	As of September 30, 2017, the difference between the ending balance of common stock and the par value of issued common stock is ~~W~~46,469 million due to retirement of 9,293,790 treasury stocks.

(b) Capital surplus as of September 30, 2017 and December 31, 2016 are as follows:

(in millions of Won)	September 30, 2017		December 31, 2016
Share premium	~~W~~	463,825	463,825
Gain on disposal of treasury shares		783,841	783,788
Loss from merger		(91,310)	(91,310)

	~~W~~	1,156,356	1,156,303

36

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of September 30, 2017

(Unaudited)

22. Hybrid Bonds

Hybrid bonds classified as equity as of September 30, 2017 and December 31, 2016 are as follows:

(in millions of Won)	Date of issue	Date of maturity	Interest rate (%)	September 30, 2017		December 31, 2016
Hybrid bond 1-1(*1)	6/13/2013	6/13/2043	4.30	~~W~~	800,000	800,000
Hybrid bond 1-2(*1)	6/13/2013	6/13/2043	4.60		200,000	200,000
Issuance cost					(3,081)	(3,081)

				~~W~~	996,919	996,919

(*1)	Details of hybrid bonds as of September 30, 2017 are as follows:

(in millions of Won)	Hybrid bond 1-1	Hybrid bond 1-2
Issue price	800,000	200,000
Maturity date	30 years (The Company has a right to extend the maturity date)
Interest rate

Issue date ~ 2018-06-12 : 4.3%

reset every 5 years as follows;

•    After 5 years : return on government bond (5 years) + 1.3%

•    After 10 years : addtionally + 0.25% according to Step-up clauses

•    After 25 years : addtionally + 0.75%

Issue date ~ 2023-06-12 : 4.6%

reset every 10 years as follows;

•    After 10 years : return on government bond (10 years) + 1.4%

•    After 10 years : addtionally + 0.25% according to Step-up clauses

•    After 30 years : addtionally + 0.75%

Interest payments condition	Quaterly (Optional deferral of interest payment is available to the Company)
Others	The Company can call the hybrid bond at year 5 and interest payment date afterwards	The Company can call the hybrid bond at year 10 and interest payment date afterwards

The interest accumulated but not paid on the hybrid bonds as of September 30, 2017 amounts to ~~W~~2,150 million.

23. Reserves

Reserves as of September 30, 2017 and December 31, 2016 are as follows:

(in millions of Won)	September 30, 2017		December 31, 2016
Accumulated changes in unrealized fair value of available-for-sale investments, net of tax	~~W~~	271,154	284,240

24. Treasury Shares

As of September 30, 2017, the Company holds 7,188,006 shares of treasury stock for price stabilization and others in accordance with the Board of Director’s resolution.

37

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of September 30, 2017

(Unaudited)

25. Selling and Administrative Expenses

(a) Administrative expenses

Administrative expenses for the three-month and nine-month periods ended September 30, 2017 and 2016 were as follows:

(in millions of Won)	For the three-month periods ended September 30			For the nine-month periods ended September 30
	2017		2016	2017	2016
Wages and salaries	~~W~~	51,031	50,303	166,846	153,954
Expenses related to defined benefit plan		10,904	7,805	27,188	23,893
Other employee benefits		10,489	11,671	31,999	37,645
Travel		3,171	2,768	9,130	8,902
Depreciation		3,930	4,942	12,840	13,103
Amortization		15,038	14,533	43,704	41,408
Rental		11,439	13,943	33,720	43,597
Repairs		1,511	1,706	4,944	5,403
Advertising		22,616	24,841	74,032	56,163
Research & development		27,511	21,665	65,523	59,168
Service fees		42,906	44,264	119,431	119,300
Supplies expense		1,181	241	3,376	4,899
Vehicles maintenance		1,533	1,599	4,425	4,759
Industry association fee		1,163	3,719	4,113	7,033
Training		5,150	3,955	14,413	12,456
Conference		1,234	910	3,374	2,819
Bad debt expenses		(1,041)	1,166	567	21,835
Others		5,212	6,511	22,001	24,592

	~~W~~	214,978	216,542	641,626	640,929

(b) Selling expenses

Selling expenses for the three-month and nine-month periods ended September 30, 2017 and 2016 were as follows:

(in millions of Won)	For the three-month periods ended September 30			For the nine-month periods ended September 30
	2017		2016	2017	2016
Freight and custody expenses	~~W~~	207,235	191,653	589,516	587,264
Operating expenses for distribution center		2,471	2,428	7,284	7,236
Sales commissions		22,148	23,004	46,139	57,555
Sales advertising		895	1,184	1,986	2,187
Sales promotion		1,340	1,290	3,821	3,885
Sample		234	154	760	759
Sales insurance premium		1,422	1,534	4,381	3,444

	~~W~~	235,745	221,247	653,887	662,330

38

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of September 30, 2017

(Unaudited)

26. Finance Income and Costs

Details of finance income and costs for the three-month and nine-month periods ended September 30, 2017 and 2016 were as follows:

	For the three-month periods ended September 30			For the nine-month periods ended September 30
(in millions of Won)	2017		2016	2017	2016
Finance income
Interest income	~~W~~	25,243	24,844	63,228	68,510
Dividend income		12,703	11,464	150,660	144,001
Gain on foreign currency transactions		50,499	66,120	153,638	188,340
Gain on foreign currency translations		(11,557)	85,622	119,678	123,855
Gain on valuation of derivatives		—	(14,712)	—	10,575
Gains on derivatives transactions		—	117	—	117
Gain on disposals of available-for-sale investment		284,122	—	381,026	2,171
Gain on financial guarantee		2,402	2,552	7,231	7,687

	~~W~~	363,412	176,007	875,461	545,256

Finance costs
Interest expenses	~~W~~	36,379	35,135	90,871	114,874
Loss on foreign currency transactions		39,976	77,621	158,648	208,342
Loss on foreign currency translations		(1,366)	(1,403)	18,623	135,509
Loss on valuation of derivatives		(5,054)	35,765	71,298	102,317
Loss on derivatives transactions		—	17,034	—	17,034
Impairment loss on available-for-sale investment		41,551	2,724	94,350	221,561
Others		724	2,346	1,970	2,696

	~~W~~	112,210	169,222	435,760	802,333

39

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of September 30, 2017

(Unaudited)

27. Other Non-Operating Income and Expenses

Details of other non-operating income and expenses for the three-month and nine-month periods ended September 30, 2017 and 2016 were as follows:

	For the three-month periods ended September 30			For the nine-month periods ended September 30
(in millions of Won)	2017		2016	2017	2016
Other non-operating income
Gain on disposals of property, plant and equipment	~~W~~	6,029	1,321	21,957	17,601
Gain on disposals of intangible assets		1,223	—	23,199	483
Gain on disposals of assets held for sale		7	6,814	85	6,814
Premium income		2,549	3,888	3,888	5,863
Gain on exemption of debts		—	—	—	9,665
Reversal of impairment losses on investment in subsidiaries, associates and joint ventures		—	—	225,860	—
Others		902	1,389	11,040	17,744

		10,710	13,412	286,029	58,170

Other non-operating expenses
Loss on disposals of property, plant and equipment		36,431	14,128	106,806	69,774
Impairment losses on property, plant and equipment		—	34,056	5,562	34,056
Impairment losses on intangible assets		—	—	11,822	1,431
Donations		7,348	4,641	22,748	19,842
Impairment loss on asset held for sale		9,363	—	9,363	—
Impairment losses on investment in subsidiaries, associates and joint ventures		827	39,404	13,643	75,347
Others		10,793	14,987	17,632	25,833

	~~W~~	64,762	107,216	187,576	226,283

40

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of September 30, 2017

(Unaudited)

28. Expenses by Nature

Expenses that are recorded by nature as cost of sales, selling and administrative expenses and other non-operating expenses in the statements of comprehensive income for the three-month and nine-month periods ended September 30, 2017 and 2016 were as follows (excluding finance costs and income tax expense):

(in millions of Won)	For the three-month periods ended September 30			For the nine-month periods ended September 30
	2017		2016	2017	2016
Changes in inventories(*1)	~~W~~	53,770	(190,323)	(105,261)	126,941
Raw materials and consumables used		4,253,918	3,191,979	12,617,373	8,993,259
Employee benefits expenses		394,430	406,961	1,204,323	1,193,602
Outsourced processing cost		543,278	494,523	1,567,744	1,498,866
Depreciation(*2)		526,571	521,431	1,565,533	1,540,520
Amortization		23,479	21,332	67,515	58,443
Electricity and water expenses		161,920	175,229	479,280	564,143
Service fees		60,461	64,279	173,458	171,513
Rental		16,256	19,482	49,546	58,010
Advertising		22,616	24,841	74,032	56,163
Freight and custody expenses		207,235	191,653	589,516	587,264
Sales commissions		22,148	23,004	46,139	57,555
Loss on disposals of property, plant and equipment		36,431	14,128	106,806	69,774
Impairment losses on property, plant and equipment		—	34,056	5,562	34,056
Impairment losses on investments in subsidiaries, associates and joint ventures		827	39,404	13,643	75,347
Others		274,700	329,335	1,087,015	876,816

	~~W~~	6,598,040	5,361,314	19,542,224	15,962,272

(*1)	Changes in inventories are the changes in product, semi-finished products and by-products.
(*2)	Includes depreciation of investment property.

29. Income Taxes

The effective tax rates of the Company for the nine-month periods ended September 30, 2017 and 2016 were 21.3% and 22.5%, respectively.

41

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of September 30, 2017

(Unaudited)

30. Earnings per Share

Basic and diluted earnings per share for the three-month and nine-month periods ended September 30, 2017 and 2016 were as follows:

(in Won except per share information)	For the three-month periods ended September 30			For the nine-month periods ended September 30
	2017		2016	2017	2016
Profit	~~W~~	729,921,746,510	578,995,935,125	2,078,722,527,607	1,335,416,347,414
Interests of hybrid bonds, net of tax		(8,330,108,492)	(8,330,108,492)	(24,628,146,846)	(24,804,509,930)
Weighted-average number of common shares outstanding(*1)		79,998,798	79,996,318	79,998,325	79,996,052
Basic and diluted earnings per share		9,020	7,134	25,677	16,383

(*1)	The weighted-average number of common shares used to calculate basic earnings per share are as follows:

	For the three-month periods ended September 30		For the nine-month periods ended September 30
(in share)	2017	2016	2017	2016
Total number of common shares issued	87,186,835	87,186,835	87,186,835	87,186,835
Weighted-average number of treasury shares	(7,188,037)	(7,190,517)	(7,188,510)	(7,190,783)

Weighted-average number of common shares outstanding	79,998,798	79,996,318	79,998,325	79,996,052

Since there were no potential shares of common stock which had dilutive effects as of September 30, 2017 and 2016, diluted earnings per share is equal to basic earnings per share.

42

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of September 30, 2017

(Unaudited)

31. Related Party Transactions

(a)	Significant transactions with related companies for the nine-month periods ended September 30, 2017 and 2016 were as follows:

1) For the nine-month period ended September 30, 2017

(in millions of Won)	Sales and others(*1)			Purchase and others(*2)
	Sales		Others	Purchase of material	Purchase of fixed assets	Outsourced processing cost	Others
Subsidiaries(*3)
POSCO ENGINEERING & CONSTRUCTION CO., LTD.	~~W~~	2,551	55	—	117,040	2	9,835
POSCO Processing&Service		298,781	1	113,628	4,595	8,309	404
POSCO COATED & COLOR STEEL Co., Ltd.		305,823	3,533	—	—	7,166	47
POSCO ICT(*4)		1,122	5,087	—	225,629	21,203	129,147
eNtoB Corporation		1	30	233,816	4,265	32	19,292
POSCO CHEMTECH		266,494	27,736	362,422	15,721	214,862	6,646
POSCO ENERGY CO., LTD.		133,124	1,068	—	—	—	—
POSCO DAEWOO Corporation		3,868,409	35,155	375,159	221	29,974	1,355
POSCO Thainox Public Company Limited		160,079	9,780	8,068	—	—	—
POSCO America Corporation		296,609	—	90	—	—	1,283
POSCO Canada Ltd.		218	666	206,071	—	—	—
POSCO Asia Co., Ltd.		1,517,004	887	311,610	194	1,257	3,053
Qingdao Pohang Stainless Steel Co., Ltd.		119,797	—	—	—	—	160
POSCO JAPAN Co., Ltd.		1,105,655	2	20,104	311	—	2,397
POSCO MEXICO S.A. DE C.V.		231,152	—	—	—	—	665
POSCO Maharashtra Steel Private Limited		349,800	—	—	—	—	51
POSCO(Suzhou) Automotive Processing Center Co., Ltd.		147,370	—	—	—	—	—
Others		835,030	7,681	208,938	21,508	174,123	84,427

		9,639,019	91,681	1,839,906	389,484	456,928	258,762

Associates and joint ventures(*3)
POSCO PLANTEC Co., Ltd.		1,097	71	4,366	255,140	14,905	17,591
SNNC		3,833	426	390,983	—	—	1
POSCO-SAMSUNG-Slovakia Processing Center		40,994	—	—	—	—	—
Roy Hill Holdings Pty Ltd		—	—	547,506	—	—	—
CSP - Compania Siderurgica do Pecem		—	—	159,501	—	—	—
Others		10,737	52,519	59,652	—	—	3

		56,661	53,016	1,162,008	255,140	14,905	17,595

	~~W~~	9,695,680	144,697	3,001,914	644,624	471,833	276,357

(*1)	Sales and others are mainly consist of sales of steel products to subsidiaries, associates and joint ventures.
(*2)	Purchases and others are mainly consist of subsidiaries’ purchases of construction services and purchases of raw materials to manufacture steel products.
(*3)	As of September 30, 2017, the Company provided guarantees to related companies (Note 20).
(*4)	Others (purchase) mainly consist of service fees related to maintenance and repair of ERP System.

43

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of September 30, 2017

(Unaudited)

2) For the nine-month period ended September 30, 2016

(in millions of Won)	Sales and others			Purchase and others
	Sales		Others	Purchase of material	Purchase of fixed assets	Outsourced processing cost	Others
Subsidiaries
POSCO ENGINEERING & CONSTRUCTION CO., LTD.	~~W~~	28,110	16,642	8	180,712	—	18,236
POSCO Processing&Service		814,370	5,777	375,111	—	10,503	1,333
POSCO COATED & COLOR STEEL Co., Ltd.		232,828	2,560	—	—	9,390	121
POSCO ICT		987	523	—	132,485	24,974	124,867
eNtoB Corporation		—	5	186,764	4,924	80	13,231
POSCO CHEMTECH		238,837	23,813	374,993	10,269	216,581	4,503
POSCO ENERGY CO., LTD.		138,359	1,023	—	—	—	22
POSCO TMC Co., Ltd.		204,163	—	2	—	1,024	733
POSCO AST		152,108	1	—	—	19,695	922
POSCO DAEWOO Corporation		2,368,416	34,341	62,308	—	—	132
POSCO Thainox Public Company Limited		175,429	2,915	6,891	—	—	176
POSCO America Corporation		404,184	—	—	—	—	641
POSCO Canada Ltd.		—	—	83,005	—	—	—
POSCO Asia Co., Ltd.		1,304,048	221	307,166	102	735	1,657
Qingdao Pohang Stainless Steel Co., Ltd.		97,707	—	—	—	—	513
POSCO JAPAN Co., Ltd.		806,338	—	16,672	2,406	322	2,017
POSCO MEXICO S.A. DE C.V.		172,017	—	—	—	—	—
POSCO Maharashtra Steel Private Limited		268,152	106	—	—	—	57
POSCO(Suzhou) Automotive Processing Center Co., Ltd.		102,823	—	—	—	—	—
Others		720,889	10,201	156,233	41,955	159,168	82,790

		8,229,765	98,128	1,569,153	372,853	442,472	251,951

Associates and joint ventures
SeAH Changwon Integrated Special Steel		28	—	1,095	—	627	—
POSCO PLANTEC Co., Ltd.		2,193	31	2,533	143,946	12,248	6,825
SNNC		4,661	863	334,208	—	—	—
POSCO-SAMSUNG-Slovakia Processing Center		31,456	—	—	—	—	—
KOBRASCO		—	29,297	—	—	—	—
Others		21,996	12,923	57,106	—	—	—

		60,334	43,114	394,942	143,946	12,875	6,825

	~~W~~	8,290,099	141,242	1,964,095	516,799	455,347	258,776

44

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of September 30, 2017

(Unaudited)

(b)	Significant transactions with related companies for the three-month periods ended September 30, 2017 and 2016 were as follows:

1) For the three-month period ended September 30, 2017

(in millions of Won)	Sales and others			Purchase and others
	Sales		Others	Purchase of material	Purchase of fixed assets	Outsourced processing cost	Others
Subsidiaries
POSCO ENGINEERING & CONSTRUCTION CO., LTD.	~~W~~	773	11	—	36,265	2	5,307
POSCO COATED & COLOR STEEL Co., Ltd.		100,020	—	—	—	2,001	25
POSCO ICT		331	10	—	79,713	7,309	42,734
eNtoB Corporation		—	—	78,695	2,763	15	6,154
POSCO CHEMTECH		93,332	6,672	130,813	—	73,666	387
POSCO ENERGY CO., LTD.		49,814	370	—	—	—	—
POSCO DAEWOO Corporation		1,410,115	—	163,305	—	13,219	106
POSCO Thainox Public Company Limited		51,024	—	1,938	—	—	—
POSCO America Corporation		93,596	—	—	—	—	1,208
POSCO Canada Ltd.		—	317	63,505	—	—	—
POSCO Asia Co., Ltd.		516,351	277	79,460	—	493	1,478
Qingdao Pohang Stainless Steel Co., Ltd.		38,112	—	—	—	—	132
POSCO JAPAN Co., Ltd.		351,593	2	6,623	311	—	1,658
POSCO MEXICO S.A. DE C.V.		54,215	—	—	—	—	665
POSCO Maharashtra Steel Private Limited		129,911	—	—	—	—	19
POSCO(Suzhou) Automotive Processing Center Co., Ltd.		46,754	—	—	—	—	—
Others		271,107	642	71,362	4,778	58,933	34,823

		3,207,048	8,301	595,701	123,830	155,638	94,696

Associates and joint ventures
POSCO PLANTEC Co., Ltd.		644	25	624	52,235	4,572	1,626
SNNC		1,176	142	146,867	—	—	—
POSCO-SAMSUNG-Slovakia Processing Center		17,535	—	—	—	—	—
Roy Hill Holdings Pty Ltd		—	—	184,772	—	—	—
CSP - Compania Siderurgica do Pecem		—	—	9,404	—	—	—
Others		3,866	12,673	15,026	—	—	2

		23,221	12,840	356,693	52,235	4,572	1,628

	~~W~~	3,230,269	21,141	952,394	176,065	160,210	96,324

45

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of September 30, 2017

(Unaudited)

2) For the three-month period ended September 30, 2016

(in millions of Won)	Sales and others			Purchase and others
	Sales		Others	Purchase of material	Purchase of fixed assets	Outsourced processing cost	Others
Subsidiaries
POSCO ENGINEERING & CONSTRUCTION CO., LTD.	~~W~~	750	13	8	27,381	—	2,190
POSCO Processing&Service		335,743	—	123,031	—	10,503	461
POSCO COATED & COLOR STEEL Co., Ltd.		79,499	—	—	—	2,899	65
POSCO ICT		301	231	—	51,045	7,191	43,332
eNtoB Corporation		—	5	64,335	760	24	4,308
POSCO CHEMTECH		79,401	5,801	128,287	3,666	75,368	1,169
POSCO ENERGY CO., LTD.		45,256	371	—	—	—	22
POSCO TMC Co., Ltd.		57,402	—	1	—	—	56
POSCO DAEWOO Corporation		807,385	—	25,136	—	—	—
POSCO Thainox Public Company Limited		60,482	58	2,654	—	—	153
POSCO America Corporation		118,816	—	—	—	—	641
POSCO Canada Ltd.		—	—	19,524	—	—	—
POSCO Asia Co., Ltd.		403,657	98	142,877	53	444	935
Qingdao Pohang Stainless Steel Co., Ltd.		36,783	—	—	—	—	94
POSCO JAPAN Co., Ltd.		291,532	—	4,461	2,038	268	1,023
POSCO MEXICO S.A. DE C.V.		60,836	—	—	—	—	—
POSCO Maharashtra Steel Private Limited		75,568	106	—	—	—	—
POSCO(Suzhou) Automotive Processing Center Co., Ltd.		38,436	—	—	—	—	—
Others		302,261	383	48,557	10,770	54,331	31,954

		2,794,108	7,066	558,871	95,713	151,028	86,403

Associates and joint ventures
SeAH Changwon Integrated Special Steel		8	—	208	—	110	—
POSCO PLANTEC Co., Ltd.		339	6	721	51,943	4,078	1,956
SNNC		2,261	166	128,309	—	—	—
POSCO-SAMSUNG-Slovakia Processing Center		14,887	—	—	—	—	—
Others		3,769	8,313	28,808	—	—	—
		21,264	8,485	158,046	51,943	4,188	1,956

	~~W~~	2,815,372	15,551	716,917	147,656	155,216	88,359

46

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of September 30, 2017

(Unaudited)

(c)	The related account balances of significant transactions with related companies as of September 30, 2017 and December 31, 2016 are as follows:

1) September 30, 2017

(in millions of Won)	Receivables				Payables
	Trade accounts and notes receivable		Others	Total	Trade accounts and notes payable	Accounts payable	Others	Total
Subsidiaries
POSCO ENGINEERING & CONSTRUCTION CO., LTD.	~~W~~	2	2,179	2,181	—	14,340	199	14,539
POSCO COATED & COLOR STEEL Co., Ltd.		55,272	243	55,515	—	5	1,003	1,008
POSCO ICT		—	160	160	816	57,672	6,666	65,154
eNtoB Corporation		—	—	—	9,798	23,357	15	33,170
POSCO CHEMTECH		62,995	3,394	66,389	64,161	8,049	17,155	89,365
POSCO ENERGY CO., LTD.		35,734	1,277	37,011	—	—	1,425	1,425
POSCO DAEWOO Corporation		520,655	—	520,655	5,463	1,983	5,664	13,110
POSCO Thainox Public Company Limited		51,003	—	51,003	—	—	—	—
POSCO America Corporation		10,826	—	10,826	—	—	—	—
POSCO Asia Co., Ltd.		455,115	1,266	456,381	8,450	—	—	8,450
Qingdao Pohang Stainless Steel Co., Ltd.		26,556	—	26,556	—	54	—	54
POSCO MEXICO S.A. DE C.V.		78,290	1,005	79,295	—	—	—	—
POSCO Maharashtra Steel Private Limited		395,229	6,628	401,857	—	—	—	—
Others		365,501	64,129	429,630	52,930	21,925	13,878	88,733

		2,057,178	80,281	2,137,459	141,618	127,385	46,005	315,008

Associates and joint ventures
POSCO PLANTEC Co., Ltd.		674	2	676	1,669	20,080	—	21,749
SNNC		231	50	281	29,382	—	—	29,382
Others		721	23,005	23,726	25,230	—	—	25,230

		1,626	23,057	24,683	56,281	20,080	—	76,361

	~~W~~	2,058,804	103,338	2,162,142	197,899	147,465	46,005	391,369

47

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of September 30, 2017

(Unaudited)

2) December 31, 2016

(in millions of Won)	Receivables				Payables
	Trade accounts and notes receivable		Others	Total	Trade accounts and notes payable	Accounts payable	Others	Total
Subsidiaries
POSCO ENGINEERING & CONSTRUCTION CO., LTD.	~~W~~	3	3,359	3,362	—	9,825	515	10,340
POSCO Processing&Service		207,744	178	207,922	1,085	5,367	5,184	11,636
POSCO COATED & COLOR STEEL Co., Ltd.		48,716	324	49,040	—	5	1,600	1,605
POSCO ICT		—	128	128	1,062	89,382	6,074	96,518
eNtoB Corporation		—	—	—	9,948	29,310	15	39,273
POSCO CHEMTECH		27,253	3,868	31,121	54,702	11,870	19,282	85,854
POSCO ENERGY CO., LTD.		18,701	2,012	20,713	—	—	1,425	1,425
POSCO DAEWOO Corporation		182,700	11,184	193,884	460	183	49	692
POSCO Thainox Public Company Limited		62,034	8	62,042	—	224	—	224
POSCO America Corporation		10,008	—	10,008	—	—	—	—
POSCO Asia Co., Ltd.		375,823	458	376,281	25,101	—	—	25,101
Qingdao Pohang Stainless Steel Co., Ltd.		25,386	—	25,386	—	5	—	5
POSCO MEXICO S.A. DE C.V.		114,166	1,024	115,190	—	—	—	—
POSCO Maharashtra Steel Private Limited		208,737	9,923	218,660	—	—	—	—
Others		333,031	64,526	397,557	17,374	46,455	26,974	90,803

		1,614,302	96,992	1,711,294	109,732	192,626	61,118	363,476

Associates and jointventures
POSCO PLANTEC Co., Ltd.		30	9	39	2,125	39,647	—	41,772
SNNC		223	26	249	40,201	—	—	40,201
Others		800	1	801	991	17,685	—	18,676

		1,053	36	1,089	43,317	57,332	—	100,649

	~~W~~	1,615,355	97,028	1,712,383	153,049	249,958	61,118	464,125

48

POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of September 30, 2017

(Unaudited)

(d)	Details of compensation to key management officers for the nine-month periods ended September 30, 2017 and 2016 were as follows:

(in millions of Won)	September 30, 2017		September 30, 2016
Short-term benefits	~~W~~	36,742	20,428
Long-term benefits		3,938	8,893
Retirement benefits		12,814	5,594

	~~W~~	53,494	34,915

Key management officers include directors (including non-standing directors), executive officials and fellow officials who have significant influence and responsibilities in the Company’s business and operations.

32. Commitments and Contingencies

(a)	Commitments

The Company entered into long-term contracts to purchase iron ore, coal, nickel and others. The contracts of iron ore and coal generally have terms of more than three years and the contracts of nickel have terms of more than one year. These contracts provide for periodic price adjustments based on the market price. As of September 30, 2017, 124 million tons of iron ore and 19 million tons of coal remained to be purchased under such long-term contracts.

The Company entered into an agreement with Tangguh Liquefied Natural Gas (LNG) Consortium in Indonesia to purchase 550 thousand tons of LNG annually for 20 years commencing on August 2005. The purchase price is subject to change, based on changes of the monthly standard oil price (JCC) and with a price ceiling.

As of September 30, 2017, the Company entered into commitments with Korea National Oil Corporation for long-term foreign currency borrowings, which are limited up to the amount of USD 8.25 million and USD 6.49 million. The borrowings are related to the exploration of gas hydrates in Namangan-Chust and the exploration of gas hydrates in Western Fergana-Chinabad, respectively. The repayment of the borrowings depends on the success of the project. The Company is not liable for the repayment of full or part of the money borrowed if the respective projects fail. The Company has agreed to pay a certain portion of its profits under certain conditions, as defined by the borrowing agreements. As of September 30, 2017, the balances of the borrowing are USD 4.09 million.

(b)	As of September 30, 2017, the Company has provided three blank promissory notes and three blank checks to Korea National Oil Corporation as collateral for long-term foreign currency borrowings.

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POSCO

Notes to the Condensed Separate Interim Financial Statements, Continued

As of September 30, 2017

(Unaudited)

(c)	Litigation in progress

The Company is involved in 14 litigations for alleged damages aggregating to ~~W~~51.6 billion as of September 30, 2017 which arose in the ordinary course of business. The Company has recognized provisions for 2 of 14 litigations amounting to ~~W~~2.5 billion by estimating the outcome of such litigations reasonably. Except 2 litigations, the Company has not recognized any provisions since the Company believes that it does not have a present obligation on other litigations as of September 30, 2017.

(d)	The Company has provided a supplemental funding agreement, as the largest shareholder, as requested from the creditors, including Norddeutsche Landesbank, for seamless funding to the construction of new power plant by POSCO ENERGY CO., LTD.

33. Cash Flows from Operating Activities

Changes in operating assets and liabilities for the nine-month periods ended September 30, 2017 and 2016 were as follows:

(in millions of Won)	September 30, 2017		September 30, 2016
Trade accounts and notes receivable, net	~~W~~	(838,879)	(3,837)
Other accounts receivable		50,307	60,236
Inventories		(125,757)	163,179
Prepaid expenses		(31,746)	(18,324)
Other current assets		11	130
Long-term guarantee deposits		(49)	138
Other non-current assets		—	(60)
Trade accounts and notes payable		(92,773)	181,776
Other accounts payable		(76,790)	15,885
Accrued expenses		(75,379)	(11,459)
Advances received		32,309	(1,629)
Withholdings		(3,074)	4,482
Unearned revenue		(588)	(842)
Other current liabilities		(7,125)	(12,817)
Payments of severance benefits		(89,151)	(67,093)
Plan assets		79,723	(36,259)
Other non-current liabilities		18	—

	~~W~~	(1,178,943)	273,506

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